8/6



03029217

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4203 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 8/12/03





其士國際集團有限公司

CHEVALIER

INTERNATIONAL HOLDINGS LIMITED



二零零二至二零零三年度年報

ANNUAL REPORT 2002 - 2003



目錄

財務日誌

事項	日期
中期業績公佈	二零零二年十二月十六日
末期業績公佈	二零零三年七月十六日
截止過戶日期	
中期股息	二零零三年一月十三日至十七日
末期股息	二零零三年八月二十五日至二十九日
股東週年大會	二零零三年九月三日
派發股息	
中期股息每股港幣七點五仙(重列)	二零零三年二月二十四日
末期股息每股港幣十仙	二零零三年十月十日

財務概要

（所列帳項為港幣）

下列為本集團截至二零零三年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	1999	2000	2001	2002	**2003**
財政項目（*百萬元*）					
總資產	5,642	4,907	4,847	5,170	**5,387**
總負債	3,566	2,442	2,341	2,607	**2,851**
少數股東權益	295	364	325	335	**283**
股東資金	1,781	2,101	2,181	2,228	**2,253**
股本（*發行股數－百萬*）	1,115	1,166	1,231	1,275	**1,309**
營業額	11,648	4,290	3,775	3,339	**3,332**
年度溢利	153	275	172	111	**102**
每股計算*（*元*）					
盈利	0.75	1.2	0.75	0.45	**0.4**
股息	0.25	0.4	0.3	0.175	**0.175**
資產淨值（按帳面值）	7.99	9.01	8.86	8.74	**8.61**

* *計算乃經過調整，藉以反映於二零零三年六月，本公司每五股每股面值港幣0.25元之普通股股份合併為一股每股面值港幣1.25元之股份。*

營業額
（百萬元）



11648
4290
3775
3339
3332
1999
2000
2001
2002
2003

溢利
（百萬元）



275
153
172
111
102
1999
2000
2001
2002
2003

股東資金
（百萬元）



1781
2101
2181
2228
2253
1999
2000
2001
2002
2003

盈利及股息
（每股計算）
（元）



盈利
股息
0.75
1.2
0.75
0.45
0.4
0.25
0.4
0.3
0.175
0.175
1999
2000
2001
2002
2003

執行董事

周亦卿*（主席兼董事總經理）*
郭海生*（董事總經理）*
馮伯坤
簡嘉翰
黃奇岳
譚國榮

獨立非執行董事

鄭明訓J.P.
黃宏發O.B.E. (Hon.), J.P.
周明權O.B.E., J.P.

秘書

簡嘉翰

核數師

德勤•關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

中國銀行（香港）有限公司
東亞銀行
法國巴黎銀行
香港上海滙豐銀行
上海商業銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔
告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：25

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier.com

香港特別行政區政府
工務局

其士（土木工程）有限公司	－第一名冊－承建商名冊港口工程（丙組／試用期）
其士（建築）有限公司	－第一名冊－樓宇建築（丙組）
其士（機電工程）有限公司	－電氣裝置（第三組）
其士（環境技術）有限公司	－為污水處理廠及隔濾廠供應及安裝機電設備
	－供應及裝置濾水廠設備（試用期）
其士（香港）有限公司	－空調及製冷裝置（第二組）
	－工業用途電氣裝置
	－安裝柴油發電設備
	－安裝機械裝卸及起重設備
	－升降機及自動梯
	－製造及架設機械設備（第二組）
	－供應及裝置抽水系統及相連的水管工程
其士（衛星通訊）有限公司	－廣播接收裝置
	－防盜及保安裝置（試用期）
	－供應及安裝音響設備（試用期）
	－供應及安裝無線電設備（試用期）
	－供應及安裝視像設備（試用期）
聯益建造有限公司	－第一名冊－樓宇建築（丙組）
	－水務工程（丙組）
	－道路及渠務（甲組／試用期）

屋宇署

其士（香港）有限公司	－專門承建商名冊－通風系統工程類別名冊
其士（建築）有限公司	－一般建築承建商名冊
聯益建造有限公司	－一般建築承建商名冊
聯益承建有限公司	－一般建築承建商名冊

環境保護署

其士（環境技術）有限公司	－空氣質素監測站（設計、建造、操作）

機電工程署

其士（機電工程）有限公司	－註冊電業承辦商
其士（香港）有限公司	－建築工地升降機及塔式工作平台（安全）條例－註冊承建商
	－升降機及自動梯註冊承建商

消防署

其士（機電工程）有限公司	－註冊消防裝置承辦商（第二級）

香港海關

其士冷藏倉庫有限公司	－公眾保稅倉牌照

食物環境衛生署

其士冷藏倉庫有限公司	－凍房牌照

工業貿易署

其士冷藏倉庫有限公司	－獲批准的食米貯存地方

康樂及文化事務署

其士富居物業管理有限公司	－認可供應商

電訊管理局

其士（商業系統）有限公司	－無線電銷售牌照（放寬限制）
	－示範／展覽牌照（放寬限制）
其士（衛星通訊）有限公司	－衛星電視共用天線系統牌照

香港房屋委員會

其士（建築）有限公司	－樓宇承建商（新造工程第二組）、保養工程（第一組）
其士（機電工程）有限公司	－電器承辦商
其士（香港）有限公司	－冷氣及通風系統承建商
	－備用發電機組保養
	－升降機及自動梯承建商
其士富居物業管理有限公司	－認可居屋苑物業管理公司（名單甲）
	－公共租住屋邨認可物業管理代理登記冊
	－物業管理服務合約承判商
	－認可停車場管理公司
聯益承建有限公司	－保養工程第二組
	－商場改善工程（試用）

香港房屋協會	
其士(建築)有限公司	一樓宇承建商(任何價值之工程)
聯益建造有限公司	一認可本地承建商
保險業監理處	
其士保險有限公司	一一般保險業務牌照
香港保險業聯會	
其士保險有限公司	一會員
保險索償投訴局	
其士保險有限公司	一會員
香港專業保險經紀協會	
其士(保險顧問)有限公司	一會員
公司註冊處一放債人部	
其士三利財務有限公司	一放債人牌照
啟銓有限公司	一放債人牌照
香港旅遊業議會	
其士旅遊有限公司	一基本會員
國際航空運輸協會	
其士旅遊有限公司	一認可證書
香港貿易發展局	
其士旅遊有限公司	一旅行社名冊
保安及護衛業管理委員會	
其士(香港)有限公司	一保安公司牌照(保安工作類別III)
其士(衛星通訊)有限公司	一保安公司牌照(保安工作類別III)
香港品質保證局	
其士(土木工程)有限公司	一ISO 9002品質證書CC1438 土木工程的建造和保養
其士(建築)有限公司	一ISO 9001品質證書CC140 樓宇建築 一ISO 9001品質證書CC270 樓宇保養、維修及改善工程
其士(機電工程)有限公司	一ISO 9002品質證書CC393 電氣系統的供應和安裝
其士(環境技術)有限公司	一ISO 9001品質證書CC792 自來水及污水處理系統的設計、供應和安裝(香港)
其士(香港)有限公司	一ISO 9001品質證書CC242 設計、安裝及維修升降機及自動梯系統 一ISO 9001品質證書CC458 採暖、通風和空調、低壓電力、消防和給排水系統的設計、物料供應和安裝 採暖、通風和空調系統的保養
其士(衛星通訊)有限公司	一ISO 9001品質證書CC2229 特低壓電力系統、話音和數據網絡系統的設計、物料供應、安裝和維修保養
聯益承建有限公司	一ISO 9002品質證書CC259 樓宇保養、維修及改善工程
聯益建造有限公司	一ISO 9002品質證書CC790 樓宇建築、土木工程及維修工程
Preussag Pipe Rehabilitation Hong Kong Limited	一ISO 9001品質證書CC2222 提供地下管道更新服務
新加坡生產力與標準局	
其士新加坡控股有限公司	一ISO 9001品質證書 升降機與自動梯之設計、安裝與維修
AOQC Moody International Registration Ltd.	
Chevalier Chrysler Inc.	一ISO 9002品質證書 汽車銷售、服務及零件裝配

業務架構


管道翻新
冷氣設備系統
升降機及自動扶梯
保險服務
玻璃幕牆及鋁窗工程
環保工程
資訊及網絡科技
其士國際集團有限公司 *
50.77%
其士科技控股有限公司 *
流動電腦方案
樓宇建築
35.90%
其士建築集團有限公司 *
土木工程


物業投資及發展
汽車代理
機電工程
旅遊顧問
物業管理
建材設備
國際貿易
酒店投資
物流及倉儲服務
電力及工業設備
財務及借貸服務


電訊系統
銀行設備及支票處理方案
零售
商業機器
保養服務


道路、渠務及水務工程
混凝土供應
樓宇保養

* 於香港聯合交易所有限公司上市



周亦卿博士

截至二零零三年三月三十一日止年度，本集團之營業額為港幣三十三億元，股東應佔溢利為港幣一億零二百萬元，較去年輕微回落。業績繼續未如理想主要由於本港樓市進一步萎縮所致。儘管政府已實行連串措施以扭轉其跌勢，市場上的樓宇供應及存貨仍然相當多，以致需在今後數年逐步消化。縱然業務出現倒退，本集團於若干領域上仍取得進展。

股息

董事會建議派發末期股息每股港幣十仙(二零零二年(重列)：港幣七點五仙)予於二零零三年八月二十九日星期五名列於本公司股東名冊內之股東。截至二零零三年三月三十一日止年度，連同已派付之中期股息每股港幣七點五仙(重列)(二零零二年(重列)：港幣十仙)，合共派發股息每股港幣十七點五仙(重列)(二零零二年(重列)：港幣十七點五仙)。

待即將召開之股東週年大會上獲股東批准，股息單將約於二零零三年十月十日星期五以現金支付，而股東可選擇收取本公司每股面值港幣一點二五元之股份(「新股份」)，以代替彼等獲得之部份或全部現金股息(「以股代息計劃」)。獲配發新股份的數目乃參照由二零零三年八月二十五日星期一至二零零三年八月二十九日星期五止五個連續交易日在香港聯合交易所有限公司(「聯交所」)之每股平均收市價，再經折讓百分之五計算。載有有關以股代息計劃詳情之函件及選擇表格將約於二零零三年九月十六日星期二寄發予各股東。此項以股代息計劃須待聯交所就將發行之新股份上市及買賣作出批准，方可作實。

管理層討論及分析

本公司

升降機及電扶梯

儘管面對艱困的營商環境，升降機及電扶梯部門(「電梯部」)仍繼續保持營業額及為本集團提供主要的經營溢利。電梯部與玻璃幕牆及鋁窗工程部門(「鋁窗部」)聯手接獲香港四季酒店的大型合約，該酒店將於二零零四年開幕，並將成為香港規模最大的六星級酒店。電梯部亦接獲另一份主要合約，為香港房屋委員會轄下的葵涌邨第五期供應及安裝升降機。



為香港中環機場鐵路總站香港四季酒店安裝升降機及進行鋁工程



為紅磡國際都會安裝電力設備

玻璃幕牆及鋁窗

除上述合約外，鋁窗部亦接獲數碼港發展項目及國際金融中心第二期部份之玻璃幕牆工程合約。雖然建築市況疲弱，該部門仍能維持不俗之增長。

機電工程

機電工程部門之表現未如理想，該部門已進行重組從而加強項目管理控制系統。其手頭合約包括紅磡灣國際都會、紀利華木球會之重建、北角英皇道十八號之酒店發展及東涌站上蓋之住宅發展。

管道翻新

年內，Preussag Pipe Rehabilitation Hong Kong Limited接獲多份公營及私營機構的合約。然而由於多個政府項目延期推出，導致其營業額遜於預期。



在香港國際機場進行的RIB LOC管道翻新工程

為配合本集團於「免挖掘」管道翻新技術建立雄厚根基之策略，本集團繼續增加在瑞典NordiTube Technologies AB（「Norditube」）及澳洲上市公司Rib Loc Group Limited（「RibLoc」）之股本權益。此兩間公司專門開發該等技術及製造相關物料。於本報告日期，本集團分別持有Norditube及RibLoc百分之五十四點二一及百分之二十一點五四之權益。此外，在PRS Rohrsanierung GmbH（「PRS」）之聯營安排的攤薄效應下，令本集團除了在Norditube及RibLoc持有股權外，還取得亞洲業務之直接控制權。本集團於PRS之權益則相對大幅減少，然而本集團仍然透過Norditube踏足歐洲市場。

環保工程

大埔自來水處理廠之項目於二零零三年六月完成，而竹篙灣迪士尼樂園發展計劃之環保安裝合約正如期進行。此外，採用微波消毒技術的馬尼拉醫療廢料處理系統之業務表現不俗。本集團鋭意把環保業務擴展至中國內地及區內其他國家。

大埔自來水處理廠及泵站



本集團於去年透過其佔百分之五十五權益之一間聯營公司－其士雅康有限公司所開展之飲食環保業務未如理想，主要為經濟環境疲弱所致。本集團將繼續加強開發納米催化式氧化科技(NCCO)以解決本港飲食業所遇到的油煙污染問題。

酒店投資

本集團於中國內地之酒店業務在二零零三年上半年無疑受到非典型肺炎爆發之影響，然而整體業務尤其在入住率方面於二零零二年取得進展。位於信陽及東莞兩間其士大酒店之入住率維持在滿意水平，位於九江之四星級酒店的入住率更升至百分之七十五，尤以內地在去年的黃金週為佳。

位於加拿大溫哥華商業區中心擁有二百七十五間客房之玫瑰花園酒店，於回顧財政年內之表現保持平穩。

保險

保險業部門在競爭激烈下仍取得令人滿意之增長。其營業額較去年增至逾港幣三億一千三百萬元。

物業投資及物業管理

年內，位於上海之豪華住宅物業－亦園的入住率維持逾百分之八十之水平，然而香港的投資物業於年內卻保持穩定收入，達港幣二千一百萬元。

其士富居物業管理有限公司(「其士富居」)在年內承接多項私營及公營機構的管理合約，包括屋苑、工商大廈、商場、停車場及公共設施等。憑藉雄厚的財務狀況、在物業管理方面之豐富經驗及優質服務，其士富居獲納入香港房屋委員會多個類別的認可名單中。

物流及倉儲

儘管市道不景及競爭熾熱，物流及倉儲業務在去年仍為本集團提供穩定的盈利貢獻。位於葵涌之倉庫為客戶提供多種具效率及可靠之冷藏倉庫服務。憑藉優質的倉儲服務，其士冷藏倉庫有限公司於二零零三年一月獲香港品質保證局頒發ISO9002品質証書。



位於葵涌冷藏倉庫卸貨區

海外業務

年內，加拿大汽車業務之經營溢利增長達百分之四十。此外，本田汽車代理連續三年贏取本田優異代理獎，此項殊榮乃舉足輕重之成就，該獎項旨在對表現超越加拿大本田汽車所訂下的高表現水平之代理作出肯定。


Action
HONDA

位於加拿大的汽車代理業務

美國西岸之貿易及分銷業務的表現在年內出現不俗增長。該業務主要涉及東方食品之入口、分銷、批發及市場推廣。本集團並取得多個廣受市場歡迎的著名品牌之獨家代理權。

其士科技控股有限公司(「其士科技」)


TOSHIBA
Notebook Computer
Choose freedom.

於泰國二零零三年展覽會中展出東芝筆記簿型電腦

其士科技集團在截至二零零三年三月三十一日止年度之表現令人失望，主要由於結束零售業務所致。其士科技集團錄得之營業額約為港幣六億八千八百萬元，較去年下跌百分之十一，年內之虧損為港幣二千三百萬元，每股虧損為港幣十三點三仙。

個人電腦產品市場之劇烈競爭繼續對電腦部門之表現構成影響。其士科技集團將致力推出價格吸引之產品以提升競爭力。

鑑於預期競爭激烈及經濟前景不明朗等因素將會持續，其士科技集團作出艱難但卻必要之決定，結束大部份零售店及流動電話特許經營店之業務，導致出現虧損。此外於二零零二年十二月，其士科技集團在銅鑼灣開設首間以嶄新服務概念經營的其士店數碼廊，並設有東芝客戶服務中心，駐有專業的客戶服務員為東芝牌手提電腦客戶提供度身訂造及快捷的售後服務。

資訊科技及網絡方案部門之數項手頭大型合約，包括新電視城、國際金融中心二期及九廣鐵路西鐵項目均進展理想。商業機器部門及售後服務部門之表現保持平穩。然而，由於競爭激烈及市況呆滯，該等部門之整體盈利貢獻均告下跌。

鑑於泰國近年維持強勁的經濟增長，其士科技集團於泰國之業務繼續較集團其他部門優勝。

其士建築集團有限公司(「其士建築」)

截至二零零三年三月三十一日止年度，鑑於本地物業市場放緩，其士建築集團繼續在極為嚴峻的環境下經營。雖然營業額顯著滑落，其士建築集團仍錄得港幣一千八百萬元之經營溢利(二零零二年：港幣六百五十萬元)。股東應佔溢利為港幣七百四十萬元(二零零二年：港幣六百七十萬元)，每股盈利為港幣二點九八仙(二零零二年：港幣二點七仙)。

於二零零三年三月三十一日，其士建築集團手頭合約之尚餘總值持續下降，此乃由於香港特別行政區政府縱然已因應時勢推出穩定市況之措施，仍未能阻止本港樓市進一步放緩。其士建築集團之手頭建築及土木工程合約分別約為港幣三千八百萬元及港幣二億零二百萬元。



位於新界天水圍國際濕地公園

於年度後，其士建築集團接獲位於新界天水圍的國際濕地公園建築合約。該項目包括興建公園內所有室內及室外設施、渠道及路面工程。公園將可供香港市民觀賞米埔沼澤區和后海灣一帶的濕地及自然景色。而位於觀塘的藍田小學之建築工程於年內如期進行。

年內，其士建築集團手頭土木工程合約為將軍澳海港發展一三七區第二期之興建海堤及填海工程，以及佐敦道第三期填海及餘下工程。

展望

年內，鑑於需求疲弱及生產過剩對勞動市場構成壓力，全球經濟依然不濟。美國方面，二零零三年五月之工廠生產設備使用率維持在百分之七十四點三，為二十年以來的低位。儘管房地產市場暢旺，商業開支及消費者信心仍然低落。縱然在股票市場上揚及貨幣供應增加流入經濟體系等因素帶動下，近期公佈的多項領先經濟指標均屬正面，惟大部份公司在資本開支方面仍然審慎，消費者繼續抑壓消費意慾，勢將拖慢全球經濟的復甦速度。

香港方面，失業率及通縮持續高企，加上非典型肺炎疫潮之沖擊，均對本地經濟增長造成影響。政府已將二零零三年增長預測由原先的百分之三降至百分之一點五。在尋求解決經濟問題上所承受的壓力與日俱增下，政府推出了總值港幣一百一十八億元之緊急救市方案，惟預料該些措施僅能略為紓緩本港經濟。除了營造有利的營商環境外，政府還致力加強本港與珠江三角洲之間更進一步的融合，以造就更多商機和就業機會。政府在二零零三年六月公佈將於二零零四年一月一日生效的更緊密經貿關係安排(CEPA)，該項自由貿易安排標誌本港與中國內地之間更密切的經濟聯繫。此外，中國內地批准東莞、

中山、江門及佛山等四個廣東省南部城市的居民，由二零零三年七月起可以個人身份申請訪港，將擴闊中國內地旅客來港的門檻。縱然CEPA對本地經濟的成效仍有待觀察，本集團仍對中國內地的商機審慎樂觀，並將繼續以謹慎態度在中國內地擴展業務。

儘管面對不明朗的經營環境，本集團在遍及香港和海外所實行的多元化業務策略，令其可抵禦全球經濟的起伏不定，表現得以保持平穩。展望未來，本集團將貫徹嚴控成本之措施，並尋求開拓業務的新機遇，尤會著眼於中國內地。

年度後事項

其士新加坡控股有限公司(「其士新加坡」)之私有化項目

於二零零三年二月六日，本公司建議透過一間全資附屬公司Smart Expand Limited（「SEL」）私有化於新加坡股票交易所(「新交所」)上市之附屬公司其士新加坡。SEL以現金坡幣0.38元作為其士新加坡股本中每股坡幣0.1元之股份的收購價(「收購」)。收購總成本約為港幣24,000,000元，由本公司以內部資源作支付。收購於二零零三年四月二十五日完成，所取得之有效接納為108,667,000股其士新加坡股份，相等於其士新加坡已發行股本約96.6%。於二零零三年六月五日，SEL根據新加坡公司條例行使強制性收購之權利。在強制性收購後，其士新加坡正式成為本公司之全資附屬公司。其士新加坡於二零零三年六月十一日於新交所之官方名冊上除牌，並於二零零三年六月二十日易名為「其士新加坡控股私人有限公司」。其士新加坡之現有業務及運作均維持不變。

股份合併

於二零零三年四月三十日，本公司之董事會建議將本公司股本中每五股每股面值港幣0.25元之股份合併(「股份合併」)為一股每股面值港幣1.25元之新股(「新股」)。股份合併於二零零三年六月五日舉行之股東特別大會上獲股東批准。於合併後，本公司之法定股份由1,700,000,000股減至340,000,000股，已發行股份則由1,309,231,865股減至261,846,373股。有關詳情載於本公司於二零零三年五月二十日的通函內。

致謝

二零零三年為香港經濟困難的一年，本集團因而面對經濟及社會方面所帶來的重重挑戰。本人謹藉此機會，代表董事會對全體員工的努力，令本集團安然渡過時艱，深表謝意。

主席兼董事總經理
周亦卿

香港，二零零三年七月十六日

於二零零三年三月三十一日，本集團之總資產淨值約為港幣2,253,000,000元（二零零二年：港幣2,228,000,000元），較二零零二年增加港幣25,000,000元或1.1%。

總債務與資本比率為59%（二零零二年：56.9%）及淨債務與資本比率為20.3%（二零零二年：23.4%），此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣2,253,000,000元（二零零二年：港幣2,228,000,000元）而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣1,330,000,000元（二零零二年：港幣1,268,000,000元）。現金及銀行結存（包括抵押存款）為港幣872,000,000元（二零零二年：港幣747,000,000元），而借貸淨額為港幣458,000,000元（二零零二年：港幣521,000,000元）。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息借貸款中，約港幣400,000,000元乃透過對冲掉期息率之固定息率計算。

年內，財務費用為港幣52,000,000元（二零零二年：港幣61,000,000元），較二零零二年減少港幣9,000,000元。

本公司提供公司擔保，作為授予附屬公司之信貸擔保為總值港幣879,000,000元（二零零二年：港幣1,141,000,000元）。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

主要物業表

本集團之主要物業詳列如下：

(甲)持作投資／自用物業

地點	用途	大約樓面面積	契約年期	集團所佔權益
		平方呎		*百分率*
香港				
九龍觀塘成業街十六號 怡生工業中心A座地下	工業	16,000	中期	100
新界粉嶺安樂邨安福街一號 其士貨倉大廈	工業	118,300	中期	100
九龍灣常悅道二十一號 其士工程服務中心	工業	177,500	中期	100
九龍灣宏開道八號 其士商業中心十樓 一零一一至一零一九室、 十九至二十三樓及 佔三分一權益之停車位201個	寫字樓及 停車場	174,600	中期	100
新界葵涌國瑞路 一百二十四至一百三十號	冷藏倉儲	427,500	中期	38.3
渣甸山軒德蓀道九號	住宅	9,500	長期	100
石澳道二十號	住宅	5,300	長期	100
新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	工業	80,000	永久業權	90.4
The Blue Building, 10 Genting Road, Singapore 349473	工業	17,000	永久業權	90.4
加拿大				
4334-4340 Kingston Road, Ontario, MIF 2M8	用作汽車經銷 之寫字樓、工場 及停車場	20,200	永久業權	100
14535-14583, Yonge Street, Aurora, Ontario （位於安大略省Aurora市）	用作汽車經銷 之寫字樓、工場 及停車場	25,000	永久業權	100
888 Hamilton Street, Vancouver, B.C.	酒店	63,000	永久業權	75
美國				
430 East Grand Avenue, South San Francisco, CA	工業／貨倉	38,000	永久業權	100

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積	契約年期	集團所佔權益
		平方呎		百分率
中華人民共和國				
河南省信陽市民權路三五五號	酒店	129,000	中期	70
東莞市厚街鎮沙塘村沙隆路	酒店	123,500	長期	100
廣東省廣州市東山廣場十八樓四、五、六、及七室	寫字樓	7,200	中期	50.8
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	寫字樓及陳列室	21,300	永久業權	50.8

(乙) 發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積	發展後大約樓面面積	集團所佔權益
				平方呎	平方呎	百分率
中華人民共和國						
東莞市中心H-1-1及H-1-2地段	空置地盤	視乎中國政府撥地之日期	住宅及商業	104,880	524,500	50

(丙) 待售物業

地點	大約樓面面積	契約年期	集團所佔權益
	平方呎		百分率
香港			
九龍旺角西海庭道8－16號富榮花園	38,000	中期	100
新界將軍澳唐明街1號富康花園	24,000	中期	100
新界屯門龍門道45號富健花園	20,000	中期	100
中華人民共和國			
上海市徐滙區十八街坊四十八號地塊亦園	367,000	長期	80

董事會欣然將本公司及本集團截至二零零三年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為供應、安裝及保養升降機及自動梯、玻璃幕牆及鋁窗、冷氣系統、機電系統、電力設備及工業設備，環境保護工程，供應及安裝建築材料及設備，汽車銷售、維修及租賃服務，物業發展及投資，保險服務，提供廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術服務，銷售及維修商業機器。

本集團截至二零零三年三月三十一日止年度以業務及地區分類之營業額及業績載於財務報告附註第35項內。

業績及撥用

本集團於截至二零零三年三月三十一日止年度之業績載於第28頁之綜合收益表內。中期股息每股港幣七點五仙(重列)已於二零零三年二月二十四日星期一以現金支付，並可選擇收取本公司股份。董事會現建議派發末期股息每股港幣十仙，而股東可選擇收取本公司每股面值港幣一點二五元之股份，以代替彼等獲得之部份或全部現金股息。

股本

年度內，本公司股本之變動載於財務報告附註第32項內。

購股權計劃

有關本公司及其附屬公司之購股權計劃可予認購股份詳情載於財務報告附註第41項內。

儲備

年度內，儲備的變動載於財務報告附註第33項內。

投資物業

年度內，投資物業的變動載於財務報告附註第14項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第15項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及銷售額不足30%。本公司各董事、其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本超過5%者)概無與本集團的五大供應商或五大客戶有任何權益。

物業

本集團於二零零三年三月三十一日之主要物業資料載於第16頁至第17頁。

僱員及薪酬制度

於二零零三年三月三十一日，本集團於全球僱用約4,300名全職員工。年度內，員工總開支約為港幣542,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之工作表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃。

慈善捐款

年度內，本集團捐款予認可慈善機構為港幣1,317,000元及其他社團為港幣989,000元。

主要附屬公司、聯營公司及共同控制實體

本公司各主要附屬公司、聯營公司及共同控制實體之詳情分別載於財務報告附註第71頁至第76頁。

優先承讓權

本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年度內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士 *(主席兼董事總經理)*
郭海生先生 *(董事總經理)*
馮伯坤先生
簡嘉翰先生
黃奇岳先生
譚國榮先生
馮和順先生 *(於二零零二年四月一日辭任)*

獨立非執行董事

鄭明訓先生
黃宏發先生
周明權博士 *(於二零零二年十一月二十八日獲委任)*
Iain Leonard DALE先生 *(於二零零二年九月二十日退任)*

根據本公司之細則，鄭明訓先生及周明權博士須於即將召開之股東週年大會上告退，周明權博士願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、簡嘉翰先生、黃奇岳先生及譚國榮先生在若干合約中獲得利益，概因彼等乃其士科技及／或其士建築之董事及／或實益擁有其權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述者外，本公司或其任何附屬公司於本年底或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

按聯交所證券上市規則（「上市規則」）詮釋，本集團不時與被列作「關連人士」的其士建築及其士科技進行交易。聯交所於一九九六年一月三十一日及一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該等豁免，當每次本集團與其士建築及／或其士科技之若干附屬公司按一般及日常業務簽訂的關連交易，本公司無需以新聞通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

一、 其士建築（香港）有限公司（「其建香港」）為其士建築之全資附屬公司，於二零零二年十一月一日與本公司之全資附屬公司金瑞投資有限公司簽訂一項渠務工程合約，約值港幣1,426,000元。

二、 本公司與其士建築簽署一份協議書，由其士建築集團作總承建商不時向本公司之若干附屬公司購買升降機及自動梯、冷氣設備系統、機電工程系統、建築材料及設備及其有關安裝服務。本集團達成以下由上市規則列作的關連交易合約：

總承建商	工程性質	承判商	估計合約金額	本集團應佔權益
			港幣千元	*百分率*
其建香港	供應及安裝建築材料	其士（建材工程）有限公司（「其士建材」）	2,388	100
其建香港	電力安裝	其士（香港）有限公司（「其士香港」）	702	100
其士（建築）有限公司（「其建」）	供應及安裝建築材料	其士建材	9,082	100
其建	供應及安裝電力及機電設備	其士香港	38,962	100
其士（土木工程）有限公司	設備租用	其士建材	268	100

截至二零零三年三月三十一日止年度內，有關上述銷售及完成部份工程所收取之款項約為港幣9,000,000元。

關連交易(續)

三、本公司與其士建築達成行政服務協議，由本集團提供會計、庫務、電子數據處理、公司秘書及人事管理等服務予其士建築集團。根據該協議，其士建築集團須按照全年之營業額0.3%支付予本公司作為管理服務費用。截至二零零三年三月三十一日止年度內，其士建築根據該協議支付予本公司之管理費用為港幣676,000元。

四、本公司之全資附屬公司以市值租金將下列物業出租予其士科技集團及其士建築集團：

業主	租用物業(用途)	租戶	年度租金
			港幣千元
萬珠發展有限公司	其士商業中心的部份(寫字樓)	其士科技集團	622
		其士建築集團	1,442
威方發展有限公司	其士貨倉大廈的部份(貨倉)	其士科技集團	13
		其士建築集團	195
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	其士科技集團	4,181
		其士建築集團	258
聯業發展有限公司	銀海商業大廈的部份(寫字樓)	其士科技集團	39
星穎有限公司	金都大廈的部份(寫字樓)	其士科技集團	40
星穎有限公司	東山廣場的部份(寫字樓)	其士科技集團	147

年度內，其士科技集團及其士建築集團就上述租賃支付予本集團之租金分別約港幣5,000,000元及港幣1,900,000元。

本公司獨立非執行董事確認，本集團截至二零零三年三月三十一日止年度內達成上述之交易為：

(i) 本集團一般及日常業務；

(ii) 以一般商業條款進行或非較獨立第三方可獲之條款優厚者；

(iii) 對本公司之股東而言均為公平及合理；及

(iv) 在有關豁免書內所述之金額內。

於二零零二年三月六日，本公司董事會計劃透過其全資附屬公司Success Vantage Limited(「收購人」)以自願性無條件現金收購方式，收購其士新加坡全部普通股股份，收購價為坡幣0.45元。其士新加坡為本公司之附屬公司，並於新交所上市。根據上市規則第14.23(1)(a)條，收購人向周亦卿博士於其士新加坡之權益作出之收購構成關連交易。由於收購人就購入周博士持有之4,375,000股其士新加坡股份支付的總代價為坡幣1,968,750元，此項交易屬上市規則第14.25(1)條所指之交易，並須符合有關披露之要求。

於二零零三年六月五日，本公司之全資附屬公司Smart Expand Limited行使強制性收購之權利。在強制性收購後，其士新加坡正式成為本公司之全資附屬公司及於二零零三年六月十一日於新交所之官方名冊上除牌，並於二零零三年六月二十日易名為「其士新加坡控股私人有限公司」。

董事之證券權益

於二零零三年三月三十一日，根據上市公司董事進行證券交易的標準守則向本公司及聯交所作出之知會，或根據證券(披露權益)條例(「披露權益條例」)第二十九條於本公司登記冊內須作之記錄，各董事於本公司及其相聯公司(定義見披露權益條例)之股份權益如下：

(甲) 本公司權益－股份

董事名稱	普通股股份數目 個人權益	家族權益	總數
周亦卿	662,561,758 *	—	662,561,758
郭海生	491,083	—	491,083
馮伯坤	456,450	—	456,450
簡嘉翰	145,200	—	145,200
譚國榮	845,078	162,365	1,007,443

* *周亦卿博士實益擁有本公司股份662,561,758股，佔本公司已發行股本約50.61%。該等股份與下段「主要股東」中所述之股份相同。*

(乙) 相聯公司權益－股份

董事名稱	相聯公司	普通股股份數目 個人權益	公司權益	家族權益	總數
周亦卿	其士科技	34,079,270	434,974,666*	—	469,053,936
	其士新加坡	—	101,653,000*	—	101,653,000
	其士建築	61,036,489	89,385,444*	—	150,421,933
郭海生	其士科技	12,000,000	—	—	12,000,000
	其士建築	1,326,437	—	—	1,326,437
馮伯坤	其士科技	12,900,000	—	—	12,900,000
簡嘉翰	其士科技	2,256,000	—	—	2,256,000
譚國榮	其士科技	2,000,000	—	52,000	2,052,000
	其士建築	625,796	—	7,142	632,938

* *周亦卿博士實益持有662,561,758股本公司股份，佔本公司已發行股本約50.61%。根據披露權益條例，周博士被視為擁有本公司持有之其士科技股份434,974,666股、其士新加坡股份101,653,000股及其士建築股份89,385,444 股之權益，周博士並已就此向其士科技、其士新加坡及其士建築作出知會。*

於二零零三年三月三十一日，若干董事個人持有認購本公司及其相聯公司普通股股份的購股權，詳情載於下文「購股權計劃」一節內。

除上文及下段之「購股權計劃」所披露者外，於二零零三年三月三十一日，根據披露權益條例第二十八條或第三十一條或附表第一部份之規定，概無本公司董事或其配偶或其未滿十八歲之子女被視為擁有本公司或其任何相聯公司(定義見披露權益條例)證券之任何權益或獲授予任何權利以認購本公司或其任何相聯公司之證券，或在年內行使該等權利。

購股權計劃

本公司及其士科技於一九九一年九月三十日採納了購股權計劃(分別「其士國際舊計劃」及「其士科技舊計劃」),並於二零零一年九月二十九日屆滿,亦無再根據其士國際舊計劃及其士科技舊計劃授出其他購股權。於二零零三年三月三十一日,根據本公司及其相聯公司之購股權計劃授出而未行使之購股權詳情如下:

(甲) 本公司權益－購股權

				購股權數目				
董事名稱	授出日期	行使購股權之期限	購股權之每股行使價 (港元)	於二零零二年四月一日持有	於年內行使	於年內註銷	於年內失效	於二零零三年三月三十一日持有
周亦卿	17/12/1999	30/06/2000-29/06/2003	0.488	8,450,000	–	–	–	8,450,000
郭海生	17/12/1999	30/06/2000-29/06/2003	0.488	5,350,000	–	–	–	5,350,000
馮伯坤	17/12/1999	30/06/2000-29/06/2003	0.488	5,350,000	–	–	–	5,350,000
簡嘉翰	17/12/1999	30/06/2000-29/06/2003	0.488	5,000,000	–	–	–	5,000,000
黃奇岳	17/12/1999	30/06/2000-29/06/2003	0.488	5,000,000	–	–	–	5,000,000
譚國榮	17/12/1999	30/06/2000-29/06/2003	0.488	5,000,000	–	–	–	5,000,000

於二零零三年三月三十一日,根據其士國際舊計劃已授出之購股權涉及之股份數目為34,150,000股,相等於本公司於授出該日之已發行股份2.7%,並可繼續根據其授出條款予以行使。

(乙) 相聯公司權益－購股權

					購股權數目				
董事名稱	相聯公司	授出日期	行使購股權之期限	購股權之每股行使價 (港元)	於二零零二年四月一日持有	於年內行使	於年內註銷	於年內失效	於二零零三年三月三十一日持有
周亦卿	其士科技	17/12/1999	30/06/2000-29/06/2003	0.464	7,000,000	–	–	–	7,000,000
郭海生	其士科技	17/12/1999	30/06/2000-29/06/2003	0.464	5,000,000	–	–	–	5,000,000
馮伯坤	其士科技	17/12/1999	30/06/2000-29/06/2003	0.464	6,550,000	–	–	–	6,550,000
簡嘉翰	其士科技	17/12/1999	30/06/2000-29/06/2003	0.464	5,000,000	–	–	–	5,000,000

於二零零三年三月三十一日,根據其士科技舊計劃已授出之購股權涉及之股份數目為28,550,000股,相等於其士科技於授出該日之已發行股份3.3%,並可繼續根據其授出條款予以行使。

購股權計劃(續)

本公司股東於二零零二年九月二十日舉行之二零零二年度股東週年大會上採納新購股權計劃(「其士國際新計劃」)。本公司及其士科技股東於二零零二年九月二十日在各自舉行之二零零二年度股東週年大會上採納另一項新購股權計劃(「其士科技新計劃」)。其士國際新計劃及其士科技新計劃完全符合上市規則第十七章之規定。其士國際新計劃及其士科技新計劃條款概要已分別載於本公司及其士科技於二零零二年七月三十日刊發之通函內。年內,並無購股權根據其士國際新計劃及其士科技新計劃而授出、行使、註銷或失效。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

除上述本公司與其士建築簽署管理協議外,年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士,主席兼董事總經理,現年六十七歲,彼為其士集團之創辦人及兩間香港上市公司其士科技及其士建築之主席。彼亦為萬順昌集團有限公司、電視廣播有限公司及邵氏兄弟(香港)有限公司之非執行董事。於一九九五年, 周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜,並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員,並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務,於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務,及在個別宗親同鄉會及關心中國事務等機構擔任要職,貢獻良多,其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會永遠榮譽會長。此外,英、比、法、日四國先後頒授勳銜予周博士,以表揚及認同彼對本地及海外社會之貢獻。

郭海生先生,董事總經理,現年五十三歲,於一九七二年加入其士集團,彼為其士科技董事及其士建築之副主席。彼亦為香港電梯業協會主席及國際電梯工程師協會香港一中國分會副主席,並為香港註冊升降機及自動梯工程師,彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗,負責本集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

董事簡介(續)

執行董事(續)

馮伯坤先生，董事，現年五十一歲，於一九七四年加入其士集團，彼為其士科技之董事總經理。他被推選為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術、亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與本集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

簡嘉翰先生，董事及公司秘書，現年五十二歲，於一九八六年加入其士集團，彼為其士科技之董事及公司秘書及其士建築之公司秘書。彼亦為冠華國際控股有限公司及i100 Limited之非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

黃奇岳先生，董事，現年七十四歲，於一九八九年加入其士集團，彼為其士建築之董事。他負責其士集團的內部審核及項目發展。黃先生為澳洲會計師公會高級會員，亦為香港會計師公會及香港稅務會計師公會資深會員。

譚國榮先生，董事，現年四十二歲，於一九八六年加入其士集團，彼為其士建築之董事。除參與管理保險承保、物業發展、物業管理及冷藏倉庫等部門外，彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問一職。

獨立非執行董事

鄭明訓先生，現年六十六歲，於一九九八年加入董事會。鄭先生現任中鍵顧問有限公司合夥人。彼曾出任立法局議員、英之傑太平洋有限公司及洛希爾父子(香港)有限公司之主席。鄭先生並擔任香港及英國多間上市公司之非執行董事職務，現為大學顧問委員會委員及香港科技大學兼任教授。

黃宏發先生，現年五十九歲，於一九九九年加入董事會。黃先生自一九八五年起為立法局／立法會之民選議員。他自一九七零年起任教香港中文大學，現任政治及行政學系名譽教授。彼亦為新洲印刷集團有限公司之非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University公共行政學碩士學位。

周明權博士，現年六十一歲，於二零零二年加入董事會。彼為周明權工程顧問有限公司之主席。彼擁有近四十年於英國、中東、中國及香港籌劃、設計及興建多個工程項目之經驗。彼現任香港考試及評核局之主席及中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，惟每月薪金以港幣20,000元為上限。根據法例規定，有關利益須保留六十五歲之退休年齡方可領取。

年內，本集團在該等計劃之總供款為港幣20,194,000元，其中已扣除之已沒收供款為港幣2,763,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣49,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東

於二零零三年三月三十一日，本公司之唯一主要股東為周亦卿博士。根據披露權益條例第十六(一)條須予存置之本公司登記冊內所載，周博士持有本公司股份662,561,758股，佔本公司已發行股本約50.61%。

除上文披露者外，就董事所知，概無任何人士於年內擁有任何股份權益或認購股份之權利，相等於本公司已發行股本10%或以上。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃及授予若干董事之購股權外，於年內任何時間，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則規定成立，並於年內舉行兩次會議，其中成員包括本公司之獨立非執行董事黃宏發先生、Iain Leonard DALE先生(於二零零二年九月二十日退任)及周明權博士(於二零零二年十一月二十八日獲委任)。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜。

最佳應用守則

董事會認為本公司於年內均遵守上市規則附錄十四所載之最佳應用守則之指引。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席兼董事總經理
周亦卿

香港，二零零三年七月十六日

德勤‧關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致 CHEVALIER INTERNATIONAL HOLDINGS LIMITED 股東
(在百慕達註冊成立之有限公司)

本核數師已將刊於第28頁至第78頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴 公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時,董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見,並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷,及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況,貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作,均以取得認為必需之資料及解釋為目標,以便能為本核數師提供充份之憑證,就該等財務報表是否存有重要之錯誤陳述,作合理之確定。於作出核數意見時,本核數師並衡量該等財務報表內所載之資料在整體上是否足夠,本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於二零零三年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況,並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師

香港,二零零三年七月十六日

綜合收益表

截至二零零三年三月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
營業額	4	**3,332,297**	3,338,878
銷售成本		**(2,836,708)**	(2,798,120)
毛利		**495,589**	540,758
其他經營收入	5	**77,230**	46,114
經銷成本		**(166,198)**	(242,508)
行政開支		**(98,027)**	(116,795)
資產減值虧損	6	**(19,699)**	—
其他經營支出	7	**(67,019)**	(31,868)
經營溢利		**221,876**	195,701
財務費用	8	**(50,703)**	(57,893)
所佔聯營公司業績		**2,176**	16,620
所佔共同控制實體業績		**(7,485)**	(15,967)
待終止營運之虧損	9	**(12,093)**	—
除税前溢利	10	**153,771**	138,461
税項	11	**(52,101)**	(22,816)
未計少數股東權益前溢利		**101,670**	115,645
少數股東權益		**240**	(4,183)
本年度之溢利		**101,910**	111,462
股息	12	**45,776**	44,629
每股盈利	13		
基本		**39.6仙**	44.6仙
攤薄		**39.6仙**	44.4仙

二零零三年三月三十一日結算

	附註	2003 **港幣千元**	2002 港幣千元
非流動資產			
投資物業	14	**361,359**	366,465
物業、廠房及設備	15	**1,122,874**	1,216,629
待發展物業	16	**7,153**	5,635
商譽	17	**3,620**	–
負商譽	18	**–**	(78)
無形資產	19	**4,136**	4,816
所佔聯營公司權益	21	**67,038**	96,934
所佔共同控制實體權益	22	**15,465**	74,206
證券投資	23	**28,979**	77,001
會所債券		**1,619**	1,869
		1,612,243	1,843,477
流動資產			
存貨	24	**191,492**	188,442
待售物業	25	**993,089**	1,057,099
應收帳款、存出按金及預付款項	26	**991,672**	1,014,644
聯營公司應收帳		**4,125**	2,034
就合約工程應向客戶收取之款項	27	**280,719**	86,982
證券投資	23	**441,455**	230,070
有抵押之存款		**85,484**	63,136
銀行結存及等同現金		**786,660**	683,684
		3,774,696	3,326,091
流動負債			
應付款項、存入按金及應付費用	28	**824,454**	739,144
未滿期保險費－一年內到期		**135,386**	135,659
未決保險索償		**226,302**	108,340
應付建築成本費用		**21,567**	130,051
聯營公司應付帳		**78**	27,293
共同控制實體應付帳		**–**	19,032
就合約工程應向客戶支付之款項	27	**120,640**	43,022
應付票據		**43,781**	63,466
融資性租賃之債務	29	**1,891**	3
遞延服務收入		**21,209**	18,974
課稅準備		**35,299**	17,552
銀行貸款及透支	30	**891,454**	526,465
		2,322,061	1,829,001
流動資產淨值		**1,452,635**	1,497,090
總資產減流動負債		**3,064,878**	3,340,567
非流動負債			
銀行貸款	30	**434,664**	741,536
未滿期保險費－超逾一年		**91,166**	36,485
融資性租賃之債務	29	**2,281**	8
遞延課稅	31	**1,487**	–
		529,598	778,029
少數股東權益		**282,659**	334,883
淨資產		**2,252,621**	2,227,655
股本及儲備			
股本	32	**327,308**	318,778
儲備	33	**1,925,313**	1,908,877
股東資金		**2,252,621**	2,227,655

本財務報告之28頁至78頁於二零零三年七月十六日經董事會通過及授權刊發，並由以下董事代表簽署：

郭海生
董事

馮伯坤
董事

二零零三年三月三十一日結算

	附註	2003 港幣千元	2002 港幣千元
非流動資產			
所佔附屬公司權益	20	**1,644,200**	1,538,087
所佔聯營公司權益	21	**18,108**	18,108
所佔共同控制實體權益	22	**–**	54,563
證券投資	23	**5,673**	4,134
會所債券		**599**	599
		1,668,580	1,615,491
流動資產			
應收帳款、存出按金及預繳款項		**5,365**	4,181
附屬公司之應收帳		**1,009,357**	1,132,209
聯營公司之應收帳		**652**	257
證券投資	23	**139,362**	16,936
預繳税		**532**	656
銀行結存及等同現金		**176**	67
		1,155,444	1,154,306
流動負債			
應付款項、存入按金及應付費用		**2,435**	2,383
附屬公司之應付帳		**733,290**	1,057,799
銀行貸款及透支	30	**290,000**	100,570
		1,025,725	1,160,752
流動資產(負債)淨值		**129,719**	(6,446)
資產淨值		**1,798,299**	1,609,045
股本及儲備			
股本	32	**327,308**	318,778
儲備	33	**1,470,991**	1,290,267
股東資金		**1,798,299**	1,609,045

郭海生
董事

馮伯坤
董事

截至二零零三年三月三十一日止年度

	2003 港幣千元	2002 港幣千元
年初總權益	**2,227,655**	2,181,263
重估投資物業之虧損	**(15,669)**	(30,300)
重估其他物業之(虧損)盈餘	**(52,548)**	14,813
申算海外附屬公司、聯營公司及共同控制實體財務報告所產生之兑換差額	**15,069**	(3,134)
未於綜合收益表上確認之淨虧損	**(53,148)**	(18,621)
本年度之溢利	**101,910**	111,462
出售投資物業對重估盈餘調整	**–**	(741)
附屬公司清盤將資本儲備撥回收益表	**–**	735
股息	**(38,718)**	(68,584)
發行新股	**14,938**	22,175
股份發行費用	**(16)**	(34)
年末之總權益	**2,252,621**	2,227,655

綜合現金流動表

截至二零零三年三月三十一日止年度

	附註	2003 港幣千元	2002 港幣千元
經營業務			
除稅前溢利		**153,771**	138,461
調整以下項目：			
所佔聯營公司業績		**(2,176)**	(16,620)
所佔共同控制實體業績		**7,485**	15,967
利息收入		**(25,959)**	(23,682)
利息支出		**50,565**	57,892
投資證券之股息收入		**(364)**	(894)
融資性租賃費用		**138**	1
折舊		**57,883**	57,440
物業、廠房及設備的減值虧損		**1,218**	–
證券投資的減值虧損		**1,959**	–
商譽的減值虧損		**17,740**	–
回撥發展物業撥備		**(930)**	–
會所債券減值虧損		**250**	–
負商譽撥回		**(78)**	–
商譽攤銷		**1,859**	1,830
無形資產攤銷		**680**	84
附屬公司清盤之虧損		**–**	735
出售物業、廠房及設備之淨虧損		**11,524**	4,874
重估非流動物業之虧損(盈餘)		**28,539**	(5,463)
出售聯營公司之盈利		**(309)**	–
出售共同控制實體之虧損		**409**	–
計提共同控制實體權益之撥回撥備		**–**	(378)
營運資本變動前之經營現金流量		**304,204**	230,247
存貨之減少		**5,096**	56,876
待售物業之減少		**64,010**	104,150
應收帳款、存出按金及預繳款項減少		**42,632**	30,109
就合約工程應向客戶收取款項之(增加)減少		**(185,234)**	523
證券投資之增加		**(159,398)**	(252,482)
應付款項、存入按金及應付費用之增加(減少)		**68,444**	(116,805)
未滿期保險費之增加		**54,408**	90,773
未決保險索償之增加		**117,962**	83,026
應付建築成本費用之減少		**(108,484)**	(46,197)
就合約工程應向客戶支付款項之增加		**75,806**	37,410
應付票據之減少		**(19,692)**	(56,838)
遞延服務收入之增加(減少)		**2,220**	(11,461)
匯兌之差額		**(7,108)**	1,668
來自經營業務之現金		**254,866**	150,999
已付利息		**(50,443)**	(63,188)
財務性融資費用支出		**(138)**	(1)
已繳付利得稅		**(32,767)**	(42,466)
利得稅退款		**3,579**	7,361
來自經營業務之現金淨額		**175,097**	52,705

截至二零零三年三月三十一日止年度

	附註	2003 **港幣千元**	2002 *港幣千元*
投資業務			
已收利息		**23,010**	19,946
收取聯營公司之股息		**10,387**	3,361
收取共同控制實體之股息		**4,650**	—
購買物業、廠房及設備		**(36,179)**	(314,570)
收取證券投資之股息		**364**	894
出售物業、廠房及設備		**8,015**	7,595
增購附屬公司之權益		**(46,698)**	(221)
購入及增購聯營公司之權益		**(13,635)**	(4,734)
購入共同控制實體		**—**	(54,560)
購入無形資產		**—**	(4,900)
出售共同控制實體		**26**	—
聯營公司之(借款)還款		**(1,146)**	32,124
共同控制實體之還款		**6**	791
有抵押之存款之增加		**(22,333)**	(136)
收購附屬公司所引致之現金流入	34	**3,135**	—
超過三個月到期之銀行定期存款增加		**(20,034)**	—
使用於投資業務之現金淨額		**(90,432)**	(314,410)
融資業務			
已付股息		**(23,780)**	(46,409)
支付附屬公司少數股東之股息		**(1,700)**	(11,985)
新借銀行及其他貸款		**350,490**	611,906
償還銀行及其他貸款		**(320,550)**	(337,118)
發行新股之費用		**(16)**	(34)
償還融資性租賃債務		**(1,260)**	(48)
附屬公司少數股東之貢獻		**4**	24,700
償還資本予附屬公司之少數股東		**(10,177)**	—
(使用於)來自融資業務之現金淨額		**(6,989)**	241,012
現金及等同現金項目增加(減少)		**77,676**	(20,693)
於年初之現金及等同現金		**680,448**	702,349
滙兑調整		**6,362**	(1,208)
於年終現金及等同現金項目		**764,486**	680,448
現金及等同現金分析			
以前已報告之現金及等同現金金額			628,126
短期銀行貸款重新分類之影響			52,322
重申之現金及等同現金金額			680,448
即:			
銀行結存及等同現金		**786,660**	683,684
減:超過三個月到期之銀行存款		**(20,034)**	—
		766,626	683,684
銀行透支		**(2,140)**	(3,236)
		764,486	680,448

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市。

本公司之主要業務為投資控股，而其附屬公司之主要業務已呈列於第71至74頁。

2. 採納會計實務準則

本年度，本集團首次採納下列由香港會計師公會頒佈之新及經修訂之會計實務準則（會計實務準則）。採納這等準則而對集團之會計政策有若干變更已呈列如下，但對本年度或以往各會計年度之業績並無重大影響，故此無需作出前期調整。

財務報表之呈報

會計實務準則第一條（經修訂）「財務報表之呈報」以綜合權益轉變報表取代綜合確認損益報表。

外幣

會計實務準則修訂版第11條「外幣換算」規定，剔除收益表中海外附屬公司及聯營公司及共同控制實體匯兑換算按本期末市場匯率計算，此政策於過往已被集團依從。而現在改以按本期平均匯率計算。此會計政策的變化並未對本年度或以往各會計年度之業績產生任何重大影響。

現金流動表

會計實務準則第15條（經修訂）「現金流動表」，現金流動分類由以往的五個項目重新歸類為三個項目－經營業務、投資業務及融資業務。利息及股息收入、利息支出及股息支出在過往會計期間被作為個別項目獨立列出，現則分別列入投資業務、經營業務及融資業務。由收益項目税收中產生的現金流動被視為經營業務，除非此項目已清楚註明為投資或融資業務。除此之外，現金及等同現金亦已修訂將用作融資性的短期借款不包括在計算之內。這重新界定的現金及等同現金引致現金流量表的比較數字重報。

待終止營運

根據會計實務準則第33條「待終止營運」，當已達成具約束力之買賣合約或已宣布詳細之終止營運計劃時，有關待終止營運之金額會獨立披露。採納會計實務準則第33條引致本年度確認集團之一般商品零售及電訊服務為待終止營運業務，詳情已披露於附註9。

僱員福利

會計實務準則第34條之「僱員福利」，推出僱員福利（包括退休保障計劃）之衡量守則。由於本集團只提供定額供款退休保障計劃，採納會計實務準則第34條不會對財務報告有任何重大影響。其他衡量僱員福利之轉變並未對本年度或以往各會計年度之業績產生重大影響。

3. 主要會計政策

財務報告表已按照歷史成本慣例編列，並就若干物業及證券作出調整並符合香港普遍採納之會計實務準則之主要會計政策載列如下：

(a) **綜合帳項基礎**

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之帳目，並連同本集團擁有於聯營公司及共同控制實體之權益，其表達基準列載於下文(d)及(e)內。

年內收購或出售附屬公司、聯營公司及共同控制實體，自其有效收購日起或至其售出日止之業績已包括於收益表內。

(b) **綜合帳項商譽／負商譽**

商譽／負商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於／低於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽被決定減值時才計算入損益表內。

於二零零一年四月一日後，從收購所產生的商譽已確認為資產及以其估計可使用年期四至五年以直線法攤銷。因收購聯營公司或共同控制實體時所產生之商譽乃包括在所佔聯營公司或共同控制實體之所載值內。惟因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。於出售附屬公司、聯營公司或共同控制實體時，過往已作撇銷或納入儲備之商譽乃包括在出售附屬公司及聯營公司之溢利或虧損內。

於二零零一年四月一日前，從收購所產生之負商譽仍然保留在儲備內，直至出售有關之附屬公司，聯營公司或共同控制實體時才計算入損益表內。

於二零零一年四月一日後，由收購所產生的負商譽將會根據市況分析從資產中扣除並計算在損益表內。若收購日時負商譽估計是基於虧損或費用，負商譽因虧損或費用發生而於同時期撥回綜合收益表。其餘負商譽則按可辨認已收購應計折舊資產之剩餘平均可使用年期，以直線法確認為收益。倘有關負商譽超出已收購可辨認非貨幣資產之總公平價值，則即時確認為收益。

因收購聯營公司或共同控制實體時所產生之負商譽乃扣除於在所佔聯營公司或共同控制實體之所載值內，惟因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(c) **附屬公司之投資**

附屬公司投資乃以成本值扣除任何確認之減值，列於本公司之資產負債表內。

(d) **所佔聯營公司權益**

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，聯營公司之權益乃指本集團應佔其資產淨值，並加上已付商譽減除任何因收購產生之負商譽而尚未於收益表內撇除、攤銷或釋放及減除任何確認之減值虧損。

本公司以已收及應收股息計算聯營公司之業績。於資產負債表內，聯營公司之投資乃按成本值減除任何非暫時性之減值準備入賬。

截至二零零三年三月三十一日止年度

3. 主要會計政策（續）

(e) 合營項目

共同控制資產

當一間集團公司直接參與合營項目之活動（此乃歸納為共同控制資產）時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入賬。

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入（出）之經濟效益確認入帳。

所佔共同控制實體權益

合營項目如涉及一個獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益乃按本集團應佔該實體的資產淨值加上已付商譽減除任何因收購產生之負商譽列入綜合資產負債表內。本集團應佔共同控制實體的收購後業績則計入綜合收益表內。

本公司於共同控制實體之投資乃按成本值減除任何非暫時性之減值入帳。本公司以已收及應收股息計算共同控制實體之業績。

(f) 證券投資

證券投資於交易日確認，初步以成本衡量。於期後之報告日，本集團已表達意願及有能力持至到期日之債務證券（持有直至到期日之債務證券），是以其折舊成本扣除減值虧損以反影其不可收回值。任何持至到期日債務證券之折讓或溢價乃按年根據投資工具之年期進行攤銷並與其他投資收入累積計算，以達至於每段期間所確認之收益作為恆常之投資回報。

非持有至到期日之債券證券之投資乃列作投資證券或其他投資。

投資證券乃為已確定長遠策略而持有之證券，於其後之申報日按成本減任何永久減損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(g) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值由獨立測計師對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於收益表內撇除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

3. 主要會計政策(續)

(g) 投資物業(續)

於出售重估物業時，有關投資物業重估之盈餘則轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊費用。

(h) 物業、廠房及設備

(i) 酒店物業

酒店物業及其內部固定設備乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值)入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值及轉入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。重估時產生之帳面淨值減少之數額如超過該資產以前重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關該物業重估之增加則轉入保留溢利。

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限提取折舊費用。

(ii) 其他物業

冷藏倉庫及其他持作固定資產之自用物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值)入帳。物業重估將定期進行，以確保帳面值與結算日時公平市值無重大差異。重估之增值乃轉入重估儲備內，但若此增值曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，確認為收入。重估時產生之帳面淨值減少之數額如超過該資產以前重估資產的重估儲備結餘，該超出部份乃在收益表中扣除。於重估物業出售或退撥時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之契約年期計提折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，兩者較短者為準作出折舊撥備。

(iii) 廠房及設備

廠房及設備乃按成本值減去累積折舊及累積減值列於帳中。

廠房及設備之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	折舊基準	購入時額外折舊	每年折舊
管道翻新設備	直線法	–	16.67%
電腦設備	餘額遞減法	20%	40%
其他	餘額遞減法	20%	20%

3. 主要會計政策（續）

(h) 物業、廠房及設備（續）

(iii) 廠房及設備（續）

持作出租之資產乃按契約訂定租賃之年期計提折舊。

持作融資性租賃資產之折舊撥備乃參照與自用資產一樣之折舊基礎或按可使用年期計提折舊如其年期較短。

出售或退撥之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(i) 無形資產

無形資產乃以成本值列賬，並以直線法按下列年期攤銷：

凍房、公眾保稅倉及食米儲存牌照	10年
電腦軟件牌照	5年

(j) 待售及發展中物業

待售物業乃按成本或可變現淨值之兩者較低值入帳。發展中物業乃按成本值及在適當情況下扣除撇賬準備入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或如已訂定有約束力的出售合同，則根據協議出售價作出之估值。

(k) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除銷售費用計算。

(l) 安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，就適用於情況呈列於資產負債表為「就合約工程應向客戶收取之款項（作為資產）」或「就合約工程應向客戶支付之款項（作為負債）」。有關工程施工前所收之金額乃包括於資產負債表中作為負債， 客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

(m) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後之保險承保費估計之部份。未滿期保險費是根據淨承保保險費計算的，在措扣除了淨佣金和給予客戶的折扣後，以直線分攤的方式分攤直至保險期之終止。

3. 主要會計政策(續)

(n) 保險索償

已支付及未決之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償，此估計是參考可預見之事件，過往的經驗和種種趨勢而作的。

(o) 收益之計算

當一項安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。工程變更，索償及獎勵金均按照客戶達成協議部分入帳。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本確認為收入。

物業銷售及轉讓之收入乃按買賣雙方簽署具約束力之銷售協議文件後入帳。

銷售貨品之收益乃於貨品送出後或貨品所有權轉予客戶後入帳。收益已減除所有銷售退回及折讓。

提供服務之收益乃於提供服務完畢時入帳。提供服務前預收之款項乃包括在遞延服務收入內。

保險業務之收益乃按保單被客戶接納及公司發出相關之付款通知書時確認。

保險代理佣金之收益乃按各保單之生效及續期日起計算。

出售證券之收益乃於交易日確認。

利息收益乃按時間比例入帳，並已根據本金之結餘及有關之利率作出計算。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(p) 營業性租賃

有關租賃合約所涉及資產之擁有權，如其產生之主要報酬及風險由出租者所持有及承擔，此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期按直線攤銷法列入收益表內。

(q) 融資性租賃

有關租賃合約所涉及資產之擁有權，如其所產生之主要報酬及風險皆由本集團所持有及承擔，此類租賃合約乃歸納為融資性租賃契約。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃之債務」內。財務成本(乃代表租賃契約之總承擔額與購買該資產公平價值之差額)已在相關租賃期內於利潤表內扣除以便於每段會計期間內就承擔結餘達致固定成本比率。

(r) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份，符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。因將某些等待使用於符合規定的資產的借貸用作暫時投資用途而引致之投資收益，已於資本化之借貸成本中扣除。

其他之借貸成本，乃於費用發生時確認為支出。

3. 主要會計政策(續)

(s) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際率或合約交收日率兌換為港幣。資產負債表結算日之外幣資產及負債概按結算日率申算為港幣。所有外盈虧均於收益表內結算。

編制綜合帳時，海外附屬公司、聯營公司及共同控制實體之資產與負債乃按結算日率申算為港元，而所有收入及支出項目乃按本期平均匯率申算為港元，而所產生之匯率損益均轉入外兌換浮動儲備帳。當上述公司出售時，該損益會確認為當期收入或支出。

(t) 資產減值

於每一個結算日，本集團審閱其有形及無形資產之所載帳面值，以決定該資產是否有減值虧損。如該資產之估計可收回款額少於其所載帳面值，所載面值會減少至可收回款額，減值虧損將予即時確認。除該資產以其他基準估值列帳，此時減值將作重估減值處理。

當減值虧損於期後撥回，資產之所載帳面值將增加至修訂之可收回款額。惟在假設於過往年度無就該資產確認減值虧損，高出於此情況下所釐定之帳面之數額則不會撥回。當減值虧損之撥回根據有關會計政策就重估資產入帳時，除非該等資產以重估數額入帳，否則任何減值虧損之撥回於其發生期間即時確認為收益。

(u) 退休保障計劃

於收益表扣除之退休保障費用乃指於本年度根據本集團所定義之供款計劃之應付供款。

(v) 稅項

稅項乃根據當年業績，並對非課稅項目及不獲稅務寬減項目作出調整而計算。時差乃指在稅務上計算的若干收支項目報稅之期間與將該等項目列入財務報表的時間不同而產生的差異。因時差影響而產生之稅項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

(w) 等同現金

等同現金為即可隨時轉化為已知金額並局限於不主要之價值變化風險之短期及高流動性之投資。

4. 營業額

以下為本集團營業額之業務分析：

	2003 **港幣千元**	2002 港幣千元
持續營運		
建築服務及工程	**1,646,676**	1,640,517
資訊科技及商業機器服務及零售	**584,785**	574,463
汽車及其他貿易	**414,012**	398,176
物業及酒店營運	**204,325**	214,444
保險業務及其他	**394,447**	316,225
待終止營運		
一般商品及通訊服務零售	**88,052**	195,053
	3,332,297	3,338,878

5. 其他經營收入

	2003 港幣千元	2002 港幣千元
其他收益包括：		
銀行及其他利息收入	**15,257**	19,766
債務證券之利息收入	**10,702**	3,916
有牌價證券之股息收入	**364**	894
管理費收入	**2,780**	2,184
外匯兌換收益	**4,669**	532
重估其他物業之盈餘	**–**	5,463
負商譽回撥	**78**	–

6. 資產減值虧損

	2003 港幣千元	2002 港幣千元
減值於：		
證券投資	**1,959**	–
商譽	**17,740**	–
	19,699	–

7. 其他經營支出

	2003 港幣千元	2002 港幣千元
其他經營支出包括：		
重估投資物業之虧損	**12,007**	–
重估其他非流動物業之虧損	**16,532**	–
呆壞帳撥備	**9,305**	20,377
商譽攤銷	**1,859**	1,830
無形資產攤銷	**680**	84

8. 財務費用

	2003 港幣千元	2002 港幣千元
銀行貸款、透支及其他貸款償還期不超逾五年之利息	**51,510**	59,681
其他貸款之利息	**–**	981
融資性租賃費用	**138**	1
	51,648	60,663
減：撥作合約工程成本	**(945)**	(2,770)
	50,703	57,893

資本化之借貸成本乃按建造或購置合規格資產時之實際支出計算撥入合規格資產之成本的平均利率為3%（二零零二年：4%）。

9. 待終止營運

於本年度本集團通訊服務及一般商品零售終止營運所產生之虧損，詳列如下：

	港幣千元
不可撤銷之經營租約支出	1,927
裁減員工支出	3,264
出售物業、廠房及設備之虧損	5,425
物業、廠房及設備之資產減值	1,218
存貨報銷	259
	12,093

於二零零二年十二月，本集團已結束所有在香港之一般商品零售店鋪及停止其業務。除此之外，於二零零二年九月本集團之董事局決定停止其在香港之電訊設備零售及電訊代理之業務。所有營運已於二零零三年五月終止。

該終止營運已包括在綜合財務報表的當年及往年的業績、資產及負債的所載值如下：

	2003 ***港幣千元***	2002 *港幣千元*
營業額	**88,052**	195,053
其他經營收益	**10,084**	12,291
經營成本	**(111,762)**	(227,579)
經營虧損	**(13,626)**	(20,235)
小數股東權益	**6,708**	10,024
本集團應佔虧損	**(6,918)**	(10,211)
總資產	**12,682**	38,741
總負債	**(13,850)**	(21,645)
	(1,168)	17,096
小數股東權益	**575**	(8,469)
本集團應佔（負債）資產淨值	**(593)**	8,627

於本年度，該等業務對本集團淨營運現金流動使用為港幣8,035,000元（二零零二年：貢獻港幣169,000元），對投資業務使用及融資業務之貢獻分別為港幣1,089,000元（二零零二年：港幣5,037,000元）及港幣8,805,000元（二零零二年：港幣2,699,000元）。

10. 除稅前溢利

	2003 **港幣千元**	2002 港幣千元
除稅前溢利已扣除下列各項目：		
物業、廠房及設備之折舊		
自用資產	**58,414**	57,489
融資租賃之資產	**1,107**	2
	59,521	57,491
減：撥作施工中工程成本	**(1,638)**	(51)
	57,883	57,440
核數師酬金	**5,178**	4,980
包括董事酬金之員工開支 *(附註a)*	**542,305**	583,769
減：撥作施工中工程成本	**(22,290)**	(26,110)
	520,015	557,659
關於租賃以下項目之營業性租賃費用		
樓宇	**27,156**	33,090
其他	**556**	695
	27,712	33,785
出售物業及設備之虧損	**11,524**	4,874
其他投資之已實現及未實現淨虧損	**9,464**	—
並包括下列項目：		
物業租金收入港幣69,730,000元（二零零二年：港幣76,698,000元）減物業支出 *(附註b)*	**56,483**	61,348
設備租賃收益港幣1,999,000元（二零零二年：港幣867,000元）減除物業外其他營業性租賃之支出	**1,260**	715
證券投資之已實現及未實現淨收益	**—**	12,217

附註：

(a) 董事酬金已包括在員工開支，其資料在附註37中披露。員工開支包括裁減員工付款合共港幣6,028,000元（二零零二年：港幣3,545,000元）及退休金計劃扣除已沒收供款合共港幣20,194,000元（二零零二年：港幣21,894,000元）。

(b) 已包括從共同控制資產收取之租金港幣1,859,000元（二零零二年：港幣2,147,000元）減支出港幣751,000元（二零零二年：港幣813,000元）。

截至二零零三年三月三十一日止年度

11. 稅項

	2003 港幣千元	2002 港幣千元
支出(撥回)包括:		
本公司及附屬公司		
本年利得稅		
香港(附註a)	33,723	21,050
海外(附註b)	12,697	12,673
本年度前利得稅(附註c)		
香港	–	(12,000)
	46,420	21,723
遞延稅項	1,487	–
	47,907	21,723
應佔聯營公司之稅項	4,514	881
應佔共同控制實體之稅項	(320)	212
	52,101	22,816

附註:

(a) 香港利得稅準備乃根據各公司之估計應課稅之溢利減可運用之前期虧損稅項虧損寬減,按稅率16%(二零零二年:16%)計算。

(b) 海外之課稅準備乃按照各公司當地之法例之適用稅率及估計應課稅溢利計算。

(c) 本年度前利得稅乃撥回因出售附屬公司的資本增值而作出稅項準備。

未入帳的潛在遞延稅項撥回/(支出)之詳情已在附註31中披露。

12. 股息

	2003 港幣千元	2002 港幣千元
已派中期股息		
每股港幣7.5仙(二零零二年:每股港幣10仙)	19,591	25,502
擬派末期股息		
每股港幣10仙(二零零二年:每股港幣7.5仙)	26,185	19,127
	45,776	44,629

因本公司在二零零三年六月已作股份整合,每股股息已作調整。參照附註44。

二零零三年三月三十一日止年度擬派末期股息之計算方式,乃假設沒有認購股權持有人於股息派發日前認購股份。應付之股息將增加為港幣683,000元。

股東可選擇收取本公司發行之股份以代替本年度之中期股息及兩個止年度之末期股息。

13. 每股盈利

本年及往年兩年度內的基本及攤薄之每股盈利已因本公司在結算日後股份整合作出調整。資料已於附註44披露：

	2003 **港幣千元**	2002 *港幣千元*
就計算攤薄每股盈利之溢利	**101,910**	111,462

	股數	
	千股	*千股*
就計算基本每股盈利之普通股份加權平均股數	**257,323**	249,790
潛在可攤薄普通股份之影響：		
認購股權	**269**	1,088
就計算攤薄每股盈利之普通股份加權平均股數	**257,592**	250,878

在計算二零零二年三月三十一日止年度上的攤薄每股盈利時，由於某些股權行使價高於每股公平價值，故並不假設其尚未行使之認購股權將獲行使。

14. 投資物業

	香港 **中期契約** *港幣千元*	**中國** **中期契約** *港幣千元*	**海外** **永久業權** *港幣千元*	**總額** *港幣千元*
集團				
估值				
於二零零二年四月一日	199,083	9,140	158,242	366,465
匯兌調整	–	–	6,390	6,390
轉入	26,500	1,287	–	27,787
重估（虧損）／盈餘	(32,666)	156	(6,773)	(39,283)
於二零零三年三月三十一日	192,917	10,583	157,859	361,359

附註：

(a) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其所載值為港幣18,667,000元（二零零二年：港幣21,333,000元）。

(b) 所有物業均由獨立專業測量師於二零零三年三月三十一日按公開市值予以重估。位於香港及中華人民共和國其他地區之物業，乃按簡福貽測量行及戴德梁行之估值予以重估。海外物業乃根據CB Richard Ellis (Pte) Ltd及戴德梁行之估值予以重估。

(c) 帳面所載值合共港幣183,376,000港元（二零零二年：港幣185,472,000元）之投資物業已按予銀行。

(d) 本年度之投資物業租金收入為港幣19,960,000元（二零零二年：港幣20,426,000元）。

15. 物業、廠房及設備

	自用物業 港幣千元	酒店物業 港幣千元	冷藏貨倉 港幣千元	機器及工具 港幣千元	傢俬、裝置其他設備、遊艇及汽車 持作自用 港幣千元	傢俬、裝置其他設備、遊艇及汽車 持作租賃用途 港幣千元	總額 港幣千元
集團							
成本值或估值							
二零零二年四月一日	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087
匯兌調整	3,820	5,985	–	484	1,286	34	11,609
收購附屬公司	–	–	–	26,896	1,673	–	28,569
添置	–	2,237	–	14,019	15,014	4,909	36,179
出售	(795)	–	–	(19,792)	(16,809)	(273)	(37,669)
轉入(出)	(27,787)	–	–	2,153	(2,153)	–	(27,787)
重估(虧損)盈餘	(51,746)	(13,516)	(20,000)	–	–	–	(85,262)
二零零三年三月三十一日	597,420	159,277	250,000	93,779	193,209	7,041	1,300,726
累積折舊及資產減值							
二零零二年四月一日	–	–	–	39,044	119,008	406	158,458
匯兌調整	–	–	–	312	970	5	1,287
年度折舊	14,248	5,601	6,537	12,297	19,846	992	59,521
資產減值	–	–	–	129	1,089	–	1,218
售出撥回	(4)	–	–	(6,867)	(9,300)	(79)	(16,250)
轉入(出)	–	–	–	266	(266)	–	–
重估撥回	(14,244)	(5,601)	(6,537)	–	–	–	(26,382)
二零零三年三月三十一日	–	–	–	45,181	131,347	1,324	177,852
賬面淨值							
二零零三年三月三十一日	597,420	159,277	250,000	48,598	61,862	5,717	1,122,874
二零零二年三月三十一日	673,928	164,571	270,000	30,975	75,190	1,965	1,216,629

本集團物業、廠房及設備之成本值及估值分析如下：

	自用物業 港幣千元	酒店物業 港幣千元	冷藏貨倉 港幣千元	機器及工具 港幣千元	持作自用 港幣千元	持作租賃用途 港幣千元	總額 港幣千元
成本值	–	–	–	93,779	193,209	7,041	294,029
二零零三年專業估值	594,938	148,686	250,000	–	–	–	993,624
二零零三年董事之估值	2,482	10,591	–	–	–	–	13,073
	597,420	159,277	250,000	93,779	193,209	7,041	1,300,726

15. 物業、廠房及設備（續）

附註：

(a) 由物業所組成之賬面值

	集團	
	2003 **港幣千元**	2002 港幣千元
香港：		
長期契約	**177,450**	185,110
中期契約	**554,610**	646,910
中國：		
長期契約	**64,402**	69,967
中期契約	**49,828**	54,518
短期契約	**–**	540
海外：		
永久業權	**139,272**	130,863
長期契約	**16,512**	15,864
中期契約	**4,328**	4,727
短期契約	**295**	–
	1,006,697	1,108,499

(b) 物業乃按現有用途之基準於二零零三年三月三十一日予以重估。若干位於中國之物業乃由董事重估，其他物業皆由獨立專業測量師簡福貽測量行、戴德梁行、CKS Property Consultants Pte Ltd、CIBI Information, Inc.、CB Richard Ellis (Pte) Limited及Insignia Brooke (Thailand) Limited重估。

(c) 如該類物業按成本值減除累積折舊入帳，於二零零三年三月三十一日，所載帳面淨值為港幣1,033,155,000元（二零零二年：港幣1,105,733,000元）。

(d) 物業已按予銀行作抵押以獲取本集團之銀行貸款及其他信貸服務，其帳面所載值為港幣646,639,000元（二零零二年：港幣740,709,000元）。

(e) 持作融資性租賃用途之機器、工具及設備，其帳面淨值為港幣6,926,000元（二零零二年：港幣13,000元）。

16. 待發展物業

	集團 港幣千元
海外永久業權土地	
二零零二年四月一日結存	5,635
匯兑調整	588
回撥往年之撥備	930
二零零三年三月三十一日結存	7,153

17. 商譽

	集團 港幣千元
成本	
收購附屬公司	11,325
由所佔共同控制實體利益轉入	10,928
二零零三年三月三十一日	22,253
累計攤銷及減值	
記入當年度帳	893
當年度減值虧損	17,740
二零零三年三月三十一日	18,633
淨帳面值	
二零零三年三月三十一日	3,620
二零零二年三月三十一日	–

18. 負商譽

	集團 港幣千元
成本	
二零零二年四月一日	78
撥回入收益表	(78)
二零零三年三月三十一日	–

19. 無形資產

集團	凍房、公眾補稅倉及食米儲存牌照 港幣千元	電腦軟件牌照 港幣千元	總額 港幣千元
成本			
二零零二年四月一日及二零零三年三月三十一日	3,000	1,900	4,900
攤銷			
二零零二年四月一日	37	47	84
本年度攤銷	300	380	680
二零零三年三月三十一日	337	427	764
賬面淨值			
二零零三年三月三十一日	2,663	1,473	4,136
二零零二年三月三十一日	2,963	1,853	4,816

20. 所佔附屬公司權益

	公司	
	2003 港幣千元	2002 港幣千元
成本值扣除減資產減值		
有牌價證券		
香港	171,990	171,463
新加坡	–	77,014
無牌價證券	1,072,312	1,025,589
附屬公司之應收帳減撥備	399,898	264,021
	1,644,200	1,538,087
有牌價證券之市值		
香港	55,143	102,194
新加坡	–	150,944

有關本集團於二零零三年三月三十一日各主要附屬公司之資料，已載於第71至74頁。

根據各董事之意見，若將所有附屬公司之資料全部列出，乃過於冗長。所載之附屬公司資料，乃對本集團業績或資產有重大影響之公司。

截至本年度及年內任何期間，全部該等附屬公司並無借貸證券。

21. 所佔聯營公司權益

	集團		公司	
	2003 港幣千元	2002 港幣千元	2003 港幣千元	2002 港幣千元
所佔資產淨值				
有牌價聯營公司－香港	27,427	24,764	–	–
有牌價聯營公司－海外	7,785	–	–	–
無牌價聯營公司	15,900	69,714	–	–
收購聯營公司所發生之負商譽	(309)	(309)	–	–
收購聯營公司所發生之商譽 *(附註(b))*	2,435	–	–	–
成本值扣減損準備				
有牌價聯營公司－香港	–	–	18,108	18,108
聯營公司應收賬	13,800	2,765	–	–
	67,038	96,934	18,108	18,108
有牌價聯營公司之市值－香港	7,151	16,983	5,812	13,803
有牌價聯營公司之市值－海外	12,350	–	–	–
	19,501	16,983	5,812	13,803

21. 所佔聯營公司權益(續)

附註：

(a) 有關本集團於二零零三年三月三十一日各主要聯營公司之資料，請參閱第75頁。根據各董事之意見，若將所有聯營公司之資料全部列出，乃過於冗長。故所載之聯營公司資料，乃影響本集團各主要業績或資產淨值之公司。

(b) 購置所產生之商譽

	集團 港幣千元
成本	
收購時產生及於二零零三年三月三十一日	2,449
累計攤銷	
當年攤銷及於二零零三年三月三十一日	14
淨帳面值	
於二零零三年三月三十一日	2,435

22. 所佔共同控制實體權益

	集團		公司	
	2003 **港幣千元**	2002 港幣千元	**2003** **港幣千元**	2002 港幣千元
所佔(負債)資產淨值	**(18,925)**	27,930	**–**	–
收購所產生之商譽(附註(b))	**–**	11,880	**–**	–
成本值扣減值準備	**–**	–	**–**	54,563
應收共同控制實體帳	**34,390**	34,396	**–**	–
	15,465	74,206	**–**	54,563

附註：

(a) 有關本集團於二零零三年三月三十一日各主要共同控制實體之資料，請參閱第76頁。根據各董事之意見，若將所有共同控制實體之資料全部列出，乃過於冗長。故所載共同控制實體之資料，乃影響本集團各主要業績或資產淨值之公司。

(b) 收購所產生之商譽

	集團 港幣千元
成本	
二零零二年四月一日	13,710
轉為附屬公司商譽	(13,710)
二零零三年三月三十一日	–
累積攤銷	
二零零二年四月一日	1,830
本年度攤銷	952
轉為附屬公司商譽	(2,782)
二零零三年三月三十一日	–
賬面淨額	
二零零三年三月三十一日	–
二零零二年三月三十一日	11,880

23. 證券投資

	集團		公司	
	2003 **港幣千元**	2002 港幣千元	**2003** **港幣千元**	2002 港幣千元
持有直至到期日之證券：				
債務證券：				
無牌價	**17,800**	72,322	**–**	–
海外有牌價	**4,179**	–	**–**	–
其他投資：				
股本證券				
有牌價				
香港	**9,384**	8,574	**3,488**	4,134
海外地區	**17,250**	20,663	**–**	–
無牌價	**4,357**	400	**2,185**	–
債務證券				
海外有牌價	**204,417**	28,860	**139,362**	16,936
無牌價	**174,499**	85,717	**–**	–
無牌價單位信託	**38,548**	90,535	**–**	–
	470,434	307,071	**145,035**	21,070
有牌價證券之市值				
債務證券				
海外	**214,942**	28,860	**139,362**	16,936
股本證券				
香港	**9,384**	8,574	**3,488**	4,134
海外	**17,250**	20,663	**–**	–
	241,576	58,097	**142,850**	21,070
作財務報告用途之帳面值分析如下：				
非流動	**28,979**	77,001	**5,673**	4,134
流動	**441,455**	230,070	**139,362**	16,936
	470,434	307,071	**145,035**	21,070

24. 存貨

	集團	
	2003	2002
	港幣千元	*港幣千元*
原材料	**12,027**	10,171
待售存貨	**149,211**	151,848
耗用物料	**30,254**	26,423
	191,492	188,442

於本年度確認為費用之存貨成本為港幣951,258,000元(二零零二年:港幣977,600,000元)。

以上列示之存貨包括待售存貨港幣25,571,000元乃以其可變現值計算。(二零零二年:港幣85,643,000元)。

25. 待售物業

於本年度中,已銷售的待售物業之成本為港幣34,865,000元(二零零二年:港幣38,928,000元)。

於二零零三年三月三十一日,待售物業已包括按可變現淨值計算之物業為港幣408,000,000元(二零零二年:港幣460,961,000元)。

於二零零三年三月三十一日,待售物業包括本集團應佔共同控制實體之資產,其所載值為港幣17,151,000元(二零零二年:港幣17,151,000元)。

26. 應收帳款、存出按金及預付款項

於二零零三年三月三十一日,應收帳款、存出按金及預付款項包括本集團所佔共同控制資產內之應收帳款為港幣297,000元(二零零二年:港幣518,000元)。

於二零零三年三月三十一日,應收帳款、存出按金及預付款項包括應收貨款港幣688,799,000元(二零零二年:港幣711,915,000元)。應收貨款之帳齡分析如下:

	集團	
	2003	2002
	港幣千元	*港幣千元*
0－60天	**628,833**	611,329
61－90天	**28,492**	38,764
逾90天	**31,474**	61,822
	688,799	711,915

本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶之平均信貸期為60天。

27. 就合約工程應向客戶收取(支付)之款項

	集團	
	2003	2002
	港幣千元	*港幣千元*
於結算日之施工中合約：		
已產生之合約成本	**3,448,568**	3,911,554
已確認利潤減已確認虧損	**71,216**	281,676
	3,519,784	4,193,230
減：進度款	**(3,359,705)**	(4,149,270)
	160,079	43,960
分表為：		
應向客戶收取之款項(包括於流動資產內)	**280,719**	86,982
應向客戶支付之款項(包括於流動負債內)	**(120,640)**	(43,022)
	160,079	43,960

於二零零三年三月三十一日，客戶就合約工程所持之保固金為港幣81,772,000元(二零零二年：港幣77,389,000元)。而同時就合約工程收取客戶預付款為港幣8,298,000元(二零零二年：港幣23,947,000元)。

28. 應付款項、存入按金及應付費用

於二零零三年三月三十一日，應付款項、存入按金及應付費用包括本集團所佔有關於共同控制資產之債務承擔為港幣386,000元(二零零二年：港幣623,000元)。而相關共同控制的資產包括投資物業，待售物業及相關應收帳共港幣36,115,000元(二零零二年：港幣39,002,000元)。資料已於附註14，25及26中披露。

於二零零三年三月三十一日，應付款項、存入按金及應付費用包括應付貨款港幣216,657,000元(二零零二年：港幣174,732,000元)。應付貨款之帳齡分析如下：

	集團	
	2003	2002
	港幣千元	*港幣千元*
0－60天	**134,560**	135,170
61－90天	**8,825**	6,291
逾90天	**73,272**	33,271
	216,657	174,732

29. 融資性租賃之債務

	最低租賃付款		最低租賃付款現值	
	2003	2002	**2003**	2002
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
集團				
融資性租賃債務償還期為：				
一年內	**2,095**	5	**1,891**	3
二至五年內	**2,549**	12	**2,281**	8
	4,644	17	**4,172**	11
減：將來之財務費用	**(472)**	(6)	**不適用**	不適用
	4,172	11	**4,172**	11
減：償還期為一年內之融資性租賃債務已包括在流動負債內			**(1,891)**	(3)
一年後應償還之債務			**2,281**	8

本集團為若干設備進行融資，平均為期四年（二零零二年：四年）。截至二零零三年三月三十一日止年度平均有效息率為6.2%（二零零二年：11.8%）。息率是按合約訂定時釐定，所有租賃皆以固定還款為基準，並沒有進行或然租約付款之安排。

集團融資租約之承擔是以融資資產抵押與出租人。

30. 銀行貸款及透支

	集團		公司	
	2003	2002	**2003**	2002
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
償還銀行貸款及透支日期如下：				
一年內償還	**891,454**	526,465	**290,000**	100,570
銀行貸款償還期為：				
一至二年內	**86,745**	94,608	**–**	–
二至五年內	**243,153**	253,417	**–**	–
超逾五年	**104,766**	393,511	**–**	–
	1,326,118	1,268,001	**290,000**	100,570
減：償還期為一年內之銀行貸款（包括在流動負債內）	**(891,454)**	(526,465)	**(290,000)**	(100,570)
償還期超過一年之銀行貸款包括在非流動負債	**434,664**	741,536	**–**	–
有抵押	**912,718**	879,557	**–**	–
無抵押	**413,400**	388,444	**290,000**	100,570
	1,326,118	1,268,001	**290,000**	100,570

31. 遞延稅項

	集團 2003 港幣千元	集團 2002 港幣千元
四月一日	–	–
本年度撥備	1,487	–
三月三十一日	1,487	–

本集團於結算日已有未有在財務報告作出撥備之主要潛在遞延稅項資產，其主要項目為如下：

	集團 已撥備 2003 港幣千元	集團 已撥備 2002 港幣千元	集團 未撥備 2003 港幣千元	集團 未撥備 2002 港幣千元
時差所引致之稅項上的影響：				
超出（短缺）折舊費的折舊免稅額	(1,509)	–	(7,200)	509
未徵用的稅項損失	22	–	175,303	134,196
其他時差	–	–	(395)	1,329
	(1,487)	–	167,708	136,034

本年度，未予提取準備遞延稅項撥回（支出）如下：

	集團 2003 港幣千元	集團 2002 港幣千元
時差所引致之稅項上的影響：		
超出折舊費的折舊免稅額	(7,709)	(2,114)
未徵用的稅項損失	41,107	17,302
其他時差	(1,724)	1,036
	31,674	16,224

本財務報告並未確認用作抵銷本集團將來可預見利潤之遞延稅項資產。

由於出售香港、新加坡及泰國重估物業之盈利或虧損並不會產生稅務負債，故並未為此重估物業所產生之盈餘或虧損作出遞延稅項準備。按此，重估物業之盈虧並不會構成稅務上之時差。因出售位於中國之物業並不產生稅務負債，故對重估時所引起重估之虧損並未作出遞延稅項準備。按此，重估物業之虧損並不會構成稅務上之時差。

31. 遞延稅項(續)

於結算日，海外附屬公司尚未利用之稅項虧損而引致的潛在遞延稅項資產，其最長之稅項豁免有效期如下：

	2003 **港幣千元**	2002 *港幣千元*
2004	**1,177**	620
2005	**655**	–
2008	**–**	686
2009	**2,015**	1,665
2010	**1,243**	422
2012	**71**	24
2018	**630**	214

應予提取及未提取之遞延稅項對本公司之影響極微。

32. 股本

	每股面值港幣0.25元之普通股數目	**票面值** *港幣千元*
法定股本：		
於二零零二年及二零零三年三月三十一日	1,700,000,000	425,000
已發行及繳足股本：		
二零零一年四月一日	1,230,904,366	307,726
發行新股以代替現金股息	44,207,659	11,052
二零零二年三月三十一日	1,275,112,025	318,778
發行新股以代替現金股息	34,119,840	8,530
二零零三年三月三十一日	1,309,231,865	327,308

法定股本於二零零三年三月三十一日止之兩個年度內，並沒有任何變動。於本年度內，30,966,938及3,152,902(二零零二年：44,207,659)股本公司股份已發給予選擇以新股代替現金股息之股東，其認購價分別以每股港幣0.4361元及港幣0.4551元(二零零二年：港幣0.5016元)計算，總代價約為港幣14,938,000元(二零零二年：港幣22,175,000元)。

於二零零三年六月五日，本公司在一特別股東會通過一特別決議，每五股已發出及未發出每股面值港幣0.25元的普通股整合為一股每股面值港幣1.25元的普通股。

本公司及附屬公司的購股權計劃已於附註41披露。於二零零三年三月三十一日止兩個年度內，購股權計劃內的購股權並未有被行使。

33. 儲備

集團

	股本溢價	資本儲備	資本贖回儲備	物業重估儲備		外匯兌換浮動儲備	股息儲備	保留溢利	總額
				投資物業	其他物業				
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零一年四月一日	370,196	268,558	7,526	46,710	98,604	(21,671)	43,082	1,060,532	1,873,537
二零零一年之已派末期股息	–	–	–	–	–	–	(43,082)	–	(43,082)
發行新股	11,123	–	–	–	–	–	–	–	11,123
股份發行之費用	(34)	–	–	–	–	–	–	–	(34)
出售物業對儲備之調整	–	–	–	(741)	(158)	–	–	158	(741)
物業重估之淨盈餘/(虧損)	–	–	–	(30,300)	14,813	–	–	–	(15,487)
因附屬公司清盤而轉往收益表之調整	–	735	–	–	–	–	–	–	735
本年度之溢利	–	–	–	–	–	–	–	111,462	111,462
股息	–	–	–	–	–	–	19,127	(44,629)	(25,502)
申算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	(3,134)	–	–	(3,134)
於二零零二年三月三十一日	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	1,908,877
二零零二年之已派末期股息	–	–	–	–	–	–	(19,127)	–	(19,127)
發行新股	6,408	–	–	–	–	–	–	–	6,408
股份發行之費用	(16)	–	–	–	–	–	–	–	(16)
物業重估之淨虧損	–	–	–	(15,669)	(52,548)	–	–	–	(68,217)
本年度之溢利	–	–	–	–	–	–	–	101,910	101,910
股息	–	–	–	–	–	–	26,185	(45,776)	(19,591)
申算海外附屬公司財務報告所產生之兌換差額	–	–	–	–	–	15,069	–	–	15,069
於二零零三年三月三十一日	387,677	269,293	7,526	–	60,711	(9,736)	26,185	1,183,657	1,925,313

附註：

(a) 本集團之保留溢利包括聯營公司及共同控制實體之虧損，分別為港幣43,719,000元(二零零二年：港幣33,856,000元)及港幣18,925,000元(二零零二年：港幣31,952,000元)。

(b) 資本儲備包括商譽港幣84,975,000元(二零零二年：港幣84,975,000元)及負商譽港幣26,459,000元(二零零二年：港幣26,459,000元)。於本年內，沒有由於解散一間附屬公司而撥回收益表的商譽(二零零二年：港幣735,000元)。

33. 儲備（續）

公司

	股本溢價	繳入盈餘	資本贖回儲備	股息儲備	保留溢利	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零一年四月一日	370,196	95,384	7,526	43,082	701,595	1,217,783
二零零一年已派末期股息	—	—	—	(43,082)	—	(43,082)
發行新股	11,123	—	—	—	—	11,123
股份發行之費用	(34)	—	—	—	—	(34)
未獲認領之股息撥回	—	33	—	—	—	33
本年度之溢利	—	—	—	—	129,946	129,946
股息	—	—	—	19,127	(44,629)	(25,502)
於二零零二年三月三十一日	381,285	95,417	7,526	19,127	786,912	1,290,267
二零零二年已派末期股息	—	—	—	(19,127)	—	(19,127)
發行新股	6,408	—	—	—	—	6,408
股份發行之費用	(16)	—	—	—	—	(16)
未獲認領之股息撥回	—	(4)	—	—	—	(4)
本年度之溢利	—	—	—	—	213,054	213,054
股息	—	—	—	26,185	(45,776)	(19,591)
於二零零三年三月三十一日	387,677	95,413	7,526	26,185	954,190	1,470,991

繳入盈餘乃代表重組架構時本公司於一九八九年所發行之股份面值（扣除從繳入盈餘所支付之股息）與資產淨值之差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於二零零三年三月三十一日，本公司可供分派予股東之儲備為港幣1,075,788,000元（二零零二年：港幣882,329,000元）。

34. 收購附屬公司

本年度，本集團額外收購一共同控制實體的其士普魯斯（亞洲）集團有限公司（「其士普魯斯亞洲」）37%權益以交換本集團出售另外一共同控制實體34%。因此，其士普魯斯亞洲成為集團附屬公司。其收購淨資產如下：－

	港幣千元
物業，機械及置備	28,569
證券投資	1,371
商譽	1,241
存貨	3,913
就合約工程應向客戶收取之款項	4,117
應收帳款、存出按金及預付款項	12,665
現金及銀行存款	3,155
應付款項、存入按金及應付費用	(13,604)
銀行貸款及透支	(25,320)
融資性借貸	(5,419)
少數股東權益	(2,597)
	8,091
減：本集團已佔利益	
聯營公司權益	(2,083)
聯營公司應收帳	(1,800)
收購資產淨值	4,208
購置時所產生之商譽	17,740
收購代價	21,948
支付方式	
共同控制實體之權益	21,948
收購引致之現金流入淨額	
所購得現金及銀行存款	3,155
所購得銀行透支	(20)
	3,135

收購該附屬公司對本集團當年度分別有港幣45,279,000及港幣16,906,000的營業額貢獻及經營溢利的減少。

35. 資料分類

按業務劃分

按經營於管理目的，本集團目前由六個營運類別組成。這六個類別是作為本集團呈報主要分部資料之基準。基於報告之用途，本集團重新界定營運類別而比較分類亦重分類而符合本年度之分類。

於二零零三年三月三十一日年度內，本集團正進行終止其通訊設備及通訊代理服務的零售業務及已終止其零售一般商品業務。資料於附註9披露。

以下為業務分類資料

營業額及業績

截至二零零三年三月三十一日止年度

	持續營運					待終止營運	
	建築服務及機械工程	汽車及其他貿易	物業及酒店營運	資訊科技和商業機器服務及零售	保險業務及其他	一般商品及通訊服務及零售	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元* *(附註)*	*港幣千元*
營業額							
營業總額	1,646,960	414,012	249,280	586,862	437,469	94,269	3,428,852
分類之間營業額	(284)	–	(44,955)	(2,077)	(43,022)	(6,217)	(96,555)
對外營業額	1,646,676	414,012	204,325	584,785	394,447	88,052	3,332,297

各業務分類間的交易價格由管理層依據市場價格制定。

	建築服務及機械工程	汽車及其他貿易	物業及酒店營運	資訊科技和商業機器服務及零售	保險業務及其他	一般商品及通訊服務及零售	總額
業績							
分類業績	143,669	10,942	17,813	1,895	59,431	(13,665)	220,085
不予分類之費用							(4,332)
利息收入							25,458
股息收入							364
資產減值虧損	(19,699)	–	–	–	–	–	(19,699)
經營溢利							221,876
利息支出							(50,703)
所佔聯營公司業績	4,575	–	–	1,927	(4,326)	–	2,176
所佔共同控制體業績	(7,812)	–	327	–	–	–	(7,485)
待終止業務虧損	–	–	–	–	–	(12,093)	(12,093)
除税前溢利							153,771
税項							(52,101)
未計少數股東權益前溢利							101,670
少數股東權益							240
本年度溢利							101,910

35. 資料分類(續)

業務分類(續)

資產負債表

於二零零三年三月三十一日

	持續營運					待終止營運	
	建築服務及機械工程 港幣千元	汽車及其他貿易 港幣千元	物業及酒店營運 港幣千元	資訊科技和商業機器服務及零售 港幣千元	保險業務及其他 港幣千元	一般商品及通訊服務及零售 港幣千元 (附註)	總額 港幣千元
資產							
分類資產	1,302,634	161,885	2,229,658	314,323	1,249,365	12,682	5,270,547
所佔聯營公司權益	26,161	–	(956)	9,618	32,215	–	67,038
所佔共同控制實體權益	80	–	15,385	–	–	–	15,465
未分配公司資產							33,889
綜合總資產							5,386,939
負債							
分類負債	696,492	33,032	155,027	74,033	515,222	13,850	1,487,656
未分配公司負債							1,364,003
綜合總負債							2,851,659

其他資料

截至二零零三年三月三十一日止年度

	持續營運					待終止營運	
	建築服務及機械工程 港幣千元	汽車及其他貿易 港幣千元	物業及酒店營運 港幣千元	資訊科技和商業機器服務及零售 港幣千元	保險業務及其他 港幣千元	一般商品及通訊服務及零售 港幣千元 (附註)	總額 港幣千元
資本增加	59,456	3,953	6,351	6,415	2,167	180	78,522
折舊及攤銷	18,423	1,072	27,634	4,332	10,087	512	62,060
物業、廠房及設備之減值	–	–	–	–	–	1,218	1,218
確認於利潤表之物業重估虧損(盈餘)	(811)	–	29,272	78	–	–	28,539
出售物業及設備之虧損	5,072	6	269	666	86	5,425	11,524

35. 資料分類(續)

業務分類(續)

營業額及業績

截至二零零二年三月三十一日止年度

	持續營運					待終止營運	
	建築服務及機械工程 港幣千元	汽車及其他貿易 港幣千元	物業及酒店營運 港幣千元	資訊科技和商業機器服務及零售 港幣千元	保險業務及其他 港幣千元	一般商品及通訊服務及零售 港幣千元 (附註)	總額 港幣千元
營業額							
營業總額	1,647,364	398,176	259,433	578,376	352,071	205,226	3,440,646
分類之間營業額	(6,847)	–	(44,989)	(3,913)	(35,846)	(10,173)	(101,768)
對外營業額	1,640,517	398,176	214,444	574,463	316,225	195,053	3,338,878

各業務分類間的交易價格由管理層依據市場價格制定。

業績							
分類業績	120,745	6,458	49,282	(10,575)	29,246	(20,304)	174,852
不予分類之費用							(3,727)
利息收入							23,682
股息收入							894
經營溢利							195,701
利息支出							(57,893)
所佔聯營公司業績	682	–	10,000	5,135	803	–	16,620
所佔共同控制實體業績	(16,170)	–	203	–	–	–	(15,967)
除稅前溢利							138,461
稅項							(22,816)
未計少數股東權益前溢利							115,645
少數股東權益							(4,183)
本年度溢利							111,462

35. 資料分類(續)

業務分類(續)

資產負債表

於二零零二年三月三十一日

	持續營運					待終止營運	
	建築服務及機械工程 港幣千元	汽車及其他貿易 港幣千元	物業及酒店營運 港幣千元	資訊科技和商業機器服務及零售 港幣千元	保險業務及其他 港幣千元	一般商品及通訊服務及零售 港幣千元 (附註)	總額 港幣千元
資產							
分類資產	1,121,682	134,654	2,442,324	313,696	916,629	38,741	4,967,726
所佔聯營公司權益	4,230	–	40,181	18,646	33,877	–	96,934
所佔共同控制實體權益	39,699	–	34,507	–	–	–	74,206
未分配公司資產							30,702
綜合總資產							5,169,568
負債							
分類負債	588,302	26,972	252,016	68,192	345,643	21,645	1,302,770
未分配公司負債							1,304,260
綜合總負債							2,607,030

其他資料

截至二零零二年三月三十一日止年度

	持續營運					待終止營運	
	建築服務及機械工程 港幣千元	汽車及其他貿易 港幣千元	物業及酒店營運 港幣千元	資訊科技和商業機器服務及零售 港幣千元	保險業務及其他 港幣千元	一般商品及通訊服務及零售 港幣千元 (附註)	總額 港幣千元
資本增加	6,966	1,217	51,386	4,751	249,920	5,230	319,470
折舊及攤銷	11,979	1,268	34,098	3,991	4,751	3,318	59,405
確認於利潤表之							
物業重估虧損(盈餘)	(322)	–	(5,450)	309	–	–	(5,463)
出售物業及設備之虧損(利潤)	386	75	(621)	2,998	179	1,857	4,874

附註：於本年度，本集團已終止一般商品的零售業務，而零售通訊業務亦於二零零三年五月終止。

35. 業務及地區分類(續)

地區分類

本集團建築服務及機械工程均在香港、中國及新加坡運作。銷售汽車及其他貿易業務在加拿大及美國運作。資訊科技設備、商業機器分銷及服務主要在香港、中國及泰國運作。物業投資及銷售及酒店業務主要在香港及中國及加拿大運作。一般商品及通訊設備的零售及服務在香港運作。保險業務在香港運作。

	營業額按地區市場劃分	
	2003	2002
	港幣千元	*港幣千元*
香港	**2,313,984**	2,289,551
中國	**257,529**	369,615
新加坡	**197,418**	135,259
泰國	**123,699**	111,519
加拿大	**332,383**	325,349
美國	**96,080**	86,995
其他	**11,204**	20,590
	3,332,297	3,338,878

資產分類之帳面值及添置投資物業、物業、廠房及設備及無形資產，根據下列地區而作出分析。

	資產分類面值		其他投資物業、物業、廠房及設備及無形資產之添置	
	2003	2002	**2003**	2002
	港幣千元	*港幣千元*	***港幣千元***	*港幣千元*
香港	**3,502,002**	3,415,847	**31,701**	265,605
中國	**1,157,961**	1,033,367	**13,721**	47,877
新加坡	**299,940**	330,091	**22,911**	470
泰國	**66,483**	66,995	**3,246**	1,873
加拿大	**223,111**	196,893	**3,820**	1,018
美國	**77,052**	62,243	**131**	189
其他	**60,390**	64,132	**2,992**	2,438
	5,386,939	5,169,568	**78,522**	319,470

36. 重大非現金事項

於二零零三年三月三十一日止之年度內，

(a) 34,119,840股(二零零二年：44,207,659股)已發出給股東作為以股代息代價約港幣14,938,000元(二零零二年：港幣22,175,000元)。

(b) 本集團用其他投資交換額外收購其士普魯斯亞洲37%權益。資料已於附註34披露。

37. 董事及高級行政人員之酬金

公司董事之酬金細節如下：

	2003 港幣千元	2002 港幣千元
袍金	426	450
薪金、津貼及其他福利	17,998	19,557
退休金之供款	558	667
	18,982	20,674

除已付之董事酬金共港幣426,000元（二零零二年：港幣450,000元）外，並沒有支付其他酬金予任何獨立非執行董事。

董事酬金可按金額劃分為下列組別：

	董事人數	
	2003	2002
組別		
無 — 港幣1,000,000元	4	3
港幣1,000,001元 — 港幣1,500,000元	2	3
港幣1,500,001元 — 港幣2,000,000元	1	1
港幣2,000,001元 — 港幣2,500,000元	1	1
港幣3,000,001元 — 港幣3,500,000元	1	1
港幣8,500,001元 — 港幣9,000,000元	1	1
	10	10

最高五名人士之酬金，包括四名董事（二零零二年：四名）及於過往兩年支付予該五名最高酬金人士之總酬金為：

	2003 港幣千元	2002 港幣千元
薪金、津貼及其他福利	17,231	17,202
依表現發放花紅	1,200	—
退休金之供款	556	560
	18,987	17,762

該五名最高酬金之人士可按金額劃分為下列組別：

	人數	
	2003	2002
組別		
港幣1,500,001元 — 港幣2,000,000元	1	2
港幣2,000,001元 — 港幣2,500,000元	1	1
港幣2,500,001元 — 港幣3,000,000元	1	—
港幣3,000,001元 — 港幣3,500,000元	1	1
港幣8,500,001元 — 港幣9,000,000元	1	1
	5	5

38. 資產抵押

銀行貸款及透支共港幣912,718,000元(二零零二年:港幣879,557,000元)及其他銀行未用信貸乃將帳面值港幣1,773,145,000元(二零零二年:港幣1,897,661,000元)之本集團若干物業作抵押。此外,定期存款港幣85,484,000元(二零零二年:港幣63,028,000元)已存放於銀行作抵押並用作銀行擔保本集團自興建「私人參與居者有其屋計劃」之工程完成後,務須履行樓宇保養及維修工程所作之承擔。

39. 或然負債

本公司及集團於結算日尚未清結之或然負債包括:

(a) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後,務須履行樓宇保養及維修工程,本公司或然負債為對銀行提供擔保約共港幣303,700,000元(二零零二年:港幣309,700,000元)。

(b) 本集團及本公司已發出下列之擔保書:

	集團		公司	
	2003 ***港幣千元***	2002 *港幣千元*	**2003** ***港幣千元***	2002 *港幣千元*
銀行信貸服務:				
附屬公司	**–**	–	**878,615**	1,140,874
聯營公司	**–**	7,000	**–**	7,000
共同控制實體	**–**	12,200	**–**	12,200
履行合約擔保:				
附屬公司	**–**	–	**419,835**	412,670
	–	19,200	**1,298,450**	1,572,744

(c) 本公司因集團所購買設備而向出租人作出之擔保所引致之或然負債為港幣3,349,000元(二零零二年:港幣2,157,000元)。

(d) 本集團對一聯營公司之物業購買者提供按揭而作出之擔保所引起之或然負債約為港幣4,322,000元(二零零二年:港幣4,747,000元)。

40. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之經營租賃而須於未來支付之最低租賃金額如下:

	2003 ***港幣千元***	2002 *港幣千元*
一年內	**4,993**	20,878
二至五年內	**438**	5,063
	5,431	25,941

營業性租賃乃代表本集團租用若干寫字樓物業所付之租金。租約之商討及租金之訂定平均期限為兩年。

40. 營業性租賃(續)

本集團作為出租人

於結算日，已作為營業性租約將物業租出之投資物業及待售物業其所載值分別為港幣286,000,000元（二零零二年：港幣331,000,000元）及港幣474,000,000元（二零零二年：港幣514,000,000元）。該類物業之出租年期為一至六年。本集團不可註銷營業性租約之最低租賃應收款以租約年期分析如下：

	2003 ***港幣千元***	2002 *港幣千元*
一年內	**48,869**	43,407
二至五年內	**21,438**	22,288
	70,307	65,695

41. 購股權計劃

(a) **購股權計劃－本公司**

本公司於一九九一年九月三十日採納之購股權計劃(「舊計劃」)，主要目的乃對本公司及其附屬公司之董事及合資格僱員作出獎勵。根據舊計劃，本公司之董事會可授出購股權予合資格僱員，包括本公司及其附屬公司之董事，以認購本公司之股份。購股權可於接納購股權日期後之六個月屆滿後的四十二個月內任何時間行使。行使價則由本公司董事決定。行使價不會低於本公司股份之面值及授出日期前五個交易日本公司股份於聯交所之平均收市價80%，以較高者為準，董事並可就價格作出調整。

舊計劃已於二零零一年九月二十九日屆滿，其條款將繼續有效及適用於先前已授出但尚未行使之購股權。

於二零零三年三月三十一日止兩個年度內，先前根據舊計劃授出而尚未行使之購股權的變動如下：

授予	購股權	於 1/4/2001	註銷／失效	於 31/3/2002及 31/3/2003
董事	甲	43,300,000	43,300,000	—
	乙	34,150,000	—	34,150,000
		77,450,000	43,300,000	34,150,000
僱員	丙	21,970,000	21,970,000	—
		99,420,000	65,270,000	34,150,000

每手授出之購股權的詳情如下：

		未獲准行使期限		行使期限		
購股權	**授出日期**	**由**	**至**	**由**	**至**	**行使價**
甲	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.5376
乙	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4880
丙	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/12/2001	0.6464

在附註44(a)所披露之本公司普通股股份合併後，尚餘購股權之持有人有權以每股港幣2.44元之經調整價格認購本公司6,830,000股新股。

41. 購股權計劃(續)

(a) **購股權計劃－本公司(續)**

本公司之新購股權計劃(「新計劃」)根據二零零二年九月二十日通過之決議案獲股東採納，主要目的為給予參與者機會以適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份之價值的方向努力，從而令本公司及其股東均能受惠。新計劃將於二零一二年九月十九日屆滿。

根據新計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准新計劃日期10%(「計劃授權限額」)，或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值超越港幣5,000,000元，須獲本公司之股東事先批准。

獲授人須於授出日期起計三十日內就每手授出購股權支付港幣1元以接納獲授予之購股權。購股權可根據新計劃條款於新計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個業務日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

在截至二零零三年三月三十一日止年度內，並無購股權根據新計劃授出。

(b) **一間附屬公司之購股權計劃**

本公司之附屬公司其士科技控股有限公司(「其士科技」)於一九九一年九月三十日採納了一項購股權計劃(「其士科技舊計劃」)，主要目的為對董事及合資格僱員作出獎勵。其士科技舊計劃之條款與本公司之舊計劃相似。其士科技舊計劃已於二零零一年九月二十九日屆滿，然而其條款將繼續有效及適用於先前授出但尚未行使之購股權。

在截至二零零三年三月三十一日止兩個年度內，先前根據其士科技舊計劃授出而尚未行使之購股權的變動如下：

授予	購股權	於 1/4/2001	註銷／失效	於 31/3/2002及 31/3/2003
董事	甲	23,600,000	23,600,000	—
	乙	23,550,000	—	23,550,000
		47,150,000	23,600,000	23,550,000
僱員	甲	5,000,000	5,000,000	—
	乙	5,000,000	—	5,000,000
	丙	976,000	976,000	—
		10,976,000	5,976,000	5,000,000
		58,126,000	29,576,000	28,550,000

41. 購股權計劃(續)

(b) 一間附屬公司之購股權計劃(續)

每手授出之購股權的詳情如下：

購股權	授出日期	未獲准行使期限 由	未獲准行使期限 至	行使期限 由	行使期限 至	行使價
甲	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.3376
乙	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4640
丙	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/10/2001	0.3920

在其士科技之普通股股份於二零零三年六月五日合併後，每五股每股面值港幣0.1港元的已發行及尚未發行的普通股股份合併為一股每股面值港幣0.5元之普通股股份。剩餘購股權之持有人有權以每股新股港幣2.32元之經調整價格認購其士科技5,710,000股新股。

其士科技於二零零二年九月二十日採納新購股權計劃(「其士科技新計劃」)，其條款與本公司之新計劃相似。在截至二零零三年三月三十一日止年度內，並無購股權根據其士科技新計劃授出。

42. 退休福利

在香港本集團為香港及海外僱員設立多個退休福利計劃。現有屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃資產均由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權，選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員，則需參與強積金計劃。

強積金計劃－僱主及僱員的供款額均按僱員有關入息的5%計算，入息上限為港幣20,000元。公積金計劃－僱員的供款額為僱員底薪的5%，僱主的供款額則按僱員年資，以僱員底薪的5%或7.5%計算。

為海外僱員設立的退休福利計劃是依據當地的法規而作出安排。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份，可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣2,763,000元(二零零二年：港幣4,446,000元)。按資產負債表日期，因成員離職而不獲歸屬之僱主結餘部份，未扣減數目為港幣49,000元(二零零二年：港幣340,000元)。截至二零零三年三月三十一日，記錄期間之應付未付供款為港幣1,760,000元(二零零二年：港幣1,858,000元)。

43. 有關連人士之交易

按照標準會計準則第二十號，本公司之董事、聯營公司及共同控制實體均被視為有關連人士，其重要交易詳情如下：

(a) 有關本集團與其士建築集團有限公司(「其士建築」)的交易

(i) 於二零零二年四月一日，本公司與主要聯營公司－其士建築達成一項截至二零零三年三月三十一日為期一年之協議，由本公司提供會計、庫務、電子數據處理、公司秘書及人事管理服務。根據該協議，其士建築集團需按照全年之營業額以百份之零點三計算支付服務費用。截至二零零三年三月三十一日止年度內，其士建築支付管理服務費用予本公司為港幣676,000元(二零零二年：港幣1,584,000元)。

43. 有關連人士之交易(續)

(a) 有關本集團與其士建築集團有限公司(「其士建築」)的交易(續)

(ii) 於本年度內，本集團收取其士建築集團租用本集團之物業之租金乃參照市場之價格及合共港幣1,896,000元(二零零二年：港幣2,242,000元)。於結算日，此相關之應收帳款為港幣56,000元(二零零二年：港幣170,000元)。

(iii) 本公司已與其士建築簽署一份協議書。根據該項協議，本公司之附屬公司會參照市場之價格提供電梯及扶手梯、冷氣系統、機電設備及系統、建築材料及設備及有關安裝服務予其士建築集團。於本年度中，對其士建築之已完成之工程款項及物料供應額及於結算日之應收帳款分別為港幣9,268,000元(二零零二年：港幣44,292,000元)及港幣5,100,000元(二零零二年：港幣1,067,000元)。

(iv) 其士建築向本集團投保公共責任保險，僱員勞工保險及承包工程責任保險。保險費乃參照市場之價格。本年度本集團收取保費共港幣1,057,000元(二零零二年：港幣5,221,000元)。

(v) 年度內，本集團與其士建築就一項渠務工程簽署一份協議。就已完成之工程向其士建築支付或應付之總額為港幣1,426,000元(二零零二年：無)。

(b) 有關本集團與其他聯營公司的重要交易，詳情如下：

(i) 本集團獲得一聯營公司授予為期十年的管道翻新技術的使用權。本年度支付該技術使用權為港幣1,388,000元(二零零二年：無)。

(ii) 本集團向一聯營公司購買物料及器材共港幣18,965,000元(二零零二年：無)。於結算日之應付帳款為港幣7,133,000元(二零零二年：無)。

(iii) 於本年度內本集團借出一無擔保貸款港幣14,727,000元(二零零二年：無)給聯營公司。該貸款為無抵押及按歐元同業拆息加1.5%為年利率收取利息。於本年度由該貸款的利息收入及於結算日之應收利息帳款分別為港幣501,000元(二零零二年：無)。

(iv) 除上述外，於本年度內，本集團貸款予聯營公司及共同控制實體。惟與該等公司之貸款結餘為無抵押及並無固定償還期限，於二零零三年三月三十一日尚餘之金額乃於綜合資產負債表及附註21及22中披露。

(c) 在附註44(b)中披露關於本集團向公眾提出收購非本集團持有餘下的其士新加坡控股有限公司股份，本集團向一名董事收購其士新加坡控股有限公司的權益。總代價為新加坡幣1,968,750元約港幣8,702,000元。

44. 結算日後事項

(a) 在二零零三年六月五日依據本公司股東特別大會通過的一項特別決議案，每五股每股面值港幣0.25元之已發行及未發行的普通股股份合併為一股每股面值港幣1.25元之普通股股份。

(b) 於二零零三年二月六日，本集團透過一間全資附屬公司作無條件現金收購，以每股坡幣0.38元收購所有尚未由本集團持有的其士新加坡控股有限公司的普通股股份。該收購於二零零三年四月二日獲其士新加坡之股東批准。

於收購結束之日期後，該附屬公司行使法定權利以每股坡幣0.38元收購剩餘股份。其士新加坡遂成為本集團之全資附屬公司，其士新加坡之股份亦已在新加坡股票交易所除牌。

(c) 在二零零三年六月十七日，本集團向本集團聯營公司Rib Loc Group Limited(「Rib Loc」)提出無條件現金收購。收購本集團尚未持有之所有剩餘Rib Loc已發行股份及在收購期間假設完全行使Rib Loc之仍全在購股權及轉換可轉換債券而發出的任何股份，該收購價為每股澳幣0.7元，約為澳幣21,644,000元，相等於港幣101,934,000元。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
其士科技控股有限公司（於香港聯合交易所有限公司上市）	百慕達／香港	普通	85,677,935港元	856,779,352	42.9	7.9	投資控股
其士（香港）有限公司	香港	普通	143,085,000港元	572,340,000	100	–	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
其士新加坡控股有限公司**（於新加坡股票交易所有限公司第一級股票市場上市）**	新加坡	普通	11,250,000新加坡元	112,500,000	–	90.4	供應、安裝及保養升降機及自動梯
其士（保險顧問）有限公司	香港	普通	1,000,000港元	1,000,000	100	–	保險顧問
其士保險有限公司	香港	普通	140,000,000港元	140,000,000	100	–	保險業務
其士（鋁工程）有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（鋁工程）香港有限公司**	香港	普通	2港元	2	–	100	鋁質建築材料及玻璃幕牆之供應及安裝
其士（建材工程）有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	建築材料供應及安裝及經營搬運車與發電機貿易
其士（機電工程）有限公司	香港	普通	52,800,000港元	52,800,000	–	100	機電工程
其士（環境技術）有限公司	香港	普通	26,200,000港元	26,200,000	–	100	環保工程
其士（商業系統）有限公司	香港	普通	100,000港元	100,000	–	50.8	電腦及辦公室設備貿易及維修保養
其士（商業系統）工程有限公司	香港	普通	2港元	2	–	50.8	維修保養

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
其士(衛星通訊)有限公司	香港	普通	2港元	2	–	50.8	裝設衛星電視天線
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	–	100	旅遊代理
Chevalier Automobiles Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售及維修服務
Chevalier Chrysler Inc.**	加拿大	普通	101加拿大元	200	–	100	汽車銷售及維修服務
Chevalier Motor Cars Inc.**	加拿大	普通	100加拿大元	100	–	100	汽車銷售及維修服務
其士冷藏倉庫有限公司	香港	普通	2港元	2	–	38.3	經營冷凍倉庫
Chevalier Development (S) Pte Ltd.**	新加坡	普通	坡幣2,500,000	2,500,000	–	90.4	物業投資
其士(東莞)大酒店有限公司**	中國	不適用	40,000,000人民幣	不適用	–	100	經營酒店業務
Chevalier Engineering (S) Pte Ltd.**	新加坡	普通	500,000新加坡元	500,000	–	90.4	安裝及保養升降機
Chevalier International (USA) Inc.**	美國	普通	3,900,000美元	3,900,000	–	100	雜貨貿易
其士電梯工程(深圳)有限公司**	中國	不適用	10,000,000港元	不適用	–	100	升降機之安裝及維修服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	–	50.8	貿易
Chevalier iTech (S) Pte Ltd.**	新加坡	普通	500,000新加坡元	500,000	–	50.8	貿易
Chevalier iTech Thai Limited**#	泰國	普通	18,980,000泰國銖	189,800	–	50.8	貿易
		優先	1,020,000泰國銖	10,200	–	50.8	
其士普魯斯(亞洲)集團有限公司	香港	普通	7,500,000港元	7,500,000	92	0.8	投資控股及經營管道之物料、儀器及設備貿易
其士辦公室設備工程(深圳)有限公司**	中國	不適用	1,800,000港元	不適用	–	50.8	提供維修服務
其士店有限公司	香港	普通	2港元	2	–	50.8	貿易
Chevalier Telecom (Thailand) Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.8	貿易
其士(澳門)有限公司**	澳門	普通	100,000澳門元	100	–	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	–	100	升降機及自動梯保養及維修服務

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
騰昇發展有限公司	香港	普通	2港元	2	–	38.3	物業投資
金凱發展有限公司**	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	100	
金瑞投資有限公司**	香港	普通	2港元	2	100	–	物業投資
騰寶有限公司	香港	普通	149港元	149	100	–	物業發展
		遞延	51港元	51	–	100	
Goodkent Limited**	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	100	
勵發有限公司	香港	普通	2港元	2	–	50.8	物業投資及股票買賣
九江其士酒店旅業有限公司**	中國	不適用	25,000,000人民幣	不適用	–	100	經營酒店業務
Macleh (Chevalier) Ltd.**	加拿大	普通	10,100加拿大元	10,100	–	100	物業投資及經營酒店業務
銳中有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	100	
其士富居物業管理有限公司 (前稱「富居物業管理有限公司」)	香港	普通	100港元	100	–	100	物業管理
		遞延	1,002港元	1,002	–	100	
Sup Aswin Limited**	泰國	普通	15,000,000泰國銖	150,000	–	50.8	物業投資
祥龍興業有限公司	香港	普通	149港元	149	–	100	物業發展
		遞延	51港元	51	–	100	
757040 Ontario Limited**	加拿大	普通	10加拿大元	10	–	100	物業投資
Forth Bridge Company Limited	香港	普通	20港元	2	–	100	物業投資
		遞延	10,000港元	1,000	–	100	
富特發展有限公司**	香港	普通	1,000港元	1,000	–	100	物業投資及發展
GJ (Development) Company Limited**	香港	普通	20港元	2	–	100	物業投資
		遞延	200,000港元	20,000	–	100	
力加置業有限公司	香港	普通	3,600,000港元	3,600,000	–	100	投資控股及物業投資
Macont Development Inc.**	加拿大	普通	1,000加拿大元	1,000	–	100	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	1美元	1	–	100	物業投資
開邦有限公司	香港	普通	100,000港元	100,000	–	100	物業投資

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
					百分率	百分率	
拔創有限公司**	香港	普通	20港元	2	–	100	物業投資
PPR Technology (S) Pte Ltd**	新加坡	普通	1,000,000新加坡元	1,000,000	–	92.8	建造、保養及翻新管道工程（包括污水、燃氣及供水系統與土木及結構工程）
Preussag Pipe Rehabilitation Hong Kong Limited	香港	普通	20,000,000港元	20,000,000	–	70.5	設計及建造咸水、冷水、氣體、污水及水渠管道
驟發有限公司**	香港	普通 遞延	20港元 20港元	2 2	– –	100 100	物業投資
上海創名房地產發展有限公司**	中國	不適用	18,000,000美元	不適用	–	80	物業發展
萬泳發展有限公司	香港	普通	2港元	2	–	100	物業投資及貿易
威方發展有限公司	香港	普通	2港元	2	–	100	物業投資
信陽其士大酒店有限公司**	中國	不適用	73,709,533人民幣	不適用	–	70	經營酒店業務
YCC (Development) Company Limited**	香港	普通 遞延	20港元 20港元	2 2	– –	100 100	物業投資

此公司每四股之優先股附有一投票權。其股票持有人並無權利獲分配當公司在清盤時的剩餘資產或任何一個財務年度超越百分之十的溢利。

於二零零三年六月十一日，其士新加坡控股有限公司已在新加坡股票交易所有限公司官方名冊上除牌，並於二零零三年六月二十日易名為其士新加坡控股私人有限公司。

** 非由德勤•關黃陳方會計師行所核數。

所有在中國成立的附屬公司乃全資擁有海外企業。

所有遞延股份皆無投票權。

於結算日並無附屬公司持有任何債務證券。

聯營公司名稱	註冊／營業地點或國家	股份類別	本公司持有已發行股本或註冊股本權益 直接	間接	主要業務
			百分率	*百分率*	
其士(土木工程)有限公司	香港	普通 遞延	– –	35.9 100	土木工程
其士(建築)有限公司	香港	普通	–	35.8	樓宇建築
其士建築集團有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	29.2	6.7	投資控股
其士建築(香港)有限公司	香港	普通 遞延	– –	35.9 100	樓宇建築
其士土木工程(香港)有限公司	香港	普通	–	35.9	土木工程
其士三利財務有限公司**	香港	普通	–	50	提供借貸、租賃與分期融資
NordiTube Technologies AB	瑞典／比利時	普通	–	42.7	提供執照持牌人使用之PHOENIX加工及活動襯墊作管道翻新項目之用
Rib Loc Group Limited	澳洲	普通	–	21.5	於管道翻新市場作產品及系統之特許經營、製造及市場推廣暨冷氣槽及零件之製造及市場推廣

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

所有遞延股份皆無投票權。

共同控制實體名稱	註冊／營業地點或國家	股份類別	商業結構形式	本公司持有已發行股本或註冊股本權益		主要業務
				直接	間接	
				百分率	百分率	
寶耀投資有限公司	香港／中國	普通	註冊	–	50	物業發展
輝菁有限公司	香港／中國	普通	註冊	–	50	物業發展

本集團享有其共同控制實體之盈利或虧損乃按其擁有權益之比例計算。

以下資料，乃摘錄本公司之主要聯營公司其士建築集團有限公司二零零三年之財務報告：

綜合收益表

截至二零零三年三月三十一日止年度

	2003 港幣千元	2002 港幣千元
營業額	**225,498**	526,927
銷售成本	**(182,487)**	(505,940)
毛利	**43,011**	20,987
其他收益	**1,808**	4,596
行政支出	**(25,964)**	(18,160)
其他經營支出	**(812)**	(909)
經營溢利	**18,043**	6,514
財務成本	**(15)**	(820)
	18,028	5,694
所佔聯營公司業績	**1,946**	2,098
所佔共同控制實體業績	**(743)**	(416)
除稅前溢利	**19,231**	7,376
稅項	**(11,627)**	(526)
未計少數股東權益前溢利	**7,604**	6,850
少數股東權益	**(186)**	(127)
年度純利	**7,418**	6,723
每股盈利		
基本及攤薄	**2.98仙**	2.70仙
本集團所佔除稅前之溢利	**6,904**	2,648

綜合資產負債表

二零零三年三月三十一日結算

	2003 ***港幣千元***	2002 *港幣千元*
非流動資產		
物業、廠房、及機器	**11,675**	14,059
所佔聯營公司權益	**6,937**	6,610
所佔共同控制實體權益	**8,531**	9,274
	27,143	29,943
流動資產		
就合約工程應向客所收取的總金額	**160,594**	211,841
應收帳款、存出按金及預付費用	**272,755**	363,228
應收工程保留款額	**57,651**	78,676
證券投資	**47,241**	—
現金及銀行存款	**58,235**	55,875
	596,476	709,620
流動負債		
就合約工程應向客戶支付的總金額	**3,619**	13,555
應付帳款、存入按金及應付費用	**446,429**	537,996
應付工程保留款額	**88,751**	118,477
税項準備	**7,217**	—
融資租約承擔部份	**—**	60
無抵押之銀行透支	**—**	3
	546,016	670,091
流動資產淨值	**50,460**	39,529
總資產減流動負債	**77,603**	69,472
非流動負債		
於一年後償還之融資租約之承擔	**527**	—
少數股東權益	**678**	492
淨資產	**76,398**	68,980
資本及儲備		
股本	**24,900**	24,900
儲備	**51,498**	44,080
股東資金	**76,398**	68,980
本集團所佔之淨資產	**27,427**	24,764

茲通告本公司訂於二零零三年九月三日星期三上午十時三十分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至二零零三年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發有以股代息計劃之末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案為普通決議案：

五、 「**動議**透過額外增加200,000,000股本公司股本中每股面值港幣1.25元之普通股股份，將本公司之法定股本由港幣425,000,000元增加至港幣675,000,000元。該等新股份在各方面均與本公司之現有股份享有同等權益。」

六、 「**動議**：

（甲）根據下文（丙）節之限制下，一般及無條件批准本公司董事會於有關期間（定義見本文）內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及購股權；

（乙）上文（甲）節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及購股權；

（丙）本公司董事會依據（甲）節批准配發或有條件或無條件同意配發（不論根據購股權或其他事項）之股本面值總額，不包括根據(i)配售股份（定義見本文）；(ii)本公司根據僱員購股權計劃授出之權利行使；或(iii)根據本公司之公司細則不時發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百分之二十，故上文所述之批准亦須受此數額限制；及

（丁）就本決議案及決議案七而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照本公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議（惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排）。」

七、「**動議**：

（甲）根據下文（乙）節之限制下，一般及無條件批准董事會根據一切適用之法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間（按決議案六（丁）之定義）內行使本公司一切權力購回本公司股本中之股份；及

（乙）本公司根據上文（甲）節所賦予之批准而購回之股份面值總額，不得超過本公司於通過此決議案當日之已發行股本總面值百分之十，而上文（甲）節之批准亦須以此為限。」

八、「**動議**擴大授予本公司董事會根據本股東週年大會之通告所載第六項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會之通告所載第七項普通決議案授予之權力所購回之本公司股本總面值數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百分之十。」

承董事會命
公司秘書
簡嘉翰

香港，二零零三年七月三十一日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件（如有），須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，方為有效。

(3) 本公司將於二零零三年八月二十五日星期一至二零零三年八月二十九日星期五（首尾兩日包括在內）暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於二零零三年八月二十二日星期五下午四時前，將填妥之過戶紙連同有關股票送交本公司之香港股份過戶登記分處標準証券登記有限公司，以便辦理過戶登記手續。

Contents

Financial Calendar

Event	**Date**
Announcement of Interim Results	16th December, 2002
Announcement of Final Results	16th July, 2003
Book Close Dates	
Interim Dividend	13th to 17th January, 2003
Final Dividend	25th to 29th August, 2003
Annual General Meeting	3rd September, 2003
Payment of Dividends	
Interim Dividend of HK7.5 cents per share (restated)	24th February, 2003
Final Dividend of HK10 cents per share	10th October, 2003

Financial Summary

(amount expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2003.

	1999	2000	2001	2002	**2003**
Financials *($ Million)*					
Total assets	5,642	4,907	4,847	5,170	**5,387**
Total liabilities	3,566	2,442	2,341	2,607	**2,851**
Minority interests	295	364	325	335	**283**
Shareholders' funds	1,781	2,101	2,181	2,228	**2,253**
Share capital *(Number of shares in issue – in million)*	1,115	1,166	1,231	1,275	**1,309**
Turnover	11,648	4,290	3,775	3,339	**3,332**
Net profit for the year	153	275	172	111	**102**
Per Share Basis*($)*					
Earnings	0.75	1.2	0.75	0.45	**0.4**
Dividend	0.25	0.4	0.3	0.175	**0.175**
Net asset value (at book value)	7.99	9.01	8.86	8.74	**8.61**

* *The calculation has been adjusted respectively for the consolidation of every five ordinary shares of HK$0.25 each to one ordinary share of HK$1.25 each in June 2003.*



Turnover
($ Million)
11648
4290
3775
3339
3332
1999 2000 2001 2002 2003
Net Profit
($ Million)
153
275
172
111
102
1999 2000 2001 2002 2003
Shareholders' Funds
($ Million)
1781
2101
2181
2228
2253
1999 2000 2001 2002 2003
Earnings and Dividend
(Per Share Basis)
($)
Earnings
Dividend
0.75
0.25
1.2
0.4
0.75
0.3
0.45
0.175
0.4
0.175
1999 2000 2001 2002 2003

Executive Directors

CHOW Yei Ching
(Chairman and Managing Director)
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
KAN Ka Hon
WONG Kie Ngok, Alexander
TAM Kwok Wing

Independent Non-Executive Directors

CHENG Ming Fun, Paul J.P.
WONG Wang Fat, Andrew O.B.E. (Hon.), J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
The Bank of East Asia, Limited
BNP Paribas
The Hongkong and Shanghai Banking Corporation Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre, 11 Bermudiana Road
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock code: 25

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier.com

List of Accreditations

The Government of the Hong Kong Special Administrative Region, Works Bureau

Chevalier (Civil Engineering) Limited	– List 1 – Port Works (Group C/On probation)
Chevalier (Construction) Company Limited	– List 1 – Buildings (Group C)
Chevalier (E & M Contracting) Limited	– Electrical Installations (Group III)
Chevalier (Envirotech) Limited	– Supply and Installation of Electrical and Mechanical Equipment for Sewage Treatment and Screening Plants
	– Supply and Installation of Water Treatment Plant (On probation)
Chevalier (HK) Limited	– Air-conditioning and Refrigeration Installations (Group II)
	– Industrial Type Electrical Installations
	– Installation of Diesel Generating Sets
	– Installation of Mechanical Handling and Lifting Appliances
	– Lifts and Escalators
	– Manufacture and Erection of Mechanical Plants and Equipment (Group II)
	– Supply and Installation of Pumpsets and Associated Pipework
Chevalier (Satellink) Limited	– Broadcast Reception Installations (CABD)
	– Burglar Alarm and Security Installations (On probation)
	– Supply and Installation of Audio Electronics Equipment (On probation)
	– Supply and Installation of Radio Electronics Equipment (On probation)
	– Supply and Installation of Video Electronics Equipment (On probation)
Lam Woo & Company Limited	– List 1 – Buildings (Group C)
	– Waterworks (Group C)
	– Roads & Drainage (Group A/On probation)

Buildings Department

Chevalier (HK) Limited	– Register of Specialist Contractors-Sub-register for the Ventilation Works Category
Chevalier (Construction) Company Limited	– Register of General Building Contractor
Lam Woo & Company Limited	– Register of General Building Contractor
Lam Woo Construction Limited	– Register of General Building Contractor

Environmental Protection Department

Chevalier (Envirotech) Limited	– Air Quality Monitoring Stations (Design, Construct, Operate)

Electrical and Mechanical Services Department

Chevalier (E & M Contracting) Limited	– Registered Electrical Contractors
Chevalier (HK) Limited	– Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor
	– Registered Lifts and Escalators Contractors

Fire Services Department

Chevalier (E & M Contracting) Limited	– Fire Services Installation Contractor (Class II)

Customs and Excise Department

Chevalier Cold Storage and Warehousing Limited	– Public Bonded Warehouse Licence

Food and Environmental Hygiene Department

Chevalier Cold Storage and Warehousing Limited	– Cold Store Licence

Trade and Industry Department

Chevalier Cold Storage and Warehousing Limited	– Approved Rice Storage Place

Leisure and Cultural Services Department

Chevalier Property Management Limited	– Approved List of Suppliers

Office of the Telecommunications Authority

Chevalier (OA) Limited	– Radio Dealers Licence (unrestricted)
	– Demonstration Licence (unrestricted)
Chevalier (Satellink) Limited	– Satellite Master Antenna Television Licence (SMATV)

Hong Kong Housing Authority

Chevalier (Construction) Company Limited	– Building Contractor (NW2), Maintenance (M1)
Chevalier (E & M Contracting) Limited	– Electrical Contractors
Chevalier (HK) Limited	– Air-conditioning and Ventilation Contractors
	– Maintenance, Emergency Generators
	– Lifts and Escalators Contractors
Chevalier Property Management Limited	– Approved List of Property Management Agents (List A)
	– Property Management Agents for Public Rental Housing Estates
	– Property Services Contractors
	– Carpark Operators
Lam Woo Construction Limited	– Maintenance (M2)
	– Shopping Centre Improvement (probation)

List of Accreditations

Hong Kong Housing Society	
Chevalier (Construction) Company Limited	– Building Contractor (contract of any value)
Lam Woo & Company Limited	– Approved List of Local Contractor
Insurance Authority	
Chevalier Insurance Company Limited	– Authorised General Insurer
Hong Kong Federation of Insurers	
Chevalier Insurance Company Limited	– Member
The Insurance Claims Complaints Bureau	
Chevalier Insurance Company Limited	– Member
Professional Insurance Brokers Association Limited	
Chevalier (Insurance Brokers) Limited	– Member
Companies Registry – Money Lenders Section	
Chevalier MLD Leasing Company Limited	– Money Lenders Licence
Wealth Chain Limited	– Money Lenders Licence
Travel Industry Council of Hong Kong	
Chevalier (Travel Agency) Limited	– Membership Certificate
International Air Transport Association	
Chevalier (Travel Agency) Limited	– Certificate of Accreditation
Hong Kong Trade Development Council	
Chevalier (Travel Agency) Limited	– List of Travel Agency
Security and Guarding Services *Industry Authority*	
Chevalier (HK) Limited	– Security Company Licence (Security Work Type Code III)
Chevalier (Satellink) Limited	– Security Company Licence (Security Work Type Code III)
Hong Kong Quality Assurance Agency	
Chevalier (Civil Engineering) Limited	– ISO 9002 CC1438 Construction and maintenance of civil engineering works
Chevalier (Construction) Company Limited	– ISO 9001 CC140 Construction of buildings
	– ISO 9001 CC270 Building activities to keep, restore or improve the facilities of *buildings and surroundings*
Chevalier (E & M Contracting) Limited	– ISO 9002 CC393 Supply and Installation of electrical systems
Chevalier (Envirotech) Limited	– ISO 9001 CC792 Design, supply & installation of water and wastewater treatment systems in Hong Kong
Chevalier (HK) Limited	– ISO 9001 CC242 Lift & escalator system design, supply, installation and maintenance
	– ISO 9001 CC458 Design, supply and installation of heating, ventilation and air-conditioning, low voltage electrical, fire services and plumbing and drainage systems *Maintenance of heating ventilation and air-conditioning systems*
Chevalier (Satellink) Limited	– ISO 9001 CC2229 *Design, supply, installation & maintenance of extra low* voltage electrical systems, voice and data networking systems
Lam Woo Construction Limited	– ISO 9002 CC259 Building activities to keep, restore or improve the facilities of buildings and surroundings
Lam Woo & Company Limited	– ISO 9002 CC790 Public work include building, civil engineering, construction and maintenance
Preussag Pipe Rehabilitation Hong Kong Limited	– ISO 9001 CC2222 Provision of underground pipe rehabilitation service
Singapore Productivity and Standards Board	
Chevalier Singapore Holdings Limited	– ISO 9001 Certification Designs, installation and servicing of lifts and escalators
AOQC Moody International Registration Ltd.	
Chevalier Chrysler Inc.	– ISO 9002 Certification Vehicle sales, services and parts

Business Chart



Pipe Rehabilitation
Air-Conditioning Systems
Lifts & Escalators
Insurance
Curtain Walls & Aluminium Windows
Environmental Engineering
Information Technology & Network Solutions
Chevalier International Holdings Limited *
50.77%
Chevalier iTech Holdings Limited *
Mobile Computing Solutions
Building Construction
35.90%
Chevalier Construction Holdings Limited *
Civil Engineering


Property Investment & Development
Automobile Dealership
Electrical & Mechanical Engineering
Travel Agency
Property Management
Building Materials & Equipment
International Trading
Hotel Investment
Logistics and Warehousing
Power & Industrial Equipment
Finance & Leasing Services
Telecommunications Systems
Banking Equipment & Cheque Processing Solutions
Retailing
Business Machines
Maintenance Services
Roads, Drainage & Water Works
Concrete Supplies
Building Maintenance

* Listed on The Stock Exchange of Hong Kong Limited



Dr CHOW Yei Ching

For the year ended 31st March, 2003, the Group's turnover was HK$3.3 billion and profit attributable to shareholders HK$102 million, representing a slight decrease as compared with last year. The continued disappointing performance was mainly caused by a further deterioration in the local property market. Even though the government has implemented measures to stabilise the downward trend, the supply of property to the market and the stock on hand are still very high and will have to be digested by the market gradually in the next few years. Despite the downturn in business, the Group has made headway in a number of areas.

Dividend

The Board of Directors recommends the payment of a final dividend of HK10 cents (2002 (restated): HK7.5 cents) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 29th August, 2003. This, together with the interim dividend of HK7.5 cents (restated) (2002 (restated): HK10 cents) per share paid during the year, represents a dividend distribution of HK17.5 cents (restated) (2002 (restated): HK17.5 cents) per share for the year ended 31st March, 2003.

Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Friday, 10th October, 2003 in cash, with shareholders being given the option to receive shares of HK$1.25 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average closing prices per share of the Company on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") for the five consecutive trading days from Monday, 25th August, 2003 to Friday, 29th August, 2003, less a discount of 5%. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders on or about Tuesday, 16th September, 2003. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be issued.

Management Discussion and Analysis

The Company

Lifts and Escalators

In spite of the difficult business environment, the Lifts and Escalators Division ("LED") was able to maintain the turnover and continued to contribute significantly to the operating profit of the Group. LED and the Curtain Walls and Aluminium Windows Division ("CAE") jointly secured a large-scale contract for the Hong Kong Four Seasons Hotel, the largest six-star hotel in Hong Kong scheduled to open in 2004. Another major contract awarded to LED is to supply and install lifts for the Kwai Chung Estate Phase 5 managed by the Hong Kong Housing Authority.



Installation of lifts and aluminium engineering works at Hong Kong Station Development Four Seasons Hotel



Electrical installation at Metropolis, Hung Hom

Curtain Walls and Aluminium Windows

Apart from the aforesaid contract, CAE was also awarded the curtain wall contracts for Cyberport Development and part of the Two International Finance Centre. The division still maintained a sound growth despite the weak construction market.

Electrical and Mechanical Engineering

The performance of the Electrical and Mechanical Engineering Division was below expectation. The division has been re-organised in order to strengthen its project management control system. Contracts on hand include Metropolis, Hung Hom; redevelopment of Craigengower Cricket Club; hotel development at No. 18 King's Road, North Point and the residential development for Tung Chung Station.

Pipe Rehabilitation

During the year, Preussag Pipe Rehabilitation Hong Kong Limited was awarded various contracts from both public and private sectors. However, its business volume was below budget due to the delay in the launch of government projects.



Installation of Rib Loc Pipe Lining Technology at Hong Kong International Airport

In line with the Group's strategy of establishing strong foothold in the "No-Dig" pipe rehabilitation technology, the Group has continued to increase its equity interest in NordiTube Technologies AB ("Norditube") in Sweden and Rib Loc Group Limited ("RibLoc"), an Australian listed company. Both companies specialise in the development of such technology and manufacturing of related materials. As at the date of this report, the Group holds 54.21% Norditube and 21.54% RibLoc. In addition, the joint-venture arrangement with PRS Rohrsanierung GmbH ("PRS") has been diluted to such an extent that the Group has, on top of the equity holding in Norditube and RibLoc, a direct control over the business in Asia. Accordingly, the Group's interest in PRS has been substantially reduced. However, the Group's involvement in the European market is maintained through Norditube.

Environmental Engineering

The project at Tai Po Water Treatment Plant was completed in June, 2003 whilst the contract on the environmental installation for Irrigation Pumping Station at Penny Bay progressed on schedule. The medical waste treatment facility in Manila using microwave disinfection technology performed well. The Group aims at expanding this business into the Mainland and other countries in the region.



Tai Po Water Treatment Plant and Pumping Station

The food and restaurant environmental business launched by the Group last year via a 55% joint venture known as Chevalier Acron Limited was below expectation mainly due to the weak economic environment. The Group will continue to strengthen the development of Nano-Confined Catalytic Oxidation Technology (NCCO) to tackle the pollution of odor encountered by the local food and restaurant industry.

Hotel Investment

The Group's hotel business in the Mainland was inevitably affected by the outbreak of Severe Acute Respiratory Syndrome ("SARS") in the first half of 2003. However, the overall business in 2002 has shown improvement especially in the occupancy rates. The occupancy rates of Chevalier Hotels in Xinyang and Dongguan maintained at a satisfactory level whilst the four-star hotel in Jiujiang increased to 75%, especially during the Golden Week in the Mainland last year.

The Rosedale on Robson Suite Hotel, which is located at the centre of Vancouver's business district with 275 guests rooms, maintained stable performance in the financial year under review.

Insurance

The Insurance Division was able to achieve a satisfactory growth despite keen market competition. Turnover increased to over HK$313 million as compared with last year.

Property Investment and Property Management

During the year, the Group's luxury residential property in Shanghai, Chevalier Place, maintained an occupancy rate of over 80% whilst the investment properties in Hong Kong maintained a steady income of about HK$21 million during the year.

Chevalier Property Management Limited ("CPM") was awarded and maintained a number of management contracts during the year from both private and public sectors comprising residential estates, commercial and industrial buildings, shopping arcades, carparks and communal facilities. With a strong financial position, ample experience in property management and quality services, CPM was admitted onto the Approved List of various categories of the Hong Kong Housing Authority.

Logistics and Warehousing

Despite the sluggish economy and keen market competition, the logistics and warehousing business last year was able to contribute steadily to the Group. The warehouse in Kwai Chung delivers various efficient and reliable cold storage services to customers. With its quality warehousing services, Chevalier Cold Storage and Warehousing Limited was accredited with the ISO9002 certification by the Hong Kong Quality Assurance Agency in January, 2003.



The loading area of our cold storage warehouse in Kwai Chung

Overseas Business

During the year, operating profit of the automobile business in Canada increased by 40%. Moreover, Action Honda has won the Quality Dealer Award for the third consecutive year. The award is a significant achievement since it aims at recognising those dealers with performance exceeding the high standards set by Honda Canada.


Action
HONDA

Dealership of automobile business in Canada

The performance of trading and distribution business in the West Coast of the US improved significantly during the year. This business mainly involves in the import, distribution, wholesale and marketing of oriental food. The Group has gained exclusive distributorship of several renowned food products, all of which were well accepted by the market.

Chevalier iTech Holdings Limited ("CiTL")


TOSHIBA
Notebook Computer
Choose freedom.

Demonstration of Toshiba Notebook Computer in Commart Thailand 2003 Fair

The performance of the CiTL Group for the year ended 31st March, 2003 was disappointing mainly due to the loss incurred in the closure of its retail operations. The CiTL Group has recorded the turnover of approximately HK$688 million, representing a decrease of 11% as compared with last year. Loss for the year amounted to HK$23 million and loss per share was HK13.3 cents.

Intense competition in PC products continued to affect the performance of the Computer Division. The CiTL Group will strive to introduce products with attractive price packages in order to increase competitiveness.

In anticipation of the continued economic uncertainties and unfavourable business environment, the CiTL Group took a difficult but necessary decision to discontinue most of the retail shops and mobile phone franchise shops. Loss was incurred as a result. In addition, the first Chevalier Shop Digital Gallery with a brand new service concept was opened in Causeway Bay in December, 2002. The Gallery comprises "Toshiba Customer Care Service Centre" with professional customer service staff offering tailor-made and efficient after-sales services for Toshiba notebook computers.

All the large-scale contracts of the IT & Network Solutions Division on hand including New TV City, Two International Finance Centre and KCRC West Rail were progressed well. The Business Machine Division and the After-sales Services Division were able to maintain a stable performance. However, the overall contribution from these divisions deteriorated due to fierce competition and sluggish market condition.

The CiTL Group's operation in Thailand continues to out-perform other divisions in the CiTL Group as the economic growth in Thailand remains strong in recent years.

Chevalier Construction Holdings Limited ("CCHL")

For the year ended 31st March, 2003, the CCHL Group continued to operate under an extremely tough environment due to the continued slowdown in the local property market. In spite of a significant decrease in turnover, the CCHL Group recorded an operating profit of HK$18 million (2002: HK$6.5 million). Profit attributable to shareholders was HK$7.4 million (2002: HK$6.7 million) and earnings per share was HK2.98 cents (2002: HK 2.7 cents).

As of 31st March, 2003, the outstanding value of contracts of the CCHL Group on hand continued to decline as activities in the local property market further depressed regardless of HKSAR Government's contingent measures to stabilise the situation. Value of building construction and civil engineering contracts on hand for the CCHL Group amounted to approximately HK$38 million and HK$202 million respectively.



International Wetland Park in Tin Shui Wai, New Territories

Subsequent to the year end, the CCHL Group was awarded the contract to build the International Wetland Park in Tin Shui Wai, New Territories. The project included all the associated building service installations, drainage works, utility connection and pavement works of the Park. The Park will offer facility for Hong Kong citizens to observe the wetlands and natural scenery around Mai Po Marshes Nature Reserve and Hau Hoi Wan. The contract for the construction of Lam Tin Primary School at Kwun Tong was progressed on schedule during the year.

During the year, the civil engineering contracts on hand for the CCHL Group was the construction of Seawalls and Reclamation at Tseung Kwan O Port Development at Area 137, Stage 2 and Jordan Road Reclamation Phase III and Remaining Engineering Works.

Prospects

During the year, the global economy remained sluggish as the lackluster demand and excess capacity continued to weigh on the labour market. In the US, factory capacity in use stayed at a two-decade low of 74.3% in May, 2003. Business spending and consumer confidence continues to shrink despite a robust housing market. Even though the leading indicators released recently are positive due to rising stock market and an increased supply of money flowing through the economy, companies remain cautious on capital expenditure. Consumers continue to hold their propensity to spend and this would make the pace of the global economic recovery more difficult to speed up.

In Hong Kong, the persistent high unemployment rate and deflation, compounded by impact of SARS, have affected domestic economic growth and the government has cut its 2003 growth forecast to 1.5% from 3%. The government is under increasing pressure to find ways to solve the economic problems and has already unveiled a HK$11.8 billion package of emergency relief measures which are expected to offer only marginal relief to the local economy. Apart from creating a business-friendly environment, the government has also been working on greater integration within the Pearl River Delta aiming at creating more business and employment opportunities. The Closer Economic Partnership Arrangement (CEPA) was announced by the Government in June, 2003 and will become effective on 1st January, 2004. Such free-trade pact signifies the closer economic ties between Hong Kong and the Mainland. Besides, the Mainland agreed to allow residents of four cities in the southern Guangdong province – Dongguan, Zhongshan, Jiangmen and Foshan – to visit Hong Kong in an individual capacity starting from July, 2003. The move is likely to widen the floodgate of Mainland tourists to Hong Kong. Although the impact of CEPA to the local economy has yet to be seen, the Group remains cautiously optimistic about the business opportunities in the Mainland and will continue to prudently expand its operations.

In spite of the uncertain operating conditions, the Group's diversified business strategy in Hong Kong and overseas enables it to withstand the impact of global economic volatility and maintain a stable performance. Looking forward, the Group will adhere to its stringent cost control measures and look for new opportunities to develop business especially in the Mainland.

SUBSEQUENT EVENTS

Privatisation of Chevalier Singapore Holdings Limited ("CSHL")

On 6th February, 2003, the Company proposed to privatise CSHL, a subsidiary listed on Singapore Exchange Securities Trading Limited ("the SGX-ST") through the Group's wholly-owned subsidiary, Smart Expand Limited ("SEL"). SEL sought the voluntary delisting of CSHL ("Offer") from the SGX-ST by offering S$0.38 in cash for every share of S$0.1 each in the share capital of CSHL. The total cost of the Offer was approximately HK$24 million and was funded by internal resources of the Company. The Offer was completed on 25th April, 2003 and valid acceptances of 108,667,000 CSHL shares, representing 96.6% of the issued share capital of CSHL were received. On 5th June, 2003, SEL exercised its right of compulsory acquisition pursuant to the Companies Act of Singapore. After the compulsory acquisition, CSHL officially became a wholly-owned subsidiary of the Company. CSHL was delisted from the Official List of the SGX-ST with effect from 11th June, 2003 and its name has changed to "Chevalier Singapore Holdings Pte. Ltd." with effect from 20th June, 2003. The existing business and operation of CSHL remain unchanged.

Consolidation of Shares

On 30th April, 2003, the Board of the Company proposed to consolidate every five existing issued and unissued shares of HK$0.25 each into one new share ("New Shares") of HK$1.25 each in the share capital of the Company ("the Shares Consolidation"). The Shares Consolidation was approved by the shareholders at the Special General Meeting of the Company held on 5th June, 2003. After the consolidation, the number of authorised shares of the Company was reduced from 1,700,000,000 to 340,000,000 and the number of issued shares was reduced from 1,309,231,865 to 261,846,373. Details of which were contained in a circular of the Company dated 20th May, 2003.

Appreciation

2003 has been a difficult year for Hong Kong, during which the Group has been confronted with many challenges in both economic and social aspects. On behalf of the Board, I would like to take this opportunity to truly thank all staff for their concerted effort which enabled the Group to move through these rough and difficult times smoothly.

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th July, 2003

As at 31st March, 2003, the Group's total net asset amounted to approximately HK$2,253 million (2002: HK$2,228 million), an increase of HK$25 million or 1.1% when compared with 2002.

Total debt to equity ratio was 59% (2002: 56.9%) and net debt to equity ratio was 20.3% (2002: 23.4%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of 2,253 million (2002: HK$2,228 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,330 million (2002: HK$1,268 million). Cash and deposit at bank including pledged deposits amounted to HK$872 million (2002: HK$747 million) and net borrowings amounted to HK$458 million (2002: HK$521 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$400 million are hedged to fixed rates through Interest Rate Swap Agreements.

Finance costs for the year amounted to HK$52 million (2002: HK$61 million), a decrease of HK$9 million as compared with 2002.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, amounting to HK$879 million (2002: HK$1,141 million).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area	Lease term	Group's interest
		sq.ft.		%
Hong Kong				
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floors one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
124-130 Kwok Shui Road Kwai Chung, New Territories	Cold storage warehouse	427,500	Medium	38.3
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O	Residential	5,300	Long	100
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	90.4
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	90.4
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
888 Hamilton Street, Vancouver, B. C.	Hotel	63,000	Freehold	75
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/Warehouse	38,000	Freehold	100

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area	Lease term	Group's interest
		sq.ft.		%
The People's Republic of China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Hotel	123,500	Long	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.8
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.8

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Usage	Site area	Estimated floor area after completion	Group's interest
				sq.ft.	sq.ft.	%
The People's Republic of China						
Lots H-1-1 and H-1-2, Dongguan City Central	Vacant site	Upon the available of land from the Government of the PRC	Residential and commercial	104,880	524,500	50

(C) Property for Sale

Location	Approximate gross floor area	Lease term	Group's Interest
	sq. ft.		%
Hong Kong			
Charming Garden 8-16 Hoi Ting Road, Mongkok West, Kowloon	38,000	Medium	100
Beverly Garden 1 Tong Ming Street, Tseung Kwan O, New Territories	24,000	Medium	100
Glorious Garden 45 Lung Mun Road, Tuen Mun, New Territories	20,000	Medium	100
The People's Republic of China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	367,000	Long	80

Report of the Directors

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2003.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are marketing, installation and maintenance of lifts and escalators, curtain walls and aluminium windows, air-conditioning systems, electrical and mechanical systems, power equipment and industrial equipment; environmental engineering; supply and installation of building materials and equipment; sale, servicing and leasing of automobiles; property development and investment; insurance underwriting and brokerage; a wide range of voice and data communication equipment and services, system integrated IT solutions; sale and servicing of business machines.

The Group's turnover and results for the year ended 31st March, 2003 analysed by business and geographical segments are set out in note 35 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2003 are set out in the consolidated income statement on page 28. An interim dividend of HK7.5 cents (restated) per share was paid on Monday, 24th February, 2003 with an option to elect for shares of the Company. The Directors now recommend the payment of a final dividend of HK10 cents per share with an option being given to the shareholders of the Company to elect for shares of HK$1.25 each in the Company in lieu of cash in respect of part or all of such dividend.

Share Capital

Movements in the Company's share capital during the year are set out in note 32 to the financial statements.

Share Option Schemes

Particulars of the share option schemes to subscribe for shares in the Company and its subsidiaries are set out in note 41 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 33 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 14 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 15 to the financial statements.

Financial Summary

A financial summary of the Group is shown on page 2 .

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates nor any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2003 are set out on pages 16 to 17.

Employees and Remuneration Policies

As at 31st March, 2003, the Group employed approximately 4,300 full time staff globally. Total staff costs amounted to approximately HK$542 million for the year ended 31st March, 2003. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$1,317,000 to charitable bodies and HK$989,000 to other communities.

Principal Subsidiaries, Associates and Jointly Controlled Entities

Particulars regarding the principal subsidiaries, associates and jointly controlled entities of the Group are shown on pages 71 to 76.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman and Managing Director)*
Mr KUOK Hoi Sang	*(Managing Director)*
Mr FUNG Pak Kwan	
Mr KAN Ka Hon	
Mr WONG Kie Ngok, Alexander	
Mr TAM Kwok Wing	
Mr Fung Wo Shun	*(Resigned on 1st April, 2002)*

Independent Non-Executive Directors

Mr CHENG Ming Fun, Paul	
Mr WONG Wang Fat, Andrew	
Dr CHOW Ming Kuen, Joseph	*(Appointed on 28th November, 2002)*
Mr Iain Leonard DALE	*(Retired on 20th September, 2002)*

In accordance with the Company's Bye-laws, Mr CHENG Ming Fun, Paul and Dr CHOW Ming Kuen, Joseph shall retire from office at the forthcoming Annual General Meeting and, Dr CHOW Ming Kuen, Joseph, being eligible, will offer himself for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, KAN Ka Hon, WONG Kie Ngok, Alexander and TAM Kwok Wing are interested in certain contracts in that they are the Directors and/or have beneficial interests in CiTL and/or CCHL. Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

The Group has from time to time conducted transactions with CCHL and CiTL which are the "connected persons" for the purposes of the Rules Governing the Listing of Securities (the "Listing Rules") on the Stock Exchange. The Stock Exchange had granted waivers on 31st January, 1996 and 2nd April, 1997 to the Company from strict compliance with the requirements as stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waivers, details of the following connected transactions which have been entered into between certain subsidiaries of CCHL, CiTL and the Group in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion:

1. Chevalier Construction (Hong Kong) Limited ("CCHK"), a wholly-owned subsidiary of CCHL, had entered into drainage works contract with Goldyork Investment Limited, a wholly-owned subsidiary of the Company on 1st November, 2002 at an estimated contract value of HK$1,426,000.

2. An agreement was made between CCHL and the Company whereby CCHL Group as main contractor may source from time to time supply of lifts and escalators, air-conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company. The Group had entered into the following connected transactions as within the meaning of the Listing Rules:

Main contractor	Nature of transaction	Sub-contractor	Estimated contract value	Interest attributable to the Group
			HK$'000	%
CCHK	Supply and installation of building materials	Chevalier (Building Supplies & Engineering) Limited ("CBS")	2,388	100
CCHK	Supply and installation of electrical equipment	Chevalier (HK) Limited ("CHK")	702	100
Chevalier (Construction) Company Limited ("CCCL")	Supply and installation of building materials	CBS	9,082	100
CCCL	Supply and installation of electrical and mechanical equipment	CHK	38,962	100
Chevalier (Civil Engineering) Limited	Rental of equipment	CBS	268	100

Sales and progress receipts made during the year ended 31st March, 2003 in respect of the above contracts amounted to approximately HK$9 million.

Connected Transactions (continued)

3. The Company had entered into an administrative service agreement with CCHL under which the Group provided accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL Group at a management fee calculated based on 0.3% of CCHL Group's annual turnover. The management fee paid by CCHL to the Company during the year ended 31st March, 2003 amounted to HK$676,000.

4. The following properties were leased to CiTL Group and CCHL Group by the wholly-owned subsidiaries of the Company at commercial rates:

Landlord	Renting of Property (usage)	Tenant	Rental for the year
			HK$'000
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	CiTL Group	622
		CCHL Group	1,442
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	CiTL Group	13
		CCHL Group	195
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	CiTL Group	4,181
		CCHL Group	258
Union Mark Development Limited	Portion of Yin Hai Commercial Building (office)	CiTL Group	39
Well Stamp Limited	Portion of Jin Du Mansion (office)	CiTL Group	40
Well Stamp Limited	Portion of Dongshan Plaza (office)	CiTL Group	147

During the year, rentals amounting to approximately HK$5 million and HK$1.9 million were paid to the Group by CiTL Group and CCHL Group respectively.

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Group during the year ended 31st March, 2003 were:

(i) in the ordinary and usual course of the Group's business;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) within the relevant amounts as stipulated under the relevant waivers.

On 6th March, 2002, the Board of Directors of the Company proposed to make a voluntary unconditional cash offer through its wholly-owned subsidiary, Success Vantage Limited ("the Offeror"), to acquire all the ordinary shares of CSHL at an offer price of S$0.45. CSHL is a subsidiary of the Company and listed on SGX-ST. Pursuant to Rule 14.23(1)(a) of the Listing Rules, the acquisition by the Offeror for the interest of Dr Chow Yei Ching in CSHL constituted a connected transaction. As the aggregate consideration payable by the Offeror to Dr Chow for his 4,375,000 CSHL shares is S$1,968,750, the transaction fell under Rule 14.25(1) of the Listing Rules and was subject to disclosure requirement.

On 5th June, 2003, the Group's wholly-owned subsidiary, Smart Expand Limited has exercised its right of compulsory acquisition. After the compulsory acquisition, CSHL has officially become a wholly-owned subsidiary of the Company and was delisted from the Official List of SGX-ST with effect from 11th June, 2003. Its name has been changed to "Chevalier Singapore Holdings Pte. Ltd." with effect from 20th June, 2003.

Directors' Interests in Securities

As at 31st March, 2003, the interests of the Directors in the share capital of the Company and its associated corporations (as defined in the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance")) which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or required to be recorded in the register of the Company pursuant to Section 29 of the SDI Ordinance were as follows:

(a) Interests in the Company – Shares

	Number of ordinary shares		
Name of Director	**Personal interests**	**Family interests**	**Total**
CHOW Yei Ching	662,561,758 *	–	662,561,758
KUOK Hoi Sang	491,083	–	491,083
FUNG Pak Kwan	456,450	–	456,450
KAN Ka Hon	145,200	–	145,200
TAM Kwok Wing	845,078	162,365	1,007,443

* *Dr CHOW Yei Ching beneficially owned 662,561,758 shares of the Company, representing approximately 50.61% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholder" below.*

(b) Interests in Associated Corporations – Shares

		Number of ordinary shares			
Name of Director	**Associated corporation**	**Personal interests**	**Corporate interests**	**Family interests**	**Total**
CHOW Yei Ching	CiTL	34,079,270	434,974,666*	–	469,053,936
	CSHL	–	101,653,000*	–	101,653,000
	CCHL	61,036,489	89,385,444*	–	150,421,933
KUOK Hoi Sang	CiTL	12,000,000	–	–	12,000,000
	CCHL	1,326,437	–	–	1,326,437
FUNG Pak Kwan	CiTL	12,900,000	–	–	12,900,000
KAN Ka Hon	CiTL	2,256,000	–	–	2,256,000
TAM Kwok Wing	CiTL	2,000,000	–	52,000	2,052,000
	CCHL	625,796	–	7,142	632,938

* *Dr CHOW Yei Ching had notified CiTL, CSHL and CCHL that under the SDI Ordinance, he was deemed to be interested in 434,974,666 shares in CiTL, 101,653,000 shares in CSHL and 89,385,444 shares in CCHL which were all held by the Company as Dr Chow beneficially owned 662,561,758 shares of the Company, representing approximately 50.61% of the issued share capital of the Company.*

As at 31st March, 2003, certain Directors personally had interests in share options to subscribe for ordinary shares of the Company and its associated corporation as separately disclosed in the section "Share Option Schemes" below.

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2003, none of the Directors of the Company nor their spouses and children under the age of 18 had or were deemed to have any interest in the securities of the Company and any of its associated corporations (as defined in the SDI Ordinance) or were granted any right to subscribe for the securities of the Company or any of its associated corporations or exercised such right during the year pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part 1 of the Schedule to the SDI Ordinance.

Share Option Schemes

The Company and CiTL have adopted share option schemes on 30th September, 1991 ("the Old CIHL Scheme and Old CiTL Scheme respectively"). They have been expired on 29th September, 2001 and no further options may be granted under the Old CIHL Scheme and Old CiTL Scheme. Details of the outstanding options as at 31st March, 2003 which have been granted under the share option schemes of the Company and its associated corporation were as follows:

(a) Interests in the Company – Share Options

Name of Director	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Number of share options: Balance as at 1st April, 2002	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2003
CHOW Yei Ching	17/12/1999	30/06/2000 – 29/06/2003	0.488	8,450,000	-	-	-	8,450,000
KUOK Hoi Sang	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
FUNG Pak Kwan	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,350,000	-	-	-	5,350,000
KAN Ka Hon	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	-	-	-	5,000,000
WONG Kie Ngok, Alexander	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	-	-	-	5,000,000
TAM Kwok Wing	17/12/1999	30/06/2000 – 29/06/2003	0.488	5,000,000	-	-	-	5,000,000

As at 31st March, 2003, the number of shares in respect of which options had been granted under the Old CIHL Scheme was 34,150,000, representing 2.7% of the shares of the Company in issue at that date and would continue to be exercisable in accordance with the terms of grant.

(b) Interests in Associated Corporation – Share Options

Name of Director	Associated corporation	Date of grant	Period during which options are exercisable	Exercise price per option (HK$)	Number of share options: Balance as at 1st April, 2002	Exercised during the year	Cancelled during the year	Lapsed during the year	Outstanding as at 31st March, 2003
CHOW Yei Ching	CiTL	17/12/1999	30/06/2000 – 29/06/2003	0.464	7,000,000	-	-	-	7,000,000
KUOK Hoi Sang	CiTL	17/12/1999	30/06/2000 – 29/06/2003	0.464	5,000,000	-	-	-	5,000,000
FUNG Pak Kwan	CiTL	17/12/1999	30/06/2000 – 29/06/2003	0.464	6,550,000	-	-	-	6,550,000
KAN Ka Hon	CiTL	17/12/1999	30/06/2000 – 29/06/2003	0.464	5,000,000	-	-	-	5,000,000

As at 31st March, 2003, the number of shares in respect of which options had been granted under the Old CiTL Scheme was 28,550,000, representing 3.3% of the shares of CiTL in issue at that date and would continue to be exercisable in accordance with the terms of grant.

Share Option Schemes (continued)

A new share option scheme of the Company ("the New CIHL Scheme") was approved by the shareholders of the Company at the 2002 Annual General Meeting of the Company held on 20th September, 2002. Another new share option scheme of CiTL, the subsidiary of the Company ("the New CiTL Scheme") was also approved by the shareholders of the Company and CiTL at their respective 2002 Annual General Meeting held on 20th September, 2002. The New CIHL Scheme and the New CiTL Scheme fully comply with Chapter 17 of the Listing Rules. Summaries of the terms of the New CIHL Scheme and the New CiTL Scheme were contained in the Company and CiTL's circulars dated 30th July, 2002 respectively. During the year, no share option was granted, exercised, cancelled or lapsed under the New CIHL Scheme and the New CiTL Scheme.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

Apart from the management agreement entered into with CCHL as mentioned above, no other contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 67, is the founder of Chevalier Group and the Chairman of CiTL and CCHL, both of which are public listed companies in Hong Kong. He is also a Non-Executive Director of Van Shung Chong Holdings Limited, Television Broadcasts Limited and Shaw Brothers (Hong Kong) Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Permanent Honorary President of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan.

Mr KUOK Hoi Sang, Managing Director, aged 53, joined Chevalier Group in 1972 and is a Director of CiTL and the Vice Chairman of CCHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr FUNG Pak Kwan, Director, aged 51, joined Chevalier Group in 1974 and is the Managing Director of CiTL. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Group.

Mr KAN Ka Hon, Director and Company Secretary, aged 52, joined Chevalier Group in 1986 and is a Director and Company Secretary of CiTL and Company Secretary of CCHL. He is also a Non-Executive Director of Victory City International Holdings Limited and i100 Limited. He is responsible for management of Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of The Hong Kong Society of Accountants.

Mr WONG Kie Ngok, Alexander, Director, aged 74, joined Chevalier Group in 1989 and is a Director of CCHL. He is responsible for the internal audit and project development of Chevalier Group. Mr Wong is a member of The Australian Society of Certified Public Accountants, a fellow member of The Hong Kong Society of Accountants and a fellow member of The Taxation Institute of Hong Kong.

Mr TAM Kwok Wing, Director, aged 42, joined Chevalier Group in 1986 and is a Director of CCHL. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Company Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau.

Independent Non-Executive Directors

Mr CHENG Ming Fun, Paul, aged 66, was appointed to the Board in 1998. Mr Cheng is a founding partner of China Key Consultants Ltd and a former Legislative Councillor, he was also the Chairman of Inchcape Pacific Limited and N M Rothschild & Sons (Hong Kong) Limited. He holds a number of non-executive directorships with listed companies in both Hong Kong and the U.K. He was also an adjunct professor of Management of Organizations and a member of the Court at The Hong Kong University of Science and Technology.

Mr WONG Wang Fat, Andrew, aged 59, was appointed to the Board in 1999. Mr Wong has been an elected member of the Legislative Council since 1985. He has been lecturing at The Chinese University of Hong Kong since 1970 and is currently Honorary Professor of Government and Public Administration. He is also a Non-Executive Director of New Island Printing Holdings Limited and the Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from The University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A.

Dr CHOW Ming Kuen, Joseph, aged 61, was appointed to the Board in 2002. He is the Chairman of Joseph Chow & Partners Ltd. He has nearly 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is the Chairman of Hong Kong Examinations Authority, Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as Member of the Hong Kong Housing Authority and Hospital Authority.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$20,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$20,194,000 against which the forfeited contributions amounting to HK$2,763,000 have been deducted. There were forfeited contributions amounting to HK$49,000 available at the year end date for the reduction of future employer's contributions.

Substantial Shareholder

As at 31st March, 2003, the sole substantial shareholder of the Company was Dr CHOW Yei Ching who held 662,561,758 shares, representing approximately 50.61% of the issued share capital of the Company as recorded in the register of the Company required to be kept under Section 16(1) of the SDI Ordinance.

Save as disclosed above, none of the Directors is aware of any other person having an interest in shares or right to subscribe for shares, equivalent to 10% or more of the issued share capital of the Company during the year.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and CiTL and the share options granted to certain Directors, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Audit Committee

The Audit Committee, which was established pursuant to the requirements of the Listing Rules, comprising Messrs WONG Wang Fat, Andrew, Iain Leonard DALE who retired on 20th September, 2002 and Dr CHOW Ming Kuen, Joseph who was appointed on 28th November, 2002, the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the Management the Connected Transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 16th July, 2003

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 28 to 78 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2003 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 16th July, 2003

Consolidated Income Statement

For the year ended 31st March, 2003

	NOTES	**2003** **HK$'000**	2002 HK$'000
Turnover	4	**3,332,297**	3,338,878
Cost of sales		**(2,836,708)**	(2,798,120)
Gross profit		**495,589**	540,758
Other operating income	5	**77,230**	46,114
Distribution costs		**(166,198)**	(242,508)
Administrative expenses		**(98,027)**	(116,795)
Impairment loss on assets	6	**(19,699)**	–
Other operating expenses	7	**(67,019)**	(31,868)
Profit from operations		**221,876**	195,701
Finance costs	8	**(50,703)**	(57,893)
Share of results of associates		**2,176**	16,620
Share of results of jointly controlled entities		**(7,485)**	(15,967)
Loss on discontinuing operations	9	**(12,093)**	–
Profit before taxation	10	**153,771**	138,461
Taxation	11	**(52,101)**	(22,816)
Profit before minority interests		**101,670**	115,645
Minority interests		**240**	(4,183)
Profit for the year		**101,910**	111,462
Dividends	12	**45,776**	44,629
Earnings per share	13		
Basic		**39.6 cents**	44.6 cents
Diluted		**39.6 cents**	44.4 cents

Consolidated Balance Sheet

As at 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Investment properties	14	**361,359**	366,465
Property, plant and equipment	15	**1,122,874**	1,216,629
Properties for development	16	**7,153**	5,635
Goodwill	17	**3,620**	–
Negative goodwill	18	**–**	(78)
Intangible assets	19	**4,136**	4,816
Interests in associates	21	**67,038**	96,934
Interests in jointly controlled entities	22	**15,465**	74,206
Investments in securities	23	**28,979**	77,001
Club debenture		**1,619**	1,869
		1,612,243	1,843,477
Current assets			
Inventories	24	**191,492**	188,442
Properties for sale	25	**993,089**	1,057,099
Debtors, deposits and prepayments	26	**991,672**	1,014,644
Amounts due from associates		**4,125**	2,034
Amounts due from customers for contract work	27	**280,719**	86,982
Investments in securities	23	**441,455**	230,070
Pledged deposits		**85,484**	63,136
Bank balances and cash equivalents		**786,660**	683,684
		3,774,696	3,326,091
Current liabilities			
Creditors, deposits and accruals	28	**824,454**	739,144
Unearned insurance premiums – within one year		**135,386**	135,659
Outstanding insurance claims		**226,302**	108,340
Construction costs payable		**21,567**	130,051
Amounts due to associates		**78**	27,293
Amounts due to jointly controlled entities		**–**	19,032
Amounts due to customers for contract work	27	**120,640**	43,022
Bills payable		**43,781**	63,466
Obligations under finance leases	29	**1,891**	3
Deferred service income		**21,209**	18,974
Provision for taxation		**35,299**	17,552
Bank loans and overdrafts	30	**891,454**	526,465
		2,322,061	1,829,001
Net current assets		**1,452,635**	1,497,090
Total assets less current liabilities		**3,064,878**	3,340,567
Non-current liabilities			
Bank loans	30	**434,664**	741,536
Unearned insurance premiums – over one year		**91,166**	36,485
Obligations under finance leases	29	**2,281**	8
Deferred taxation	31	**1,487**	–
		529,598	778,029
Minority interests		**282,659**	334,883
NET ASSETS		**2,252,621**	2,227,655
Capital and reserves			
Share capital	32	**327,308**	318,778
Reserves	33	**1,925,313**	1,908,877
SHAREHOLDERS' FUNDS		**2,252,621**	2,227,655

The financial statements on pages 28 to 78 were approved and authorised for issue by the Board of Directors on 16th July, 2003 and are signed on its behalf by:

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

As at 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
Non-current assets			
Interests in subsidiaries	20	**1,644,200**	1,538,087
Interests in associates	21	**18,108**	18,108
Interests in jointly controlled entities	22	**–**	54,563
Investments in securities	23	**5,673**	4,134
Club debenture		**599**	599
		1,668,580	1,615,491
Current assets			
Debtors, deposits and prepayments		**5,365**	4,181
Amounts due from subsidiaries		**1,009,357**	1,132,209
Amounts due from associates		**652**	257
Investments in securities	23	**139,362**	16,936
Tax prepaid		**532**	656
Bank balances and cash equivalents		**176**	67
		1,155,444	1,154,306
Current liabilities			
Creditors, deposits and accruals		**2,435**	2,383
Amounts due to subsidiaries		**733,290**	1,057,799
Bank loans and overdrafts	30	**290,000**	100,570
		1,025,725	1,160,752
Net current assets (liabilities)		**129,719**	(6,446)
NET ASSETS		**1,798,299**	1,609,045
Capital and reserves			
Share capital	32	**327,308**	318,778
Reserves	33	**1,470,991**	1,290,267
SHAREHOLDERS' FUNDS		**1,798,299**	1,609,045

KUOK Hoi Sang
Director

FUNG Pak Kwan
Director

For the year ended 31st March, 2003

	2003 *HK$'000*	2002 *HK$'000*
Total equity at beginning of the year	**2,227,655**	2,181,263
Deficit on revaluation of investment properties	**(15,669)**	(30,300)
(Deficit) surplus on revaluation of other properties	**(52,548)**	14,813
Exchange difference arising on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	**15,069**	(3,134)
Net losses not recognised in the income statement	**(53,148)**	(18,621)
Profit for the year	**101,910**	111,462
Revaluation surplus released to income statement upon disposal of investment properties	**–**	(741)
Capital reserve released to income statement on liquidation of subsidiaries	**–**	735
Dividends paid	**(38,718)**	(68,584)
Issue of shares	**14,938**	22,175
Share issue expenses	**(16)**	(34)
Total equity at end of the year	**2,252,621**	2,227,655

Consolidated Cash Flow Statement

For the year ended 31st March, 2003

	NOTES	**2003** **HK$'000**	2002 HK$'000
OPERATING ACTIVITIES			
Profit before taxation		**153,771**	138,461
Adjustments for:			
Share of results of associates		**(2,176)**	(16,620)
Share of results of jointly controlled entities		**7,485**	15,967
Interest income		**(25,959)**	(23,682)
Interest expenses		**50,565**	57,892
Dividend income from investments in securities		**(364)**	(894)
Finance lease charges		**138**	1
Depreciation		**57,883**	57,440
Impairment loss on property, plant and equipment		**1,218**	–
Impairment loss on investments in securities		**1,959**	–
Impairment loss on goodwill		**17,740**	–
Reversal of impairment loss on properties for development		**(930)**	–
Impairment loss on club debenture		**250**	–
Release of negative goodwill		**(78)**	–
Amortisation of goodwill		**1,859**	1,830
Amortisation of intangible assets		**680**	84
Loss on liquidation of subsidiaries		**–**	735
Net loss on disposal of property, plant and equipment		**11,524**	4,874
Deficits (surplus) on revaluation of non-current properties		**28,539**	(5,463)
Gain on disposal of an associate		**(309)**	–
Loss on disposal of a jointly controlled entity		**409**	–
Reversal of impairment loss on interests in jointly controlled entities		**–**	(378)
Operating cash flows before movements in working capital		**304,204**	230,247
Decrease in inventories		**5,096**	56,876
Decrease in properties for sale		**64,010**	104,150
Decrease in debtors, deposits and prepayments		**42,632**	30,109
(Increase) decrease in amounts due from customers for contract work		**(185,234)**	523
Increase in investments in securities		**(159,398)**	(252,482)
Increase (decrease) in creditors, deposits and accruals		**68,444**	(116,805)
Increase in unearned insurance premiums		**54,408**	90,773
Increase in outstanding insurance claims		**117,962**	83,026
Decrease in construction costs payable		**(108,484)**	(46,197)
Increase in amounts due to customers for contract work		**75,806**	37,410
Decrease in bills payable		**(19,692)**	(56,838)
Increase (decrease) in deferred service income		**2,220**	(11,461)
Exchange difference		**(7,108)**	1,668
Cash generated from operations		**254,866**	150,999
Interest paid		**(50,443)**	(63,188)
Finance lease charges paid		**(138)**	(1)
Profits tax paid		**(32,767)**	(42,466)
Profits tax refunded		**3,579**	7,361
NET CASH FROM OPERATING ACTIVITIES		**175,097**	52,705

For the year ended 31st March, 2003

	NOTES	2003 HK$'000	2002 HK$'000
INVESTING ACTIVITIES			
Interest received		**23,010**	19,946
Dividends received from associates		**10,387**	3,361
Dividends received from jointly controlled entities		**4,650**	–
Purchase of property, plant and equipment		**(36,179)**	(314,570)
Dividends received from investments in securities		**364**	894
Proceeds from disposal of property, plant and equipment		**8,015**	7,595
Purchase of additional interest in subsidiaries		**(46,698)**	(221)
Purchase of and additional investment in associates		**(13,635)**	(4,734)
Purchase of jointly controlled entities		**–**	(54,560)
Purchase of intangible assets		**–**	(4,900)
Proceeds from disposal of a jointly controlled entity		**26**	–
Net (advances to) repayments by associates		**(1,146)**	32,124
Repayments by jointly controlled entities		**6**	791
Increase in pledged deposits		**(22,333)**	(136)
Acquisition of subsidiaries	34	**3,135**	–
Increase in fixed deposits with maturity over three months		**(20,034)**	–
NET CASH USED IN INVESTING ACTIVITIES		**(90,432)**	(314,410)
FINANCING ACTIVITIES			
Dividends paid		**(23,780)**	(46,409)
Dividends paid to minority shareholders of subsidiaries		**(1,700)**	(11,985)
New bank and other loans raised		**350,490**	611,906
Repayment of bank and other loans		**(320,550)**	(337,118)
Share issue expenses		**(16)**	(34)
Repayment of finance leases obligations		**(1,260)**	(48)
Contribution by minority shareholders of subsidiaries		**4**	24,700
Repayment of capital to minority shareholders of a subsidiary		**(10,177)**	–
NET CASH (USED IN) FROM FINANCING ACTIVITIES		**(6,989)**	241,012
Increase (decrease) in cash and cash equivalents		**77,676**	(20,693)
Cash and cash equivalents at beginning of the year		**680,448**	702,349
Effect of changes in foreign exchange rates		**6,362**	(1,208)
Cash and cash equivalents at end of the year		**764,486**	680,448
Analysis of the balance of cash and cash equivalents			
Cash and cash equivalent as previously reported			628,126
Effect of reclassification of short term bank loans			52,322
Cash and cash equivalents as restated			680,448
Being:			
Bank balances and cash equivalents		**786,660**	683,684
Less: fixed deposits with maturity over three months		**(20,034)**	–
		766,626	683,684
Bank overdrafts		**(2,140)**	(3,236)
		764,486	680,448

For the year ended 31st March, 2003

1. General

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the principal activities of its subsidiaries are set out on pages 71 to 74.

2. Adoption of Statements of Standard Accounting Practice

In the current year, the Group has adopted a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA"). The adoption of these standards has led to a number of changes in the Group's accounting policies as mentioned below but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Presentation of financial statements

The adoption of SSAP 1 (Revised) "Presentation of financial statements" replaces the statement of recognised gains and losses with a statement of changes in equity.

Foreign currencies

The revisions to SSAP 11 "Foreign currency translation" have eliminated the choice of translating the income statements of overseas subsidiaries, associates and jointly controlled entities at the closing rate for the year, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash flow statement

Under SSAP 15 (Revised) "Cash flow statements", cash flows are classified under three headings – operating, investing and financing, rather than the previous five headings. Interest and dividend received, interest paid and dividend paid, which were previously presented under a separate heading, are classified as investing, operating and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. In addition, the amounts presented for cash and cash equivalents have been amended to exclude short-term loans that are financing in nature. The re-definition of cash and cash equivalents resulted in a restatement of the comparative amounts shown in the cash flow statement.

Discontinuing operations

Under SSAP 33 "Discontinuing operations", financial statement amounts relating to the discontinuing operation are disclosed separately from the point at which either a binding sale agreement is entered into or a detailed plan for the discontinuance is announced. The adoption of SSAP 33 has resulted in the identification of the Group's retailing of telecommunication equipment and provision of telecommunication agency services as discontinuing operations in the current period, details of which are disclosed in note 9.

Employee benefits

SSAP 34 "Employee benefits" introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements. Other changes in measuring employment benefits have not had any material effect on the results for the current or prior accounting periods.

3. Principal Accounting Policies

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and investments in securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (d) and (e) below.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill on consolidation

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity. Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition over the cost of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the consolidated income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life of 4 to 5 years. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to consolidated income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Negative goodwill arising on acquisitions after 1st April 2001 is presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to the consolidated income statement in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of an associate and a jointly controlled entity is deducted from the carrying value of the associate and jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the consolidated balance sheet as a deduction from assets.

(c) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of the associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill paid less any negative goodwill on acquisition in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

3. Principal Accounting Policies (continued)

(e) Joint ventures

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the goodwill paid less any negative goodwill on acquisition in so far as it has not already been written off, amortised or released to the consolidated income statement, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

The Company's investments in jointly controlled entities are stated at cost, as reduced by any identified impairment loss. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(f) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(g) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

3. Principal Accounting Policies (continued)

(g) Investment properties (continued)

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(h) Property, plant and equipment

(i) Hotel properties

Hotel properties and their internal fixed plant and related fixtures are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on a straight-line basis on hotel properties over the remaining terms of the relevant land lease.

(ii) Other properties

Cold storage warehouses and other properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any revaluation increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the revalued amount of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

(iii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value at the following rates per annum:

	Basis	**Initial charge upon purchase**	**Annual charge**
Pipe rehabilitation equipment	straight line	–	16.67%
Computer equipment	reducing balance	20%	40%
Others	reducing balance	20%	20%

3. Principal Accounting Policies (continued)

(h) Property, plant and equipment (continued)

(iii) Plant and equipment (continued)

Assets held for leasing are depreciated over the term of the leases. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(i) Intangible assets

Intangible assets are measured initially at cost and amortised on a straight-line basis over their estimated useful lives as follows:

Cold store and public bonded warehouse and rice storage licences	10 years
Computer software licences	5 years

(j) Properties for sale and for development

Properties held for sale are stated at the lower of cost and net realisable value. Properties for development are stated at cost less any identified impairment loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(l) Installation contracts

When the outcome of an installation contract can be estimated reliably, contract costs are charged to the income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

(m) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date. Unearned premiums are computed on the basis of net premiums written during the year, after deduction of net commissions and discounts given to customers, apportioned on a straight-line basis over the period insured.

3. Principal Accounting Policies (continued)

(n) Insurance claims

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(o) Revenue recognition

When the outcome of an installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customer. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Income from sale of securities is recognised on a trade date basis.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(p) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group or income on property, plant and equipment of the Group leased to third parties are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

(q) Finance leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligation for each accounting period.

(r) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

3. Principal Accounting Policies (continued)

(s) Foreign currencies

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange prevailing on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the rates of exchange prevailing on that date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's overseas subsidiaries, associates and jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

(t) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

(u) Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

(v) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

(w) Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

4. Turnover

An analysis of the Group's turnover are as follows:

	2003	2002
	HK$'000	*HK$'000*
Continuing operations:		
Building services and engineering	**1,646,676**	1,640,517
IT equipment and business machines trading and servicing	**584,785**	574,463
Motor vehicles and other trading	**414,012**	398,176
Property and hotel operation	**204,325**	214,444
Insurance business and others	**394,447**	316,225
Discontinuing operations:		
Telecommunication retailing, services and general merchandise trading	**88,052**	195,053
	3,332,297	3,338,878

5. Other Operating Income

	2003 HK$'000	2002 HK$'000
Included in other operating income are:		
Interest from bank and other deposits	**15,257**	19,766
Interest earned on debt securities	**10,702**	3,916
Dividend income from listed securities	**364**	894
Management fee income	**2,780**	2,184
Exchange gain	**4,669**	532
Surplus on revaluation of other properties	**-**	5,463
Release of negative goodwill	**78**	-

6. Impairment Loss on Assets

	2003 HK$'000	2002 HK$'000
Impairment loss on:		
Investments in securities	**1,959**	-
Goodwill	**17,740**	-
	19,699	-

7. Other Operating Expenses

	2003 HK$'000	2002 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of investment properties	**12,007**	-
Deficit on revaluation of other non-current properties	**16,532**	-
Allowance for bad and doubtful debts	**9,305**	20,377
Amortisation of goodwill	**1,859**	1,830
Amortisation of intangible assets	**680**	84

8. Finance Costs

	2003 HK$'000	2002 HK$'000
Interest on bank loans and overdrafts wholly repayable within 5 years	**51,510**	59,681
Interest on other borrowings	**-**	981
Finance lease charges	**138**	1
	51,648	60,663
Less: Amount capitalised to contract work	**(945)**	(2,770)
	50,703	57,893

Borrowing costs capitalised are based on actual interest cost incurred during the construction or for the acquisition of qualifying assets. The average interest rate during the year was 3% (2002: 4%).

9. Discontinuing Operations

The loss arising from discontinuance of the Group's operations in the trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services during the current year are as follows:

	HK$'000
Lease payments under non-cancellable operating leases and outgoings	1,927
Staff redundancy costs	3,264
Loss on disposal of property, plant and equipment	5,425
Impairment loss on property, plant and equipment	1,218
Inventories written off	259
	12,093

In December, 2002, the Group had ceased trading of general merchandise in Hong Kong by closing down all its retail outlets. In addition, the board of directors of the Group determined to cease its retailing of telecommunication equipment and provision of telecommunication agency services which were operated in Hong Kong in September 2002. The operation had been ceased in May 2003.

The results of the operations for the current year and prior year, and the carrying amounts of the assets and liabilities of the businesses which have been included in the consolidated financial statements, are as follows:

	2003	2002
	HK$'000	*HK$'000*
Turnover	**88,052**	195,053
Other operating income	**10,084**	12,291
Operating costs	**(111,762)**	(227,579)
Loss from ordinary activities	**(13,626)**	(20,235)
Less: minority interests	**6,708**	10,024
Loss attributable to the Group	**(6,918)**	(10,211)
Total assets	**12,682**	38,741
Total liabilities	**(13,850)**	(21,645)
	(1,168)	17,096
Less: minority interests	**575**	(8,469)
Net (liabilities) assets attributable to the Group	**(593)**	8,627

During the year, the businesses used HK$8,035,000 (2002: contributed HK$169,000) of the Group's net operating cash flows, used HK$1,089,000 (2002: HK$5,037,000) in respect of investing activities and contributed HK$8,805,000 (2002: HK$2,699,000) in respect of financing activities.

10. Profit Before Taxation

	2003 HK$'000	2002 HK$'000
Profit before taxation is arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	**58,414**	57,489
Assets held under finance leases	**1,107**	2
	59,521	57,491
Less: Amount capitalised to contract work	**(1,638)**	(51)
	57,883	57,440
Auditors' remuneration	**5,178**	4,980
Staff costs *(note a)*	**542,305**	583,769
Less: Amount capitalised to contract work	**(22,290)**	(26,110)
	520,015	557,659
Operating lease payments in respect of leasing of		
Premises	**27,156**	33,090
Others	**556**	695
	27,712	33,785
Net loss on disposal of property, plant and equipment	**11,524**	4,874
Net realised and unrealised holding loss on other investments	**9,464**	–
and crediting:		
Gross rental income from properties of HK$69,730,000 (2002 : HK$76,698,000) less outgoings *(note b)*	**56,483**	61,348
Gross earnings from leasing of equipment of HK$1,999,000 (2002 : HK$867,000) less outgoings	**1,260**	715
Net realised gain and unrealised holding gain on investments in securities	**–**	12,217

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in note 37.

Staff costs include an amount of HK$6,028,000 (2002: HK$3,545,000) in respect of redundancy payments made to staff and an amount of HK$20,194,000 (2002: HK$21,894,000) in respect of retirement benefits scheme contributions, net of forfeited contributions.

(b) Included in rental income is an amount of HK$1,859,000 (2002: HK$2,147,000) less outgoings of HK$751,000 (2002: HK$813,000) from jointly controlled assets.

For the year ended 31st March, 2003

11. Taxation

	2003 HK$'000	2002 HK$'000
The charge (credit) comprises:		
Company and subsidiaries		
Current year profits tax		
Hong Kong (Note a)	**33,723**	21,050
Overseas (Note b)	**12,697**	12,673
Overprovision for Hong Kong profits tax in prior year (Note c)	**–**	(12,000)
	46,420	21,723
Deferred taxation	**1,487**	–
	47,907	21,723
Share of taxation of associates	**4,514**	881
Share of taxation of jointly controlled entities	**(320)**	212
	52,101	22,816

Notes

(a) Provision for Hong Kong profits tax is calculated at the rate of 16% (2002: 16%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company comprising the Group.

(b) Provision for overseas taxation is calculated at the rates applicable to the relevant local legislation on the estimated profits.

(c) Last year's profits tax overprovision represents reversal of provision made on the capital gain on disposal of a subsidiary upon finalisation of assessment by the Inland Revenue Department.

Details of the potential deferred tax (credit) charge not provided for in the year are set out in note 31.

12. Dividends

	2003 HK$'000	2002 HK$'000
Interim dividend paid		
HK$0.075 (2002: HK$0.100) per share	**19,591**	25,502
Final dividend proposed		
HK$0.100 (2002: HK$0.075) per share	**26,185**	19,127
	45,776	44,629

Dividend per share has been adjusted for the consolidation of the Company's ordinary shares in June 2003 as described in note 44.

The amount of final dividend payable for the year ended 31st March, 2003 has been increased by HK$683,000 as all the grantees of share options had exercised their options to subscribe for shares subsequent to the balance sheet date.

Shareholders have an option to receive new shares of the Company in lieu of cash for the interim dividend for the year ended 31st March, 2003 and final dividend for both years.

13. Earnings Per Share

The calculation of the basic and diluted earnings per share for both years, which have been adjusted for the consolidation of the Company's ordinary shares subsequent to the balance sheet date as described in note 44, is based on the following data:

	2003	2002
	HK$'000	*HK$'000*
Earnings for the purposes of basic and diluted earnings per share	**101,910**	111,462

	Number of shares	
	'000	*'000*
Weighted average number of ordinary shares for the purpose of basic earnings per share	**257,323**	249,790
Effect of dilutive potential ordinary shares: Share options	**269**	1,088
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**257,592**	250,878

The calculation of diluted earnings per share for the year ended 31st March 2002 did not assume the exercise of certain outstanding share option as its exercise price was higher than the average market price per share during the year ended 31st March, 2002.

14. Investment Properties

	Hong Kong under medium-term leases	**PRC under medium-term leases**	**Overseas on freehold land**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP				
AT VALUATION				
At 1st April, 2002	199,083	9,140	158,242	366,465
Exchange adjustments	–	–	6,390	6,390
Transfers from properties for own use	26,500	1,287	–	27,787
Net surplus (deficit) on revaluation	(32,666)	156	(6,773)	(39,283)
At 31st March, 2003	192,917	10,583	157,859	361,359

Notes:

(a) *Investment properties in Hong Kong with a carrying value of HK$18,667,000 (2002: HK$21,333,000) represent the Group's share of interest in jointly controlled assets.*

(b) Properties were revalued on an open market value based on existing use basis on 31st March, 2003 by independent professional valuers. Properties in Hong Kong and other regions in the People's Republic of China (the "PRC") were revalued by Knight Frank and DTZ Debenham Tie Leung Limited. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ Debenham Tie Leung Limited.

(c) Charges were created on the investment properties with a total carrying value of HK$183,376,000 (2002: HK$185,472,000).

(d) Gross rental income derived from investment properties for the year amounted to HK$19,960,000 (2002: HK$20,426,000).

For the year ended 31st March, 2003

15. Property, Plant and Equipment

	Properties for own use	Hotel properties	Cold storage warehouse	Machinery & tools	Furniture, fixtures, other equipment, yacht and motor vehicles held for own use	Furniture, fixtures, other equipment, yacht and motor vehicles held for leasing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP							
AT COST OR VALUATION							
At 1st April, 2002	673,928	164,571	270,000	70,019	194,198	2,371	1,375,087
Exchange adjustments	3,820	5,985	–	484	1,286	34	11,609
Acquisition of subsidiaries	–	–	–	26,896	1,673	–	28,569
Additions	–	2,237	–	14,019	15,014	4,909	36,179
Disposals	(795)	–	–	(19,792)	(16,809)	(273)	(37,669)
Transfers	(27,787)	–	–	2,153	(2,153)	–	(27,787)
Net deficit on revaluation	(51,746)	(13,516)	(20,000)	–	–	–	(85,262)
At 31st March, 2003	597,420	159,277	250,000	93,779	193,209	7,041	1,300,726
ACCUMULATED DEPRECIATION AND IMPAIRMENT							
At 1st April, 2002	–	–	–	39,044	119,008	406	158,458
Exchange adjustments	–	–	–	312	970	5	1,287
Charge for the year	14,248	5,601	6,537	12,297	19,846	992	59,521
Impairment loss	–	–	–	129	1,089	–	1,218
Eliminated upon disposals	(4)	–	–	(6,867)	(9,300)	(79)	(16,250)
Transfers	–	–	–	266	(266)	–	–
Eliminated upon revaluation	(14,244)	(5,601)	(6,537)	–	–	–	(26,382)
At 31st March, 2003	–	–	–	45,181	131,347	1,324	177,852
NET BOOK VALUES							
At 31st March, 2003	597,420	159,277	250,000	48,598	61,862	5,717	1,122,874
At 31st March, 2002	673,928	164,571	270,000	30,975	75,190	1,965	1,216,629

An analysis of the cost and valuation of the Group's property, plant and equipment is as follows:

	Properties for own use	Hotel properties	Cold storage warehouse	Machinery & tools	Held for own use	Held for leasing	Total
At cost	–	–	–	93,779	193,209	7,041	294,029
At 2003 professional valuation	594,938	148,686	250,000	–	–	–	993,624
At 2003 directors' valuation	2,482	10,591	–	–	–	–	13,073
	597,420	159,277	250,000	93,779	193,209	7,041	1,300,726

15. Property, Plant and Equipment (continued)

Notes:

(a) The net book value of properties comprises:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
In Hong Kong under:		
Long lease	**177,450**	185,110
Medium-term lease	**554,610**	646,910
In PRC under:		
Long lease	**64,402**	69,967
Medium-term lease	**49,828**	54,518
Short-term lease	**–**	540
Overseas:		
On freehold land	**139,272**	130,863
Long lease	**16,512**	15,864
Medium-term lease	**4,328**	4,727
Short-term lease	**295**	–
	1,006,697	1,108,499

(b) Properties were revalued on 31st March, 2003 on an open market value existing use basis. Certain properties in the PRC were revalued by the directors and the other properties were revalued by independent professional valuers, Knight Frank, DTZ Debenham Tie Leung Limited, CKS Property Consultants Pte Ltd, CIBI Information, Inc., CB Richard Ellis (Pte) Limited and Insignia Brooke (Thailand) Limited.

(c) Had the properties been carried at cost less accumulated depreciation, the carrying value as at 31st March, 2003 would have been HK$1,033,155,000 (2002: HK$1,105,733,000).

(d) Charges were created on the properties with a total carrying value of HK$646,639,000 (2002: HK$740,709,000).

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$6,926,000 (2002: HK$13,000).

16. Properties for Development

	THE GROUP
	HK$'000
OVERSEAS PROPERTIES ON FREEHOLD LAND	
At 1st April, 2002	5,635
Exchange adjustments	588
Reversal of impairment loss recognised in prior years	930
At 31st March, 2003	7,153

17. Goodwill

	THE GROUP HK$'000
COST	
Acquisition of subsidiaries	11,325
Transfer from interest in a jointly controlled entitly	10,928
At 31st March, 2003	22,253
ACCUMULATED AMORTISATION AND IMPAIRMENT	
Charge for the year	893
Impairment loss recognised during the year	17,740
At 31st March, 2003	18,633
NET BOOK VALUE	
At 31st March, 2003	3,620
At 31st March, 2002	–

18. Negative Goodwill

	THE GROUP HK$'000
COST	
At 1st April, 2002	78
Released to income statement	(78)
At 31st March, 2003	–

19. Intangible Assets

THE GROUP	Cold store and public bonded warehouse and rice storage licences HK$'000	Computer software licences HK$'000	Total HK$'000
COST			
At 1st April, 2002 and 31st March, 2003	3,000	1,900	4,900
ACCUMULATED AMORTISATION			
At 1st April, 2002	37	47	84
Charge for the year	300	380	680
At 31st March, 2003	337	427	764
NET BOOK VALUES			
At 31st March, 2003	2,663	1,473	4,136
At 31st March, 2002	2,963	1,853	4,816

20. Interests in Subsidiaries

	THE COMPANY	
	2003	2002
	HK$'000	*HK$'000*
Cost less impairment loss		
Shares listed in		
Hong Kong	**171,990**	171,463
Singapore	**–**	77,014
Unlisted shares	**1,072,312**	1,025,589
Amounts due from subsidiaries less allowances	**399,898**	264,021
	1,644,200	1,538,087
Market value of shares listed in		
Hong Kong	**55,143**	102,194
Singapore	**–**	150,944

Particulars regarding the principal subsidiaries at 31st March, 2003 are set out on pages 71 to 74. The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affected the results or assets of the Group.

None of the subsidiaries had any debt securities outstanding at the end of the year.

21. Interests in Associates

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Share of net assets				
Associate listed in Hong Kong	**27,427**	24,764	**–**	–
Associate listed overseas	**7,785**	–	**–**	–
Unlisted associates	**15,900**	69,714	**–**	–
Negative goodwill on acquisition of an associate	**(309)**	(309)	**–**	–
Goodwill on acquisition of an associate *(note b)*	**2,435**	–	**–**	–
Cost less impairment loss				
Associate listed in Hong Kong	**–**	–	**18,108**	18,108
Amounts due from associates	**13,800**	2,765	**–**	–
	67,038	96,934	**18,108**	18,108
Market value of Hong Kong listed associate	**7,151**	16,983	**5,812**	13,803
Market value of overseas listed associate	**12,350**	–	**–**	–
	19,501	16,983	**5,812**	13,803

21. Interests in Associates (continued)

Notes:

(a) Particulars regarding the principal associates at 31st March, 2003 are set out on page 75. The Directors are of the opinion that a complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affected the results or net assets of the Group.

(b) Goodwill on acquisition of associate

	THE GROUP *HK$'000*
COST	
Arising on acquisition and at 31st March, 2003	2,449
ACCUMULATED AMORTISATION	
Amortisation for the year and at 31st March, 2003	14
NET BOOK VALUE	
At 31st March, 2003	2,435

22. Interests in Jointly Controlled Entities

	THE GROUP		THE COMPANY	
	2003 ***HK$'000***	2002 *HK$'000*	**2003** ***HK$'000***	2002 *HK$'000*
Share of net (liabilities) assets	**(18,925)**	27,930	**–**	–
Goodwill on acquisition of jointly controlled entities *(note b)*	**–**	11,880	**–**	–
Cost less impairment loss	**–**	–	**–**	54,563
Amounts due from jointly controlled entities	**34,390**	34,396	**–**	–
	15,465	74,206	**–**	54,563

Notes:

(a) Particulars regarding the principal jointly controlled entities at 31st March, 2003 are set out on page 76. The Directors are of the opinion that a complete list of the particulars of all jointly controlled entities would be of excessive length and therefore the jointly controlled entities as set out are those which principally affected the results or net assets of the Group.

(b) Goodwill on acquisition of jointly controlled entities

	THE GROUP *HK$'000*
COST	
At 1st April, 2002	13,710
Transfer to goodwill of subsidiaries	(13,710)
At 31st March, 2003	–
ACCUMULATED AMORTISATION	
At 1st April, 2002	1,830
Charge for the year	952
Transfer to goodwill of subsidiaries	(2,782)
At 31st March, 2003	–
NET BOOK VALUE	
At 31st March, 2003	–
At 31st March, 2002	11,880

23. Investments in Securities

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Held to maturity securities:				
Debt securities				
Unlisted	**17,800**	72,322	**–**	–
Listed overseas	**4,179**	–	**–**	–
Other investments:				
Equity securities				
Listed				
Hong Kong	**9,384**	8,574	**3,488**	4,134
Overseas	**17,250**	20,663	**–**	–
Unlisted	**4,357**	400	**2,185**	–
Debt securities				
Listed overseas	**204,417**	28,860	**139,362**	16,936
Unlisted	**174,499**	85,717	**–**	–
Unlisted unit trusts	**38,548**	90,535	**–**	–
	470,434	307,071	**145,035**	21,070
Market values of listed securities				
Debt securities				
Overseas	**214,942**	28,860	**139,362**	16,936
Equity securities				
Hong Kong	**9,384**	8,574	**3,488**	4,134
Overseas	**17,250**	20,663	**–**	–
	241,576	58,097	**142,850**	21,070
Carrying value analysed for reporting purposes are:				
Non-current	**28,979**	77,001	**5,673**	4,134
Current	**441,455**	230,070	**139,362**	16,936
	470,434	307,071	**145,035**	21,070

24. Inventories

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Raw materials	**12,027**	10,171
Inventories held for resale	**149,211**	151,848
Consumable stores	**30,254**	26,423
	191,492	188,442

The cost of inventories recognised as an expense during the year was HK$951,258,000 (2002: HK$977,600,000).

Inventories held for resale include an amount of HK$25,571,000 (2002: HK$85,643,000) carried at net realisable value.

25. Properties for Sale

The cost of properties sold during the year amounted to HK$34,865,000 (2002: HK$38,928,000).

Properties for sale include an amount of HK$408,000,000 (2002: HK$460,961,000) carried at net realisable value.

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$17,151,000 (2002:HK$17,151,000).

26. Debtors, Deposits and Prepayments

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$297,000 (2002: HK$518,000) in relation to jointly controlled assets.

Included in debtors, deposits and prepayments are trade debtors of HK$688,799,000 (2002: HK$711,915,000). The aged analysis of trade debtors is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	**628,833**	611,329
61 – 90 days	**28,492**	38,764
Over 90 days	**31,474**	61,822
	688,799	711,915

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

27. Amounts due from (to) Customers for Contract Work

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**3,448,568**	3,911,554
Recognised profits less recognised losses	**71,216**	281,676
	3,519,784	4,193,230
Less: Progress billings	**(3,359,705)**	(4,149,270)
	160,079	43,960
Represented by:		
Amounts due from customers included in current assets	**280,719**	86,982
Amounts due to customers included in current liabilities	**(120,640)**	(43,022)
	160,079	43,960

At 31st March, 2003, retention monies held by customers for contract work amounted to HK$81,772,000 (2002: HK$77,389,000). Advances received from customers for contract work amounted to HK$8,298,000 (2002: HK$23,947,000).

28. Creditors, Deposits and Accruals

At 31st March, 2003, included in creditors, deposits and accruals are the Group's share of liabilities of HK$386,000 (2002: HK$623,000) incurred in relation to jointly controlled assets, which comprise investment properties, properties for sale and the related receivable totalling HK$36,115,000 (2002: HK$39,002,000) disclosed in note 14, 25 and 26 respectively.

At 31st March, 2003, included in creditors, deposits and accruals are trade creditors of HK$216,657,000 (2002: HK$174,732,000). The aged analysis of the trade creditors is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
0 – 60 days	**134,560**	135,170
61 – 90 days	**8,825**	6,291
Over 90 days	**73,272**	33,271
	216,657	174,732

29. Obligations under Finance Leases

	Minimum lease payments		Present value of minimum lease payments	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
THE GROUP				
Amounts payable under finance leases:				
Within one year	**2,095**	5	**1,891**	3
In the second to fifth year inclusive	**2,549**	12	**2,281**	8
	4,644	17	**4,172**	11
Less: future finance charges	**(472)**	(6)	**N/A**	N/A
	4,172	11	**4,172**	11
Less: amount due within one year shown under current liabilities			**(1,891)**	(3)
Amount due for settlement after twelve months			**2,281**	8

The Group leases certain equipment under finance leases. The average lease term is 4 years (2002: 4 years). For the year ended 31 March, 2003, the average effective borrowing rate was 6.2% (2002: 11.8%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

30. Bank Loans and Overdrafts

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The maturity of the bank loans and overdrafts is as follows:				
Repayable within one year	**891,454**	526,465	**290,000**	100,570
Repayable within a period of:				
more than 1 year but not exceeding 2 years	**86,745**	94,608	**–**	–
more than 2 years but not exceeding 5 years	**243,153**	253,417	**–**	–
more than 5 years	**104,766**	393,511	**–**	–
	1,326,118	1,268,001	**290,000**	100,570
Less: amount due within one year shown under current liabilities	**(891,454)**	(526,465)	**(290,000)**	(100,570)
Amount due after one year shown under non-current liabilities	**434,664**	741,536	**–**	–
Secured	**912,718**	879,557	**–**	–
Unsecured	**413,400**	388,444	**290,000**	100,570
	1,326,118	1,268,001	**290,000**	100,570

31. Deferred Taxation

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
At 1st April	**–**	–
Charge for the year	**1,487**	–
At 31st March	**1,487**	–

At the balance sheet date, the major components of potential deferred tax assets (liabilities) provided and unprovided are as follows:

	THE GROUP			
	Provided		Unprovided	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Tax effect of timing difference because of:				
(Excess) shortfall of depreciation over tax allowances	**(1,509)**	–	**(7,200)**	509
Unutilised tax losses	**22**	–	**175,303**	134,196
Other timing differences	**–**	–	**(395)**	1,329
	(1,487)	–	**167,708**	136,034

The amount of the unrecognised tax credit (charge) for the year is as follows:

	THE GROUP	
	2003	2002
	HK$'000	*HK$'000*
Tax effect of timing difference because of		
Difference between tax allowances and depreciation	**(7,709)**	(2,114)
Tax losses arising	**41,107**	17,302
Other timing differences	**(1,724)**	1,036
	31,674	16,224

Deferred tax asset of the Group has not been recognised in the financial statements as it is not certain that the tax asset will be utilised in the foreseeable future.

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties in Hong Kong, Singapore and Thailand as profits or losses arising on the disposal of these properties would not be subject to taxation. Accordingly, these revaluations do not constitute a timing difference for deferred tax purposes.

Deferred taxation has not been accounted for on the deficit arising on revaluation of the Group's properties in the PRC as loss on disposal of these properties would not be allowable as a deduction from other profit. Accordingly, the deficit would not constitute a timing difference for deferred tax purposes.

31. Deferred Taxation (continued)

The potential deferred tax assets attributable to unutilised tax losses of overseas subsidiaries at the balance sheet date will expire in the following years:

	2003	2002
	HK$'000	*HK$'000*
2004	**1,177**	620
2005	**655**	–
2008	**–**	686
2009	**2,015**	1,665
2010	**1,243**	422
2012	**71**	24
2018	**630**	214

The Company had no significant unprovided deferred tax for the year and at the balance sheet date.

32. Share Capital

	Number of ordinary shares of HK$0.25 each	**Nominal value**
		HK$'000
Authorised:		
At 31st March, 2002 and 2003	1,700,000,000	425,000
Issued and fully paid:		
At 1st April, 2001	1,230,904,366	307,726
Issue of shares in lieu of cash dividends	44,207,659	11,052
At 31st March, 2002	1,275,112,025	318,778
Issue of shares in lieu of cash dividends	34,119,840	8,530
At 31st March, 2003	1,309,231,865	327,308

There were no changes in the authorised share capital during the two years ended 31st March, 2003. During the year ended 31st March, 2003, 30,966,938 and 3,152,902 (2002: 44,207,659) shares were issued in lieu of cash dividends payable to the shareholders at a price of HK$0.4361 and HK$0.4551 respectively (2002: HK$0.5016) per share, giving a total consideration of approximately HK$14,938,000 (2002: HK$22,175,000).

Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.25 each are consolidated into one ordinary share of HK$1.25 each.

Details of the share option schemes of the Company and its subsidiaries are set out in note 41. No options under the share option schemes of the Company were exercised during the two years ended 31st March, 2003.

33. Reserves

THE GROUP

	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Other properties	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2001	370,196	268,558	7,526	46,710	98,604	(21,671)	43,082	1,060,532	1,873,537
Final dividend for 2001 paid	-	-	-	-	-	-	(43,082)	-	(43,082)
Issue of new shares	11,123	-	-	-	-	-	-	-	11,123
Share issue expenses	(34)	-	-	-	-	-	-	-	(34)
Released on disposal of properties	-	-	-	(741)	(158)	-	-	158	(741)
(Deficit) surplus on revaluation of properties	-	-	-	(30,300)	14,813	-	-	-	(15,487)
Released to income statement on liquidation of subsidiaries	-	735	-	-	-	-	-	-	735
Profit for the year	-	-	-	-	-	-	-	111,462	111,462
Dividends	-	-	-	-	-	-	19,127	(44,629)	(25,502)
Exchange difference on translation of financial statements of overseas subsidiaries	-	-	-	-	-	(3,134)	-	-	(3,134)
At 31st March, 2002	381,285	269,293	7,526	15,669	113,259	(24,805)	19,127	1,127,523	1,908,877
Final dividend for 2002 paid	-	-	-	-	-	-	(19,127)	-	(19,127)
Issue of new shares	6,408	-	-	-	-	-	-	-	6,408
Share issue expenses	(16)	-	-	-	-	-	-	-	(16)
Deficit on revaluation of properties	-	-	-	(15,669)	(52,548)	-	-	-	(68,217)
Profit for the year	-	-	-	-	-	-	-	101,910	101,910
Dividends	-	-	-	-	-	-	26,185	(45,776)	(19,591)
Exchange difference on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	-	-	-	-	-	15,069	-	-	15,069
At 31st March, 2003	387,677	269,293	7,526	-	60,711	(9,736)	26,185	1,183,657	1,925,313

Notes:

(a) Retained profits of the Group include losses of approximately HK$43,719,000 (2002: HK$33,856,000) and HK$18,925,000 (2002: HK$31,952,000) sustained by associates and jointly controlled entities respectively.

(b) Capital reserve includes HK$84,975,000 (2002: HK$84,975,000) in respect of goodwill and HK$26,459,000 (2002: HK$26,459,000) in respect of negative goodwill. Goodwill of nil (2002: HK$735,000) was released to income statement in the year upon dissolution of a subsidiary.

33. Reserves (continued)

THE COMPANY

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 2001	370,196	95,384	7,526	43,082	701,595	1,217,783
Final dividend for 2001 paid	–	–	–	(43,082)	–	(43,082)
Issue of new shares	11,123	–	–	–	–	11,123
Share issue expenses	(34)	–	–	–	–	(34)
Unclaimed dividends written back	–	33	–	–	–	33
Profit for the year	–	–	–	–	129,946	129,946
Dividends	–	–	–	19,127	(44,629)	(25,502)
At 31st March, 2002	381,285	95,417	7,526	19,127	786,912	1,290,267
Final dividend for 2002 paid	–	–	–	(19,127)	–	(19,127)
Issue of new shares	6,408	–	–	–	–	6,408
Share issue expenses	(16)	–	–	–	–	(16)
Payment of unclaimed dividends written back previously	–	(4)	–	–	–	(4)
Profit for the year	–	–	–	–	213,054	213,054
Dividends	–	–	–	26,185	(45,776)	(19,591)
At 31st March, 2003	387,677	95,413	7,526	26,185	954,190	1,470,991

Contributed surplus represents the difference arising between the value of net assets acquired and the nominal amount of the Company's shares issued upon the reorganisation in 1989 less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

At 31st March, 2003, the Company's reserves available for distribution to shareholders amounted to HK$1,075,788,000 (2002: HK$882,329,000).

34. Acquisition of Subsidiaries

During the year, the Group acquired an additional 37% interest in a jointly controlled entity, Chevalier-PRS Asia Holdings Limited ("PRS Asia") in exchange for the Group's 34% interest in another jointly controlled entity. Since then, PRS Asia became the Group's subsidiary. The net assets acquired are as follow:

	HK$'000
Property, plant and equipment	28,569
Investments in securities	1,371
Goodwill	1,241
Inventories	3,913
Amounts due from customers for contract work	4,117
Debtors, deposits and prepayments	12,665
Cash and bank balances	3,155
Creditors, deposits and accruals	(13,604)
Bank loans and overdrafts	(25,320)
Obligations under finance leases	(5,419)
Minority interests	(2,597)
	8,091
Less: Interest already held by the Group	
Investment in an associate	(2,083)
Amount due from an associate	(1,800)
Net assets acquired	4,208
Goodwill arising on acquisition	17,740
Purchase consideration	21,948
Satisfied by:	
Interest in a jointly controlled entity	21,948
Net cash inflow in respect of acquisition of subsidiaries	
Cash and bank balances acquired	3,155
Bank overdrafts acquired	(20)
	3,135

The subsidiaries acquired during the year contributed HK$45,279,000 to the Group's turnover and reduced the Group's profit from operations by HK$16,906,000.

For the year ended 31st March, 2003

35. Segment Information

Business segments

For management purposes, the Group is currently organised into six operating divisions. These divisions are the basis on which the Group reports its primary segment information. For reporting purpose, the Group re-defines the operating divisions and the comparative segment information for the corresponding period has been reclassified to conform with the current year's presentation.

During the year ended 31st March, 2003, the Group is in the process of discontinuing its retailing of telecommunication equipment and provision of telecommunication agency services business and has discontinued its trading of general merchandise business as disclosed in note 9.

Segment information about these businesses is presented below.

TURNOVER AND RESULTS

Year ended 31st March, 2003

	Continuing					Discontinuing	
	Building services and engineering *HK$'000*	Motor vehicles and other trading *HK$'000*	Property and hotel operation *HK$'000*	IT and business machines trading and servicing *HK$'000*	Insurance business and others *HK$'000*	Telecom-munication services and general merchandise trading *HK$'000* *(Note)*	Consolidated *HK$'000*
TURNOVER	1,646,960	414,012	249,280	586,862	437,469	94,269	3,428,852
Inter-segment sales	(284)	–	(44,955)	(2,077)	(43,022)	(6,217)	(96,555)
External sales	1,646,676	414,012	204,325	584,785	394,447	88,052	3,332,297

Inter-segment sales are charged at prices determined by management with reference to market prices.

RESULTS							
Segment results	143,669	10,942	17,813	1,895	59,431	(13,665)	220,085
Unallocated corporate expenses							(4,332)
Interest income							25,458
Dividend income							364
Impairment loss on assets	(19,699)	–	–	–	–	–	(19,699)
Profit from operations							221,876
Interest expenses							(50,703)
Share of results of associates	4,575	–	–	1,927	(4,326)	–	2,176
Share of results of jointly controlled entities	(7,812)	–	327	–	–	–	(7,485)
Loss on discontinuing operations	–	–	–	–	–	(12,093)	(12,093)
Profit before taxation							153,771
Taxation							(52,101)
Profit before minority interests							101,670
Minority Interests							240
Profit for the year							101,910

35. Segment Information (continued)

Business segments (continued)

BALANCE SHEET

As at 31st March, 2003

	Continuing					Discontinuing	
	Building services and engineering HK$'000	Motor vehicles and other trading HK$'000	Property and hotel operation HK$'000	IT and business machines trading and servicing HK$'000	Insurance business and others HK$'000	Telecom-munication services and general merchandise trading HK$'000 (Note)	Consolidated HK$'000
ASSETS							
Segment assets	1,302,634	161,885	2,229,658	314,323	1,249,365	12,682	5,270,547
Interests in associates	26,161	-	(956)	9,618	32,215	-	67,038
Interests in jointly controlled entities	80	-	15,385	-	-	-	15,465
Unallocated corporate assets							33,889
Consolidated total assets							5,386,939
LIABILITIES							
Segment liabilities	696,492	33,032	155,027	74,033	515,222	13,850	1,487,656
Unallocated corporate liabilities							1,364,003
Consolidated total liabilities							2,851,659

OTHER INFORMATION

Year ended 31st March, 2003

	Continuing					Discontinuing	
	Building services and engineering HK$'000	Motor vehicles and other trading HK$'000	Property and hotel operation HK$'000	IT and business machines trading and servicing HK$'000	Insurance business and others HK$'000	Telecom-munication services and general merchandise trading HK$'000 (Note)	Consolidated HK$'000
Capital additions	59,456	3,953	6,351	6,415	2,167	180	78,522
Depreciation and amortisation	18,423	1,072	27,634	4,332	10,087	512	62,060
Impairment loss on property, plant and equipment	-	-	-	-	-	1,218	1,218
(Surplus) deficit on property revaluation recognised in income statement	(811)	-	29,272	78	-	-	28,539
Loss on disposal of property, plant and equipment	5,072	6	269	666	86	5,425	11,524

For the year ended 31st March, 2003

35. Segment Information (continued)

Business segments (continued)

TURNOVER AND RESULTS

Year ended 31st March, 2002

	Continuing					Discontinuing	
	Building services and engineering *HK$'000*	Motor vehicles and other trading *HK$'000*	Property and hotel operation *HK$'000*	IT and business machines trading and servicing *HK$'000*	Insurance business and others *HK$'000*	Telecom-munication services and general merchandise trading *HK$'000* *(Note)*	Consolidated *HK$'000*
TURNOVER	1,647,364	398,176	259,433	578,376	352,071	205,226	3,440,646
Inter-segment sales	(6,847)	–	(44,989)	(3,913)	(35,846)	(10,173)	(101,768)
External sales	1,640,517	398,176	214,444	574,463	316,225	195,053	3,338,878

Inter-segment sales are charged at prices determined by management with reference to market prices.

RESULTS							
Segment results	120,745	6,458	49,282	(10,575)	29,246	(20,304)	174,852
Unallocated corporate expenses							(3,727)
Interest income							23,682
Dividend income							894
Profit from operations							195,701
Interest expenses							(57,893)
Share of results of associates	682	–	10,000	5,135	803	–	16,620
Share of results of jointly controlled entities	(16,170)	–	203	–	–	–	(15,967)
Profit before taxation							138,461
Taxation							(22,816)
Profit before minority interests							115,645
Minority Interests							(4,183)
Profit for the year							111,462

35. Segment Information (continued)

Business segments (continued)

BALANCE SHEET

As at 31st March, 2002

	Continuing					Discontinuing	
	Building services and engineering *HK$'000*	Motor vehicles and other trading *HK$'000*	Property and hotel operation *HK$'000*	IT and business machines trading and servicing *HK$'000*	Insurance business and others *HK$'000*	Telecom-munication services and general merchandise trading *HK$'000* (Note)	Consolidated *HK$'000*
ASSETS							
Segment assets	1,121,682	134,654	2,442,324	313,696	916,629	38,741	4,967,726
Interests in associates	4,230	–	40,181	18,646	33,877	–	96,934
Interests in jointly controlled entities	39,699	–	34,507	–	–	–	74,206
Unallocated corporate assets							30,702
Consolidated total assets							5,169,568
LIABILITIES							
Segment liabilities	588,302	26,972	252,016	68,192	345,643	21,645	1,302,770
Unallocated corporate liabilities							1,304,260
Consolidated total liabilities							2,607,030

OTHER INFORMATION

Year ended 31st March, 2002

	Continuing					Discontinuing	
	Building services and engineering *HK$'000*	Motor vehicles and other trading *HK$'000*	Property and hotel operation *HK$'000*	IT and business machines trading and servicing *HK$'000*	Insurance business and others *HK$'000*	Telecom-munication services and general merchandise trading *HK$'000* (Note)	Consolidated *HK$'000*
Capital additions	6,966	1,217	51,386	4,751	249,920	5,230	319,470
Depreciation and amortisation	11,979	1,268	34,098	3,991	4,751	3,318	59,405
(Surplus) deficit on property revaluation recognised in income statement	(322)	–	(5,450)	309	–	–	(5,463)
Loss (profit) on disposal of property, plant and equipment	386	75	(621)	2,998	179	1,857	4,874

Note: During the year, the Group had discontinued the retailing of general merchandise while the retailing of telecommunication equipment and agency service had been discontinued in May 2003.

35. Segment Information (continued)

Geographical Segments

The Group's operations in building services and engineering are located in Hong Kong, the PRC and Singapore. Trading of motor vehicles and others are carried out in Canada and USA respectively. Property investment and trading activities and hotel operations are mainly carried out in Hong Kong, the PRC and Canada. Sales and servicing of IT equipment and business machines are mainly carried out in Hong Kong, the PRC and Thailand. Retailing of general merchandise and telecommunication equipment and agency services was carried out in Hong Kong. Insurance business is conducted in Hong Kong.

	Turnover by geographical market	
	2003	2002
	HK$'000	*HK$'000*
Hong Kong	**2,313,984**	2,289,551
The PRC	**257,529**	369,615
Singapore	**197,418**	135,259
Thailand	**123,699**	111,519
Canada	**332,383**	325,349
U.S.A.	**96,080**	86,995
Others	**11,204**	20,590
	3,332,297	3,338,878

The following is an analysis of the carrying amounts of segment assets and additions to investment properties, other properties, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets		Additions to investment properties, other properties, plant and equipment and intangible assets	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Hong Kong	**3,502,002**	3,415,847	**31,701**	265,605
The PRC	**1,157,961**	1,033,367	**13,721**	47,877
Singapore	**299,940**	330,091	**22,911**	470
Thailand	**66,483**	66,995	**3,246**	1,873
Canada	**223,111**	196,893	**3,820**	1,018
U.S.A.	**77,052**	62,243	**131**	189
Others	**60,390**	64,132	**2,992**	2,438
	5,386,939	5,169,568	**78,522**	319,470

36. Major Non-cash Transactions

During the year ended 31st March, 2003,

(a) 34,119,840 (2002: 44,207,659) shares were issued in lieu of cash dividends payable to the shareholders at a total consideration of approximately HK$14,938,000 (2002: HK$22,175,000).

(b) The Group acquired an additional 37% interest in PRS Asia in exchange for the Group's another investment as disclosed in note 34.

37. Emoluments of Directors and Senior Management

Particulars of the emoluments paid to the Directors of the Company are as follows:

	2003 **HK$'000**	2002 HK$'000
Fees	**426**	450
Salaries, allowances and benefits in kind	**17,998**	19,557
Contributions to retirement schemes	**558**	667
	18,982	20,674

Apart from the Directors' fees of HK$426,000 (2002: HK$450,000), no other emoluments were paid or are payable to the Independent Non-executive Directors.

The emoluments of the Directors fall within the following bands:

	Number of Directors	
	2003	2002
Bands		
Nil – HK$1,000,000	**4**	3
HK$1,000,001 – HK$1,500,000	**2**	3
HK$1,500,001 – HK$2,000,000	**1**	1
HK$2,000,001 – HK$2,500,000	**1**	1
HK$3,000,001 – HK$3,500,000	**1**	1
HK$8,500,001 – HK$9,000,000	**1**	1
	10	10

The five highest paid individuals include four (2002: four) directors and the total emoluments paid to the five highest paid individuals for both years are as follows:

	2003 **HK$'000**	2002 HK$'000
Salaries, allowances and benefits in kind	**17,231**	17,202
Performance-based bonus	**1,200**	–
Contributions to retirement schemes	**556**	560
	18,987	17,762

The emoluments of the five highest paid individuals fall within the following bands:

	Number of individuals	
	2003	2002
Bands		
HK$1,500,001 – HK$2,000,000	**1**	2
HK$2,000,001 – HK$2,500,000	**1**	1
HK$2,500,001 – HK$3,000,000	**1**	–
HK$3,000,001 – HK$3,500,000	**1**	1
HK$8,500,001 – HK$9,000,000	**1**	1
	5	5

For the year ended 31st March, 2003

38. Charge on Assets

Bank loans and overdrafts of HK$912,718,000 (2002: HK$879,557,000) and other unutilised banking facilities are secured by charges on certain properties and other assets of the Group with an aggregate carrying value of HK$1,773,145,000 (2002: HK$1,897,661,000). In addition, fixed deposits of HK$85,484,000 (2002: HK$63,028,000) were pledged as a security for guarantees issued by bankers for the Group's performance for maintenance and remedial work for certain Private Sector Participation Scheme projects completed by the Group and as a security for a performance bond issued by a bank in favour of a customer.

39. Contingent Liabilities

At the balance sheet date, the Group and the Company had the following contingent liabilities and commitments:

(a) The Company had contingent liabilities in respect of counter-indemnities given to bankers and insurance institutions amounting to approximately HK$303,700,000 (2002: HK$309,700,000) in respect of guarantees issued by them on the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

(b) The Group and the Company had contingent liabilities in respect of guarantees issued for:

	THE GROUP		THE COMPANY	
	2003	2002	**2003**	2002
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Banking facilities granted to:				
Subsidiaries	**–**	–	**878,615**	1,140,874
Associates	**–**	7,000	**–**	7,000
Jointly controlled entity	**–**	12,200	**–**	12,200
Performance bonds for:				
Subsidiaries	**–**	–	**419,835**	412,670
	–	19,200	**1,298,450**	1,572,744

(c) The Company had contingent liabilities of HK$3,349,000 (2002: HK$2,157,000) in respect of guarantees given to lessors for the Group's equipment.

(d) The Group had contingent liabilities of HK4,322,000 (2002: HK$4,747,000) in respect of guarantees given to an associate for mortgage finance provided to the purchasers of the properties previously held by a former associate.

40. Operating Leases

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2003	2002
	HK$'000	*HK$'000*
Within one year	**4,993**	20,878
In the second to fifth years inclusive	**438**	5,063
	5,431	25,941

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated and rentals are fixed for an average term of two years.

40. Operating Leases (continued)

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of HK$286 million (2002: HK$331 million) and HK$474 million (2002: HK$514 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to six years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

	2003 ***HK$'000***	2002 *HK$'000*
Within one year	**48,869**	43,407
In the second to fifth years inclusive	**21,438**	22,288
	70,307	65,695

41. Share Option Schemes

(a) Share Option Schemes – the Company

The share option scheme of the Company (the "Old Scheme") was adopted on 30th September, 1991 for the primary purpose of providing incentives to directors and eligible employees of the Company and its subsidiaries. Under the Old Scheme, the Board of Directors of the Company might grant options to eligible employees, including directors of the Company and its subsidiaries, to subscribe for shares in the Company. Options are exercisable at any time during the forty-two months commencing on the expiry of six months after the date of acceptance of the share options. The exercise price was determined by the directors of the Company, and was not less than the higher of the nominal value of the Company's share and 80% of the average closing price of the Company's share on the Stock Exchange for the five trading days immediately preceding the date of grant and is subject to adjustment.

The Old Scheme expired on 29th September, 2001 but its term remain in full force and effect in respect of the outstanding options previously granted.

The movements of the outstanding options previously granted under the Old Scheme during the two years ended 31st March 2003 are as follows:

Granted to	**Option**	**At 1/4/2001**	**Cancelled/ Lapsed**	**At 31/3/2002 and 31/3/2003**
Directors	A	43,300,000	43,300,000	–
	B	34,150,000	–	34,150,000
		77,450,000	43,300,000	34,150,000
Employees	C	21,970,000	21,970,000	–
		99,420,000	65,270,000	34,150,000

Details of each lot of the share options granted are as follows:

Option	**Date of grant**	**Vesting period From**	**Vesting period To**	**Exercise period From**	**Exercise period To**	**Exercise price**
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.5376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4880
C	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/12/2001	0.6464

As a result of consolidation of the Company's ordinary shares as disclosed in note 44 (a), the remaining options will entitle the holders thereof to subscribe for 6,830,000 new shares of the Company at an adjusted price of HK$2.44 per share.

41. Share Option Schemes (continued)

(a) Share Option Schemes – the Company (continued)

The Company's new share option scheme (the "New Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The New Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the New Scheme and any other schemes is not permitted to exceed 10% of the total shares of the Company in issue at the date of shareholders' approval of the New Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by independent non-executive directors. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 for each lot of options granted. An option may be exercised in accordance with the terms of the New Scheme at any time during the effective period of the New Scheme to be notified by the board of directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

During the year ended 31st March, 2003, no options were granted under the New Scheme.

(b) Share Option Schemes of subsidiary

A subsidiary of the Company, Chevalier iTech Holdings Limited ("CiTL") adopted a share option scheme (the "CiTL Old Scheme") on 30th September 1991 for the primary purpose of providing incentives to directors and eligible employees. The terms of the CiTL Old Scheme are similar to the Company's Old Scheme. The CiTL Old Scheme expired on 29th September, 2001 but its terms remain in full force and effect in respect of the outstanding options previously granted.

The movements of the outstanding options previously granted under the CiTL Old Scheme during the two years ended 31st March, 2003 are as follows:

Granted to	Option	At 1/4/2001	Cancelled/ Lapsed	At 31/3/2002 and 31/3/2003
Directors	A	23,600,000	23,600,000	–
	B	23,550,000	–	23,550,000
		47,150,000	23,600,000	23,550,000
Employees	A	5,000,000	5,000,000	–
	B	5,000,000	–	5,000,000
	C	976,000	976,000	–
		10,976,000	5,976,000	5,000,000
		58,126,000	29,576,000	28,550,000

41. Share Option Schemes (continued)

(b) **Share Option Schemes of subsidiary (continued)**

Details of each lot of the share options granted are as follows:

Option	Date of grant	Vesting period From	Vesting period To	Exercise period From	Exercise period To	Exercise price
A	4/2/1998	4/2/1998	2/9/1998	3/9/1998	2/9/2001	0.3376
B	17/12/1999	17/12/1999	29/6/2000	30/6/2000	29/6/2003	0.4640
C	9/3/1998	9/3/1998	6/10/1998	7/10/1998	6/10/2001	0.3920

As a result of consolidation of CiTL's ordinary shares on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.1 each were consolidated into one ordinary share of HK$0.5 each, the remaining options will entitle the holders thereof to subscribe for 5,710,000 new shares of CiTL at an adjusted price of HK$2.32 per new share.

CiTL adopted a new share option scheme (the "CiTL New Scheme") on 20th September, 2002 and its terms are similar to the Company's New Scheme. During the year ended 31st March, 2003, no options were granted under the CiTL New Scheme.

42. Retirement Benefits

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of relevant payroll costs at a maximum of HK$20,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$2,763,000 (2002: HK$4,446,000). At the balance sheet date, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$49,000 (2002: HK$340,000). As at 31st March 2003, contributions of HK$1,760,000 (2002: HK$1,858,000) due in respect of the reporting period had not been paid over to the scheme.

43. Related Party Transactions

Details of the material transactions with the Company's directors, associates and jointly controlled entities which are regarded as related parties for the purpose of SSAP 20 "Related party disclosures" are as follows:

(a) Transactions with Chevalier Construction Holdings Limited ("CCHL") Group

(i) On 1st April, 2002, the Company entered into an agreement with a major associate CCHL, under which a major associate the Company shall provide accounting, treasury, electronic data processing, company secretarial and personnel management services to CCHL Group for a term of one year ended on 31st March, 2003 at a management fee calculated at the rate of 0.3% of the aggregate annual turnover of the operating subsidiaries of CCHL. Management fee received from CCHL Group under this agreement for the year ended 31st March, 2003 amounted to HK$676,000 (2002: HK$1,584,000).

43. Related Party Transactions (continued)

(a) Transactions with Chevalier Construction Holdings Limited ("CCHL") Group (continued)

(ii) During the year, the Group received rental determined with reference to market rates amounting to HK$1,896,000 (2002: HK$2,242,000) from CCHL Group for the use of the Group's premises. The rental receivable as at the balance sheet date amounted to HK$56,000 (2002: HK$170,000).

(iii) An agreement was made between the Company and CCHL whereby CCHL Group may source the supply of lifts and escalators, air conditioning systems, electrical and mechanical systems, building materials and equipment and related installation services from the various subsidiaries of the Company from time to time. The value of work done and supplies made to CCHL Group during the year and the amount receivable as at the balance sheet date amounted to HK$9,268,000 (2002: HK$44,292,000) and HK$5,100,000 (2002: HK$1,067,000) respectively.

(iv) The Group maintained insurance policies with CCHL in respect of public liability insurance, employees compensation insurance and contractors all risk insurance. The insurance premium which are determined by the directors with reference to market prices received during the year amounted to HK$1,057,000 (2002: HK$5,221,000).

(v) An agreement was made between the Group and CCHL Group for drainage works during the year. A total amount of HK$1,426,000 (2002: nil) was paid and payable to CCHL Group for work done during the year.

(b) Transactions with other associates and jointly controlled entities

(i) A 10-year license was granted by an associate to the Group for the rights of using the pipe rehabilitation technology. Royalty paid for the use of the technology during the year amounted to HK$1,388,000 (2002: nil).

(ii) The Group purchased materials and equipment of HK$18,965,000 (2002: nil) at agreed terms from associates. The amount payable as at the balance sheet date amounted to HK$7,133,000 (2002:nil).

(iii) The Group made unsecured loans HK$14,727,000 (2002: nil) to an associate during the year. The loans are unsecured and bear interest at EURIBOR plus 1.5% per annum. Interest income during the year on the loan and interest receivable at the balance sheet date amounted to HK$501,000 (2002: nil).

(iv) Apart from the above, the Group made advances to its associates and jointly controlled entities during the year. The advances with these companies are unsecured and without fixed terms of repayment. The outstanding balances at 31st March, 2003 are disclosed in the consolidated balance sheet and notes 21 and 22.

(c) Pursuant to the offer to the public for the remaining shares of Chevalier Singapore Holdings Limited ("CSHL") not already held by the Group as disclosed in note 44(b), the Group acquired from a director, all his interest in CSHL, through acceptance of the offer, at a consideration of S$1,968,750 equivalent to HK$8,702,000.

44. Post Balance Sheet Events

(a) Pursuant to a special resolution passed at a special general meeting of the shareholders of the Company on 5th June, 2003, every five issued and unissued ordinary shares of HK$0.25 each of the Company are consolidated into one ordinary share of HK$1.25 each.

(b) On 6th February, 2003, the Group made an unconditional cash offer, through a wholly-owned subsidiary, to acquire all the remaining issued ordinary shares of CSHL not already held by the Group at a price of S$0.38 per share. The offer was approved by the shareholders of CSHL on 2nd April, 2003.

Subsequent to the closing date of the offer, the subsidiary exercised its statutory right to acquire the remaining shares at a price of S$0.38 per share. As a result, CSHL became a wholly owned subsidiary of the Group and the shares of CSHL were delisted from The Singapore Exchange Securities Trading Limited.

(c) On 17th June 2003, the Group made a proposal for an unconditional cash offer for Rib Loc Group Limited ("Rib Loc"), an associate of the Group. The consideration for acquiring all the issued shares of Rib Loc not already held by the Group and all the shares which would be issued assuming a full exercise of the outstanding options and a full conversion of the convertible notes of Rib Loc during the offer period, at a price of A$0.7 per share is approximately A$21,644,000, equivalent to HK$101,934,000.

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the Company		Principal activities
					Directly	Indirectly	
					%	%	
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	856,779,352	42.9	7.9	Investment holding
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier Singapore Holdings Limited** (listed on the Mainboard of the Singapore Exchange Securities Trading Limited)##	Singapore	Ordinary	S$11,250,000	112,500,000	–	90.4	Marketing, installation and maintenance of lifts and escalators
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$140,000,000	140,000,000	100	–	Insurance underwriting
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Hong Kong Limited**	Hong Kong	Ordinary	HK$2	2	–	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Supply and installation of building materials and trading of forklift trucks and generators
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$52,800,000	52,800,000	–	100	Electrical and mechanical contractor
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$26,200,000	26,200,000	–	100	Environmental engineering
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.8	Trading of computer and office equipment and provision of repair and maintenance service
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.8	Maintenance services

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	–	50.8	Installation of satellite antennae
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Chevalier Automobiles Inc. **	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Chrysler Inc.**	Canada	Common	C$101	200	–	100	Sales and servicing of automobiles
Chevalier Motor Cars Inc.**	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier Cold Storage and Warehousing Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Operation of a cold storage warehouse
Chevalier Development (S) Pte Ltd.**	Singapore	Ordinary	S$2,500,000	2,500,000	–	90.4	Property investment
Chevalier Dongguan Hotel Co., Ltd.**	PRC	Not applicable	RMB40,000,000	Not applicable	–	100	Hotel operation
Chevalier Engineering (S) Pte Ltd.**	Singapore	Ordinary	S$500,000	500,000	–	90.4	Installation and maintenance of lifts
Chevalier International (USA) Inc.**	U.S.A.	Common	US$3,900,000	3,900,000	–	100	Grocery trading
Chevalier Lifts Engineering (Shenzhen) Co., Ltd.**	PRC	Not applicable	HK$10,000,000	Not applicable	–	100	Installation and maintenance of lifts
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	–	50.8	Trading
Chevalier iTech (S) Pte Ltd. **	Singapore	Ordinary	S$500,000	500,000	–	50.8	Trading
Chevalier iTech Thai Limited **#	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	– –	50.8 50.8	Trading
Chevalier-PRS (Asia) Holdings Limited	Hong Kong	Ordinary	HK$7,500,000	7,500,000	92	0.8	Investment holding and trading of pipelining materials, machinery and equipment
Chevalier Office Automation Services (Shenzhen) Co., Ltd.**	PRC	Not applicable	HK$1,800,000	Not applicable	–	50.8	Provision of maintenance services
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	–	50.8	Trading
Chevalier Telecom (Thailand) Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.8	Trading
Companhia de Elevadores Chevalier (Macau), Limiteda **	Macau	Ordinary	Patacas100,000	100	–	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Marketing, installation and maintenance of lifts

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the Company Directly	Indirectly	Principal activities
					%	%	
Full Ascent Development Limited	Hong Kong	Ordinary	HK$2	2	–	38.3	Property investment
Gold Express Development Limited**	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Property development
Goldyork Investment Limited**	Hong Kong	Ordinary	HK$2	2	100	–	Property investment
Good Process Limited	Hong Kong	Ordinary Deferred	HK$149 HK$51	149 51	100 –	– 100	Property development
Goodkent Limited**	Hong Kong	Ordinary Deferred	HK$100 HK$2	100 2	– –	100 100	Property development
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.8	Property investment and share dealing
Jiujiang Chevalier Hotel & Travel Co., Ltd.**	PRC	Not applicable	RMB25,000,000	Not applicable	–	100	Hotel operation
Macleh (Chevalier) Ltd.**	Canada	Common	C$10,100	10,100	–	100	Property investment and hotel operation
Oriental Sharp Limited	Hong Kong	Ordinary Deferred	HK$149 HK$51	149 51	– –	100 100	Property development
Chevalier Property Management Limited (Formerly known as "Rich Fortress Limited")	Hong Kong	Ordinary Deferred	HK$100 HK$1,002	100 1,002	– –	100 100	Property management
Sup Aswin Limited**	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.8	Property investment
Talent Luck Limited	Hong Kong	Ordinary Deferred	HK$149 HK$51	149 51	– –	100 100	Property development
757040 Ontario Limited **	Canada	Common	C$10	10	–	100	Property investment
Forth Bridge Company Limited	Hong Kong	Ordinary Deferred	HK$20 HK$10,000	2 1,000	– –	100 100	Property investment
Futex Development Limited**	Hong Kong	Ordinary	HK$1,000	1,000	–	100	Property investment and development
GJ (Development) Company Limited**	Hong Kong	Ordinary Deferred	HK$20 HK$200,000	2 20,000	– –	100 100	Property investment
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	–	100	Investment holding and property investment
Macont Developments Inc.**	Canada	Common	C$1,000	1,000	–	100	Property investment
Matterhorn Properties Limited	The British Virgin Islands/Hong Kong	Ordinary	US$1	1	–	100	Property investment
Open City Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	100	Property investment

Principal Subsidiaries

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up capital/ registered capital	No. of shares	Effective percentage of issued capital/registered capital held by the Company		Principal activities
					Directly	Indirectly	
					%	%	
Peak Gain Limited**	Hong Kong	Ordinary	HK$20	2	-	100	Property investment
PPR Technology (S) Pte Ltd**	Singapore	Ordinary	S$1,000,000	1,000,000	-	92.8	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, gas and water pipelines, and civil and structural engineering
Preussag Pipe Rehabilitation Hong Kong Limited	Hong Kong	Ordinary	HK$20,000,000	20,000,000	-	70.5	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines
Proud Rich Limited**	Hong Kong	Ordinary	HK$20	2	-	100	Property investment
		Deferred	HK$20	2	-	100	
Shanghai Chon Main Real Estate Development Co., Ltd.**	PRC	Not applicable	US$18,000,000	Not applicable	-	80	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	-	100	Property investment and trading
Winfield Development Limited	Hong Kong	Ordinary	HK$2	2	-	100	Property investment
Xinyang Chevalier Hotel Co., Ltd.**	PRC	Not applicable	RMB73,709,533	Not applicable	-	70	Hotel operation
YCC (Development) Company Limited**	Hong Kong	Ordinary	HK$20	2	-	100	Property investment
		Deferred	HK$20	2	-	100	

Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

On 11 June 2003, Chevalier Singapore Holdings Limited was delisted from the official list of the Singapore Exchange Securities Trading Limited and changed its name to Chevalier Singapore Holdings Pte. Ltd. on 20 June 2003.

** Not audited by Deloitte Touche Tohmatsu.

All subsidiaries established in PRC are wholly-owned foreign enterprises.

All deferred shares are non-voting.

None of the subsidiaries had any loan capital outstanding at the end of the year.

Name of associate	Place or country of incorporation or registration/ operation	Class of shares held	Effective percentage of issued/registered share capital held by the Company Directly	Indirectly	Principal activities
			%	%	
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary Deferred	– –	35.9 100	Civil engineering
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	–	35.8	Building construction
Chevalier Construction Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	29.2	6.7	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary Deferred	– –	35.9 100	Building construction
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	–	35.9	Civil engineering
Chevalier MLD Leasing Company Limited**	Hong Kong	Ordinary	–	50	Finance, leasing and hire purchase financing
NordiTube Technologies AB	Sweden/Belgium	Ordinary	–	42.7	Supply of PHOENIX process and liners used by licensees for pipe rehabilitation projects
Rib Loc Group Limited	Australia	Ordinary	–	21.5	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacture and marketing of air conditioning duct and components

All the associates are corporate and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

All deferred shares are non-voting.

Principal Jointly Controlled Entities

Name of jointly controlled entity	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Effective percentage of issued/registered share capital held by the Company Directly	Indirectly	Principal activities
				%	%	
Berville Investment Limited	Hong Kong/ PRC	Ordinary	Corporate	–	50	Property development
Fairwide Limited	Hong Kong/ PRC	Ordinary	Corporate	–	50	Property development

The Group's entitlement to share in the profit or loss of these jointly controlled entities is in proportion to its ownership interest.

The following information is extracted from the 2003 published financial statements of Chevalier Construction Holdings Limited, a principal associate:

Consolidated Income Statement

For the year ended 31st March, 2003

	2003	2002
	HK$'000	*HK$'000*
Turnover	**225,498**	526,927
Cost of sales	**(182,487)**	(505,940)
Gross profit	**43,011**	20,987
Other operating income	**1,808**	4,596
Administrative expenses	**(25,964)**	(18,160)
Other operating expenses	**(812)**	(909)
Profit from operations	**18,043**	6,514
Finance costs	**(15)**	(820)
	18,028	5,694
Share of results of an associate	**1,946**	2,098
Share of results of jointly controlled entities	**(743)**	(416)
Profit before taxation	**19,231**	7,376
Taxation	**(11,627)**	(526)
Profit before minority interest	**7,604**	6,850
Minority interests	**(186)**	(127)
Net profit for the year	**7,418**	6,723
Earning per share		
Basic and diluted	**2.98 cents**	2.70 cents
Profit before taxation attributable to the Group	**6,904**	2,648

Consolidated Balance Sheet

As at 31st March, 2003

	2003	2002
	HK$'000	*HK$'000*
Non-current assets		
Property, plant and equipment	**11,675**	14,059
Interests in an associate	**6,937**	6,610
Interests in jointly controlled entities	**8,531**	9,274
	27,143	29,943
Current assets		
Amounts due from customers for contract work	**160,594**	211,841
Trade and other debtors, deposits and prepayments	**272,755**	363,228
Retention money receivable	**57,651**	78,676
Investment securities	**47,241**	–
Bank balances and cash	**58,235**	55,875
	596,476	709,620
Current liabilities		
Amounts due to customers for contract work	**3,619**	13,555
Creditors, deposits and accruals	**446,429**	537,996
Retention money payables	**88,751**	118,477
Provision for taxation	**7,217**	–
Obligations under finance leases	**–**	60
Unsecured bank overdraft	**–**	3
	546,016	670,091
Net current assets	**50,460**	39,529
Total assets less current liabilities	**77,603**	69,472
Non-current liability		
Deferred taxation	**527**	–
Minority interests	**678**	492
NET ASSETS	**76,398**	68,980
Capital and reserves		
Share capital	**24,900**	24,900
Reserves	**51,498**	44,080
SHAREHOLDERS' FUNDS	**76,398**	68,980
Net assets attributable to the Group	**27,427**	24,764

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Wednesday, 3rd September, 2003 at 10:30 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2003.

2. To declare a final dividend with scrip alternative.

3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.

4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT** the authorized share capital of the Company be and is hereby increased from HK$425,000,000 to HK$675,000,000 by the creation of an additional 200,000,000 new ordinary shares of HK$1.25 each, such new shares shall rank pari passu in all respects with the existing shares of the Company."

6. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and Resolution 7:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 6(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of passing this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

8. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 6 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 7, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 31st July, 2003

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Monday, 25th August, 2003 to Friday, 29th August, 2003, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Friday, 22nd August, 2003.